                                                     Pursuant to Rule 424(b)(5)
                                                     Registration No. 333-75635

PROSPECTUS SUPPLEMENT
(To Prospectus dated April 13, 1999)

                               5,250,000 Shares

                        [ITC/\DELTACOM LOGO APPEARS HERE]

                                 COMMON STOCK

                               ----------------

             ITC/\DeltaCom is offering shares of its common stock.

                               ----------------

                  ITC/\DeltaCom's common stock is quoted on the
                           Nasdaq National Market under
                      the symbol "ITCD." On May 6, 1999, the
                           reported last sale price of the
                  common stock on the Nasdaq National Market was
                                $21 1/16 per share.

                               ----------------


                  Investing in the common stock involves risks.
                    See "Risk Factors" beginning on page S-12.

                               ----------------

                                PRICE $21 A SHARE

                               ----------------

                                                      Underwriting
                                           Price to   Discounts and Proceeds to
                                            Public     Commissions  ITC/\DeltaCom
                                         ------------ ------------- ------------
Per Share...............................   $21.000        $.945       $20.055
Total................................... $110,250,000  $4,961,250   $105,288,750

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

ITC/\DeltaCom has granted the underwriters the right to purchase up to an additional 787,500 shares to cover over-allotments. Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on May 12, 1999.

                               ----------------


MORGAN STANLEY DEAN WITTER
   J.C. BRADFORD & CO.
            CREDIT SUISSE FIRST BOSTON
                 FIRST UNION CAPITAL MARKETS CORP.
                       NATIONSBANC MONTGOMERY SECURITIES LLC

May 6, 1999

                             ABOUT THIS PROSPECTUS

   You should rely only on information contained in or incorporated by reference in this prospectus supplement and accompanying prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of the common stock in any state where the offer or sale is not permitted. The information in this prospectus supplement is accurate only as of the date of this prospectus supplement.

   As used in this prospectus supplement and the accompanying prospectus, "ITC/\DeltaCom," "we," "us," "our" and "ours" mean ITC/\DeltaCom, Inc., a Delaware corporation, and its subsidiaries, except where the context otherwise requires.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
                            Prospectus Supplement
Summary..................................................................  S-3
Risk Factors............................................................. S-12
Cautionary Note Regarding Forward-Looking Statements..................... S-25
Use of Proceeds.......................................................... S-26
Price Range of Common Stock and Dividend Policy.......................... S-27
Dilution................................................................. S-28
Capitalization........................................................... S-29
Selected Financial and Operating Data.................................... S-30
Recent Developments...................................................... S-32
Management's Discussion and Analysis of Financial Condition and Results
 of Operations .......................................................... S-35
Business................................................................. S-55
Management............................................................... S-63
Description of Significant Indebtedness.................................. S-66
U.S. Federal Tax Consequences to Non-U.S. Holders........................ S-68
Underwriters............................................................. S-71
Legal Matters............................................................ S-73
Experts.................................................................. S-73
                                  Prospectus
Cautionary Note Regarding Forward-Looking Statements ....................    1
About This Prospectus....................................................    2
Where You Can Find More Information......................................    2
About ITC/\DeltaCom......................................................    4
Use of Proceeds..........................................................    5
ERISA Matters............................................................    5
Ratio of Earnings to Combined Fixed Charges and Preferred Stock
 Dividends...............................................................    6
Description of Common Stock..............................................    7
Description of Preferred Stock...........................................    9
Description of Depositary Shares.........................................   13
Description of Warrants..................................................   17
Description of Stock Purchase Contracts to Purchase Common Stock or
 Preferred Stock and Stock Purchase Units................................   18
Description of Subscription Rights.......................................   19
Plan of Distribution.....................................................   20
Legal Matters............................................................   22
Experts..................................................................   22

                               ----------------

  This prospectus supplement includes product names and trademarks of ITC/\DeltaCom, Inc. and of other organizations.

                                    SUMMARY

   The summary highlights more detailed information contained elsewhere in this prospectus supplement. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors." Unless otherwise stated, all of the information in this prospectus supplement assumes that the underwriters' over-allotment option is not exercised. All of the information in this prospectus supplement gives effect to a two-for-one stock split that we completed in September 1998. Unless otherwise indicated, dollar amounts over $1 million have been rounded to one decimal place and dollar amounts less than $1 million have been rounded to the nearest thousand.

                               About ITC/\DeltaCom

   We provide integrated voice and data telecommunications services on a retail basis to mid-sized and major regional businesses in the southern United States. We are also a leading regional provider of wholesale long-haul services to other telecommunications companies. In connection with these businesses, we own, operate and manage an extensive fiber optic network in the southern United States. We had revenues of approximately $171.8 million in 1998, which represents a 50% increase over our revenues of $114.6 million in 1997.

Our Retail Services Segment

   We provide integrated retail telecommunications services to mid-sized and major regional businesses in a bundled package tailored to the business customer's specific needs. These Retail Services include:

  .  local exchange telephone services;

  .  long distance services;

  .  toll free calling, calling card and operator services;

  . Asynchronous Transfer Mode, or "ATM," frame relay, high capacity broadband private line services;

  .  Internet, Intranet and Web page hosting and development services;

  . primary rate interface connectivity and collocation services to Internet service providers, or "ISPs"; and

  .  customer premise equipment sales, installation and repair.

   At March 31, 1999, we provided Retail Services to over 11,600 business customers in 23 metropolitan areas. As of the same date, we had sold approximately 60,000 access lines, of which approximately 45,000 had been installed. Over the next two years, we intend to provide a full range of Retail Services in a total of approximately 42 metropolitan areas throughout the southern United States.

   In connection with offering local exchange services, we have entered into interconnection agreements with the following incumbent local exchange carriers:

  .  BellSouth Telecommunications, Inc., for all of its markets;

  .  GTE Corporation, for its Alabama market;

  .  Sprint Corporation, for its Florida markets; and

  .  Southwestern Bell Telephone Company, for its Arkansas markets.

The interconnection agreements allow us to resell the local exchange services of the incumbent carrier and to interconnect our network with their networks. This allows us to offer local exchange services to our current customer base and to enter new markets with minimal capital expenditures. We intend to complete additional interconnection agreements with GTE, SBC Communications, Inc. and Sprint for other markets that we serve or intend to serve.

Our Carriers' Carrier Services Segment

   We provide wholesale long-haul services, which we call our "Carriers' Carrier Services," to other telecommunications carriers. This means we sell capacity on our network to, and switch and transport telecommunications traffic for, other carriers. Our Carriers' Carrier customers include AT&T Corp., MCI WorldCom, Inc., Qwest Communications International, Inc., Sprint Corporation, Cable & Wireless Communications, Inc., Allnet Communications Services, Inc. d/b/a Frontier Communications Services and IXC Communications, Inc. As of December 31, 1998, we had approximately $139.7 million of remaining future long-term contract commitments for our Carriers' Carrier Services. These contracts expire on various dates through 2008 and are expected to generate approximately $122.4 million in revenues for ITC/\DeltaCom through 2003.

Summary of ITC/\DeltaCom Revenues by Business Segment

                                                       Year Ended December 31,
                                                      -------------------------
                                                       1996     1997     1998
                                                      ------- -------- --------
                                                            (in millions)
Retail Services...................................... $  59.9 $   83.6 $  119.9
Carriers' Carrier Services...........................     6.6     31.0     51.9
                                                      ------- -------- --------
  Total.............................................. $  66.5 $  114.6 $  171.8
                                                      ======= ======== ========

Our Fiber Optic Network

   Our fiber optic network reaches over 80 points of presence, or "POPs," in the following ten southern states: Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee and Texas. The network extends approximately 7,800 route miles from Florida to Texas. We own approximately 4,150 miles of our network. Approximately 3,650 miles are owned and operated principally by three public utilities and managed and marketed by us. The public utilities are Duke Power Company, Florida Power & Light Company and Entergy Technology Company. We expect to add approximately 700 route miles to our fiber optic network by the end of 1999 and an additional 1,000 to 1,500 route miles by the end of 2000, assuming completion of this offering and our concurrent private notes offering, through a combination of construction and long-term dark fiber leases. Our network includes six Nortel DMS-500 voice switches, one Nortel DMS-250 voice switch, 15 Ascend 9000 frame relay switches and seven ATM switches. We plan to place additional switches along our network over the next several years to support the expansion of our Retail Services, including ISP services.

Our Business Strategy

   Our objectives are to maintain our position as a leading provider of Carriers' Carrier Services and to become a leading provider of Retail Services in the southern United States. To achieve these objectives, we intend to increase our market share in existing markets and expand into new markets.

   The principal elements of our business strategy are to:

  . Provide Integrated Telecommunications Services, Including Local Telephone Exchange Services, to Our Existing Base of Mid-sized and Major Regional Business Customers

     We expect to be able to increase our revenues at relatively low incremental cost by providing additional telecommunications services, such as local telephone exchange services, to our existing long distance customers. We are able to bundle the customer's selection of a variety of telecommunications services, and present the customer with a single, integrated monthly billing statement for all of those services. We believe this capability will allow us to penetrate our target markets rapidly and build customer loyalty.

     We provide local exchange services by reselling the services of incumbent local exchange carriers and, in some of our markets, by using our own local switching facilities. Over time, we expect to provide local exchange services by primarily using our own switching facilities and our existing regional fiber optic network, supplemented by unbundled facilities of incumbent local exchange carriers or other competitive local exchange carriers. To access the unbundled network elements of incumbent local exchange carriers, we collocate our access nodes in the incumbent local exchange carrier's central office. These access nodes operate in conjunction with our Nortel DMS-500 switches to provide facilities-based local services. To date, we have collocated 30 such access nodes. Because access nodes are less expensive to purchase and install than Nortel DMS-500 switches and can be installed more quickly than Nortel DMS-500 switches, we believe that we will be able to enter new markets at less expense than many of our competitors. At present, we do not plan to construct intra-city local loop facilities.

  .  Take Advantage of Our Extensive Fiber Optic Network

     We intend to take advantage of our extensive fiber optic network, which currently reaches over 80 POPs, by:

    -- continuing to provide switched and transport services to other communications carriers throughout our region to enable such carriers to diversify their routes and expand their networks;

    -- targeting customers that need to transmit large amounts of data within our service region, such as banks and local and state governments; and

    -- offering local exchange services to our business customers as part of our integrated package of telecommunications services.

  .  Focus on the Southern United States

     We intend to continue to focus on the southern United States. We believe that our regional focus and the regional concentration of our network will enable us to:

    -- take advantage of economies of scale in management, network operations and sales and marketing;

    -- increase opportunities for improved margins because a large portion of our customers' telecommunications traffic originates and terminates within the region; and

    -- build on our long-standing customer and business relationships in the region.

  .  Build Market Share Through Personalized Customer Service

     We believe that the key to revenue growth in our target markets is capturing and retaining customers by emphasizing marketing, sales and customer service. We believe that customers prefer one company to be accountable for their telecommunications services. We also believe that a consultative, face-to-face sales and service strategy is the most effective method of maintaining and increasing a high quality customer base. We seek to obtain long-term commitments from our business customers by responding rapidly and creatively to their telecommunications needs.

     We currently operate 24 branch offices in 23 markets in Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, North Carolina and South Carolina. Each branch office is staffed by personnel capable of marketing all of our products and providing comprehensive support to our customers. As part of our strategy to continue to grow our Retail Services business, we plan to open branch offices in Texas during 2000 and increase our provision of local exchange services to Internet service providers. In the future, we expect to expand significantly our direct sales force and open branch offices in additional major and secondary population centers in the southern United States.

  .  Expand Our Fiber Optic Network and Switching Facilities

     We expect to expand our fiber optic telecommunications network and switching facilities to include additional markets within the southern United States. We currently own and operate approximately 4,150 route miles of fiber optic network extending from Florida to Texas. We plan to add approximately 700 miles to our network by the end of 1999 and an additional 1,000 to 1,500 route miles by the end of 2000, assuming completion of this offering and our concurrent private notes offering. We expect our expanded network will reach additional locations in Texas, including Austin and San Antonio, and in Tennessee, including Memphis, Nashville, Chattanooga and Knoxville.

     In addition, we market and manage capacity on approximately 3,650 network route miles through our strategic relationships principally with public utilities. We have a buy-sell agreement with Carolinas Fibernet, LLC, which manages fiber optic facilities in North Carolina and South Carolina. This agreement enables the parties to buy and sell capacity on each other's networks and allows us to provide customers with access to points of presence throughout those states.

     We believe that, by continuing to combine our own network with the networks of public utilities and adding switching facilities throughout our network, we will be able to achieve capital efficiencies and rapidly expand our network in a cost-effective manner.

  .  Benefit From the Experience of Our Proven Management Team

     Our management team consists of experienced telecommunications managers. These individuals have previously been successful in implementing a customer-focused long distance telecommunications strategy in the southern United States.

A Brief Overview of Our History

   ITC/\DeltaCom was incorporated on March 24, 1997 as a wholly owned subsidiary of ITC Holding Company, Inc. As part of a reorganization of ITC Holding, we became a separate company from ITC Holding. The main steps in this reorganization were:

  . ITC Holding contributed to us some of its subsidiaries, which became our wholly owned subsidiaries, including Interstate FiberNet, Inc. and ITC/\DeltaCom Communications, Inc.

  . ITC Holding then transferred all of its assets, other than its ownership of shares of our common stock, and all of its liabilities, to another entity.

  . ITC Holding then merged with us. We were the surviving corporation in the merger.

Recent Developments

   Based on preliminary, unaudited data for the three months ended March 31, 1999, we expect to report consolidated revenues of $53.0 million, a sequential quarterly growth of 9.1% over the fourth quarter of 1998, and an increase of $16.3 million, or 44.4%, compared to consolidated revenues of $36.7 million for the first quarter of 1998. We also expect to report net losses of $13.0 million and EBITDA, as adjusted, of $6.0 million, compared to net losses of $13.1 million and EBITDA, as adjusted, of $6.3 million for the first three months of 1998.

   ITC/\DeltaCom's data service initiatives recently accelerated with the signing of a definitive merger agreement with AvData Systems of Atlanta, Georgia on April 15, 1999. AvData provides extensive customer network monitoring and management of data communications networks to business customers throughout the United States. As consideration for the merger, we expect to pay approximately $28.6 million in

ITC/\DeltaCom common stock to the owners of AvData, subject to certain adjustments, including up to an additional $10 million in common stock if certain performance objectives are met. The AvData transaction is expected to be completed in the second quarter of 1999, and is subject to customary closing conditions, including final ITC/\DeltaCom board approval. See "Recent Developments."

Our Principal Executive Offices, Telephone Number and Internet Address

   Our headquarters are located at 1791 O.G. Skinner Drive, West Point, Georgia 31833, our telephone number at this address is (706) 385-8000 and our Internet Website is located at http://www.itcdeltacom.com. Information contained on our Website is not, and should not be deemed to be, a part of this prospectus supplement or the accompanying prospectus.

                                  The Offering

Common stock offered .......  5,250,000 shares.

Over-allotment option ......  Up to 787,500 shares.

Common stock to be
outstanding after  the        57,199,076 shares, based on the number of shares
offering ...................  of common stock outstanding on May 5, 1999. This does not include an aggregate of 9,190,272 shares issuable upon exercise of stock options granted as of April 15, 1999, with an average exercise price of $4.79 per share.

Use of proceeds ............  We intend to use the net proceeds of this offering to:


                              .  accelerate the expansion of our
                                 telecommunications business;
                              .  expand our ISP local telecommunications
                                 services;
                              .  open new sales offices; and
                              . fund additional working capital, capital expenditures, operating losses and other general corporate purposes, including acquisitions and repayment of indebtedness.

Nasdaq National Market        ITCD.
symbol .....................

Risk factors ...............  You should read the "Risk Factors" section beginning on page S-12 of this prospectus supplement, as well as the other cautionary statements throughout this prospectus supplement and accompanying prospectus, to ensure that you understand the risks associated with an investment in our common stock.

Concurrent notes offering...  We intend to raise net proceeds of approximately
                              $97.0 million through a private offering to institutional investors of 4.5% convertible subordinated notes due 2006. The notes will be convertible into shares of our common stock. We cannot assure you that the notes offering will be completed. The proceeds of the anticipated notes offering will be used primarily to purchase network assets, including fiber optic and switching equipment, and for general corporate purposes, including other capital expenditures, working capital, and funding operating losses. This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy the notes. The closing of this offering of common stock and the closing of the offering of notes are not contingent upon each other.

                      Summary Financial and Operating Data

   You should read the following summary historical financial and operating data along with the sections entitled "Use of Proceeds," "Selected Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and ITC/\DeltaCom's financial statements and other financial and operating data included elsewhere or incorporated by reference into this prospectus supplement and the accompanying prospectus.

   The "as adjusted" balance sheet data contained in the following tables give effect to the sale of 5,250,000 shares of common stock offered by ITC/\DeltaCom by this prospectus supplement and the accompanying prospectus, net of our estimated offering expenses and the underwriting discount. See the section entitled "Use of Proceeds" in this prospectus supplement for a description of ITC/\DeltaCom's specific plans for the application of the net proceeds from this offering.

   The "as further adjusted" balance sheet data reflects the concurrent sale by ITC/\DeltaCom of $100 million aggregate principal amount of convertible subordinated notes, net of our estimated offering expenses and the underwriting discount for that offering.

                                               Year Ended December 31,
                                           ----------------------------------
                                            1996(a)    1997(b)(c)     1998
                                           ----------  ----------  ----------
                                             (in thousands, except share
                                                        data)
Statement of Operations Data:
Operating revenues........................ $   66,518  $  114,590  $  171,838
                                           ----------  ----------  ----------
Operating expenses:
  Cost of services........................     38,756      54,550      82,979
  Selling, operations and administration..     18,876      38,255      64,901
  Depreciation and amortization...........      6,438      18,332      30,887
                                           ----------  ----------  ----------
    Total operating expenses..............     64,070     111,137     178,767
                                           ----------  ----------  ----------
Operating income (loss)...................      2,448       3,453      (6,929)
Equity in losses of unconsolidated
 subsidiary...............................     (1,590)        --          --
Interest expense..........................     (6,173)    (21,367)    (32,828)
Interest income...........................        172       4,251       9,753
Other expense.............................        --          --       (2,356)
                                           ----------  ----------  ----------
Loss before income taxes, preacquisition
 loss and extraordinary item..............     (5,143)    (13,663)    (32,360)
Income tax benefit........................     (1,233)     (3,324)     (6,454)
Preacquisition loss.......................        --           74         --
                                           ----------  ----------  ----------
Loss before extraordinary item............     (3,910)    (10,265)    (25,906)
Extraordinary item (net of income tax)....        --         (508)     (8,436)
                                           ----------  ----------  ----------
Net loss.................................. $   (3,910) $  (10,773) $  (34,342)
                                           ==========  ==========  ==========
Basic and diluted net loss per common
 share:
  Before extraordinary loss............... $    (0.10) $    (0.26) $    (0.51)
  Extraordinary loss......................        --        (0.01)      (0.16)
                                           ----------  ----------  ----------
  Net loss................................ $    (0.10) $    (0.27) $    (0.67)
                                           ==========  ==========  ==========
Basic weighted average common shares
 outstanding(d)........................... 38,107,350  40,249,816  50,972,361
Diluted weighted average common shares
 outstanding(d)........................... 38,203,852  40,249,816  50,972,361

                                                  Year Ended December 31,
                                                ---------------------------
                                                1996(a) 1997(b)(c)   1998
                                                ------- ---------- --------
                                                        (in thousands)
Other Financial Data:
Capital expenditures........................... $6,173   $43,874   $147,842
Cash flows provided by operating activities....  8,189     6,302      9,512
Cash flows used in investing activities........ 72,694    93,854    118,166
Cash flows provided by financing activities.... 65,150   180,625    198,447
EBITDA, as adjusted(e).........................  8,886    21,785     23,958
Pro forma interest expense(f)..................    --        --      47,761
Ratio of earnings to fixed charges(g)..........    --        --         --


                                                     December 31, 1998
                                             ---------------------------------
                                                             (unaudited)
                                                        ----------------------
                                                                    As Further
                                             Historical As Adjusted  Adjusted
                                             ---------- ----------- ----------
                                                      (in thousands)
Balance Sheet Data:
Working capital.............................  $190,118   $295,182    $392,207
Property, plant and equipment, net..........   262,050    262,050     262,050
Total assets................................   587,517    692,581     792,581
Long-term debt and capital lease
 obligations, including current portions....   417,934    417,934     517,934
Total stockholders' equity..................   118,200    223,264     223,264

--------
(a) On January 29, 1996, ITC Holding purchased DeltaCom, Inc. (which is now called ITC/\DeltaCom Communications, Inc.), an Alabama corporation ("DeltaCom"). DeltaCom became our wholly owned subsidiary in the reorganization of ITC Holding. DeltaCom's results of operations are included in the historical consolidated statement of operations data since the date of this acquisition.
(b) On March 27, 1997, we purchased certain fiber and fiber-related assets, including a significant customer contract for network services in Georgia (the "Georgia Fiber Assets"). The results of operations for the Georgia Fiber Assets were included in the consolidated statements of operations beginning March 27, 1997.
(c) On March 27, 1997, we purchased the remaining 64% partnership interest in Gulf States FiberNet, a partnership between ITC Holding and SCANA Communications, Inc. Gulf States FiberNet's revenues and expenses have been included in the consolidated statement of operations effective January 1, 1997 with the preacquisition loss attributable to the previous owner from January 1, 1997 through March 27, 1997 deducted to determine our consolidated net loss for the year ended December 31, 1997.
(d) Pursuant to Staff Accounting Bulletin ("SAB") 98, for periods prior to our initial public offering, basic net loss per share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed using the weighted average number of shares of common stock outstanding during the period and nominal issuances of common stock and common stock equivalents, regardless of whether they are anti-dilutive. For 1997 and 1998, the effect of ITC/\DeltaCom's potential common stock equivalents is not included in the computation of diluted net loss per share as their effect is anti-dilutive.
(e) EBITDA, as adjusted, represents earnings before extraordinary item, preacquisition (earnings) loss, other income (expense), equity in losses of unconsolidated subsidiary, net interest, income taxes, depreciation and amortization. EBITDA, as adjusted, is provided because it is a measure commonly used in the industry. EBITDA, as adjusted, is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of performance or to cash flow as a measure of liquidity. EBITDA, as adjusted, is not necessarily comparable with similarly titled measures for other companies.

(f) Reflects (1) the sale by us in March 1998 of $160 million principal amount of our 8 7/8% Senior Notes due 2008, (2) the redemption of $70 million principal amount of our 11% Senior Notes due 2007, (3) the sale by us in November 1998 of $125 million principal amount of our 9 3/4% Senior Notes due 2008 and (4) the sale by us of the $100 million principal amount of convertible notes being offered concurrently with this offering, as if each had occurred on January 1, 1998. After giving effect to: (1) these adjustments to interest expense, (2) the elimination of the non-recurring charge of $1.5 million net of tax, or $(0.03) per share, related to reclassifying our interest rate swap from a hedge of an anticipated transaction to a trading security as a result of the issuance of the 8 7/8% Senior Notes, (3) a pro forma adjustment to reduce interest income relating to the release of restricted assets after giving effect to the redemption of a portion of our 11% Senior Notes, and (4) an adjustment to reflect the sale of 5,250,000 shares of common stock offered hereby, as if each had occurred on January 1, 1998, the pro forma net loss per share before extraordinary items would have been $(.68).
(g) Earnings consist of income before income taxes, plus fixed charges. Fixed charges consist of interest charges and amortization of debt issuance costs and the portion of rent expense under operating leases representing interest (estimated to be one-third of such expense). Earnings were insufficient to cover fixed charges for the years ended December 31, 1996, 1997 and 1998 by $5.1 million, $13.7 million and $32.4 million, respectively. For the year ended December 31, 1998, as adjusted to reflect the transactions described in footnote (f) above as if each had occurred on January 1, 1998, earnings would have been insufficient to cover fixed charges by $44.8 million.

                                  RISK FACTORS

   In addition to the other information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus, you should carefully consider the following risk factors relating to ITC/\DeltaCom and our common stock before purchasing the offered securities.

We expect to continue to have operating losses and negative cash flow after capital expenditures which may result in our failure to meet our working capital and debt service requirements

   As we have implemented our business strategy to expand our telecommunications service offerings, expand our fiber optic network and enter new markets, we have experienced operating losses and negative cash flow after capital expenditures. We expect this will continue during the next several years as we continue to expand our business and make substantial capital expenditures. If we cannot achieve or sustain operating profitability and positive net cash flow, we may not be able to obtain the funds necessary to continue our operations or to repay amounts due on our outstanding indebtedness. We cannot assure you that we will achieve or sustain profitability or positive net cash flow in the future. See "--We may not have, or be able to obtain, the significant amounts of capital that we need to expand our network, operations and services."

We may not have, or be able to obtain, the significant amounts of capital that we need to expand our network, operations and services

   We need significant capital to expand our network, operations and services according to our business plans. We have continued to accelerate expansion of our fiber optic network and our Retail Services segment for which we have made significant capital expenditures. During 1998, we made capital expenditures of approximately $148 million. We currently estimate that our capital expenditures will total approximately $250 million through 2000. In addition, we may make substantial capital expenditures after 2000 and are in the process of evaluating those requirements. If our estimates are inaccurate and/or we do not have access to the capital that we require, we will need to change our business plans. This could have a material adverse effect on our business, financial condition and results of operations.

   Our planned capital expenditures primarily will be for:

  . continued development and construction of our fiber optic network, including transmission equipment;

  . continued addition of facilities-based local telephone service to our bundle of integrated telecommunications services, including acquisition and installation of switches and related equipment;

  . the addition of switching capacity, electrical equipment and additional collocation space in connection with the expansion of our provision of local telecommunications services to ISPs;

  .  market expansion; and

  .  infrastructure enhancements, principally for information systems.

   Although we cannot assure you that our capital resources will permit us to fund the planned expansion of our network, operations and services, we expect to have sufficient funds to enable us to expand our business as currently planned. We believe that these funds will be provided by:

  .  cash on hand;

  .  cash flow from operations;

  . borrowings expected to be available under our $50.0 million revolving credit facility;

  .  the proceeds from the sale of the common stock offered hereby; and

  . the proceeds from the sale of the notes in the concurrent private offering.

   If our estimates are not accurate for any reason or we do not receive the anticipated proceeds from the concurrent private notes offering, we may need to seek additional financing:

  .  to fund capital expenditures;

  .  for working capital;

  . to fund new business activities related to our current and planned businesses; and

  . to acquire, or enter into joint ventures and strategic alliances with, other businesses.

   If our current sources of funds are unavailable to fund our business plans, we may need to seek additional funds. These additional funds may come from public and private equity and debt financings, but we cannot assure you that we will be able to obtain any additional funds on a timely basis, on terms that are acceptable to us or at all. Our inability to obtain the capital that we need to implement our current business plans could have a material adverse effect on our business, financial condition and results of operations.

   Our estimate of future capital requirements is a "forward-looking statement" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The actual amount and timing of our future capital requirements may differ substantially from our estimate due to factors such as:

  .  regulatory, technological, or competitive developments;

  .  unforeseen delays;

  .  cost overruns;

  .  changes in demand for our services; and

  .  new market developments and opportunities.

We have significant debt and we may be unable to service that debt

   We have significant debt. Set forth below are some of our recent historical results on a consolidated basis, adjusted to reflect the completion of the sale of 5,250,000 shares of common stock offered hereby, the sale of $100 million principal amount of convertible notes being offered concurrently with this common stock offering and our 1998 financings, as if each had occurred on the date, or at the beginning of the periods, shown.

           At December 31, 1998                      Year ended December 31, 1998
 ----------------------------------------      ----------------------------------------
 Indebtedness of $517.9 million                Earnings insufficient to cover fixed
                                               charges by $44.8 million

 Stockholders' equity of $223.3 million        EBITDA, as adjusted, less capital
                                               expenditures and interest expense of
                                               negative $171.6 million

   EBITDA, as adjusted, represents earnings before extraordinary item, other income (expense), net interest, income taxes, depreciation and amortization. We have included EBITDA, as adjusted, data because it is a measure commonly used in the industry. EBITDA, as adjusted, is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of performance or to cash flows as a measure of liquidity.

   We cannot assure you that we will be able to improve our earnings before fixed charges or that we will be able to meet our debt service obligations. We will be in default under the terms of our debt obligations if:

  . we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments or

  . we otherwise fail to comply with the various covenants in our debt obligations.

   A default would permit the holders of the indebtedness to accelerate its maturity. This, in turn, could cause defaults under our other indebtedness and would have a material adverse effect on our business, financial condition and results of operations.

   Even if we are able to meet our debt service obligations, the amount of debt we have could adversely affect us in a number of ways, including by:

  . limiting our ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

  . limiting our flexibility in planning for, or reacting to, changes in our business;

  . placing us at a competitive disadvantage relative to our competitors who have lower levels of debt;

  . making us more vulnerable to a downturn in our business or the economy generally; and

  . requiring us to use a substantial portion of our cash flow from operations to pay principal and interest on our debt, instead of contributing those funds to other purposes, such as working capital and capital expenditures.

   To be able to meet our debt service requirements we must successfully implement our business strategy. Therefore, we will need to:

  .  expand our network;

  .  obtain and retain a significant number of customers; and

  .  experience significant and sustained growth in our cash flow.

We cannot assure you that we will successfully implement our business strategy or that we will be able to generate sufficient cash flow from operating activities to meet our debt service obligations and working capital requirements. Our ability to meet our obligations will be dependent upon our future performance, which will be subject to prevailing economic conditions and to financial, business and other factors.

   If the implementation of our business strategy is delayed or unsuccessful, or if we do not generate sufficient cash flow to meet our debt service and working capital requirements, we may need to seek additional financing. If we are unable to obtain such financing on terms that are acceptable to us, we could be forced to dispose of assets to make up for any shortfall in the payments due on our indebtedness under circumstances that might not be favorable to realizing the highest price for those assets. A substantial portion of our assets consist of intangible assets, the value of which will depend upon a variety of factors, including without limitation, the success of our business. As a result, we cannot assure you that our assets could be sold quickly enough, or for amounts sufficient, to meet our obligations.

Our current indebtedness contains restrictive covenants

   We are subject to restrictions under:

  .  the indenture pursuant to which our 9 3/4% Senior Notes were issued;

  .  the indenture pursuant to which our 8 7/8% Senior Notes were issued;

  .  the indenture pursuant to which our 11% Senior Notes were issued; and

  .  our $50.0 million revolving credit facility.

These restrictions affect and, in certain cases, significantly limit or prohibit, among other things, our ability and the ability of our subsidiaries to:

  .  incur additional indebtedness;

  .  create liens;

  .  make investments;

  .  issue stock; and

  .  sell assets.

   Our Senior Note indentures restrict our ability to incur indebtedness, other than indebtedness to finance the acquisition of equipment, inventory or network assets and other specified indebtedness by requiring compliance with specified leverage ratios. In addition, if and when we borrow funds under our credit facility, our credit facility will require us to maintain specified financial ratios. We cannot assure you that we will be able to maintain the required ratios following such borrowing. In addition, these restrictive covenants may adversely affect our ability to finance our future operations or capital needs, or to engage in other business activities that may be in our interest. See "-- We have significant debt and we may be unable to service that debt."

We may not be able to manage our growth successfully

   The expansion and development of our business will depend upon, among other things, our ability to:

  .  successfully implement our sales and marketing strategy;

  .  evaluate markets;

  .  design fiber routes;

  .  secure financing;

  .  install facilities;

  .  acquire rights of way;

  .  obtain any required government authorizations;

  . interconnect to, and collocate with, facilities owned by incumbent local exchange carriers; and

  . obtain appropriately priced unbundled network elements and wholesale services from the incumbent local exchange carriers.

These all must be accomplished in a timely manner, at reasonable cost and on satisfactory terms and conditions. Our rapid growth, particularly in the provision of Retail Services, has placed, and the growth we anticipate in our other services may in the future also place, a significant strain on our administrative, operational and financial resources. Our ability to continue to manage our growth successfully will require us to:

  . enhance our operational, management, financial and information systems and controls; and

  . hire and retain qualified sales, marketing, administrative, operating and technical personnel.

We cannot assure you that we will be able to do so. In addition, as we increase our service offerings and expand our targeted markets, there will be additional demands on customer support, sales and marketing, administrative resources and network infrastructure. These demands will be intensified if we continue to accelerate our expansion plans. Our inability to manage our growth effectively could have a material adverse effect on our business, results of operations and financial condition.

Development and expansion of our business, including through acquisitions, is subject to regulatory and market risks

   The successful implementation of our business strategy to provide an integrated bundle of telecommunications services and expand our operations will be subject to a variety of risks, including:

  .  competition and pricing;

  .  the availability of capital on favorable terms;

  .  regulatory uncertainties;

  .  operating and technical problems;

  . the need to establish and maintain interconnection and collocation arrangements with incumbent local exchange carriers in our target markets; and

  .  the potential difficulties of offering local exchange services.

In addition, the expansion of our business may involve acquisitions of other telecommunications businesses and assets that, if made, could divert our resources and management time and could require integration with our existing operations. We cannot assure you that any acquisitions could be successfully integrated into our operations or that any acquired business will perform as expected. Our failure to implement our expansion and growth strategy successfully would have a material adverse effect on our business, results of operations and financial condition.

Our business is subject to significant competitive pressures

   Our industry is highly competitive and the level of competition, particularly with respect to pricing, is increasing. For example, prices for long distance services and for data transmission services have declined substantially in recent years. These prices are expected to continue to decline, which will adversely affect our gross margins as a percentage of revenues. In addition, many of our existing and potential competitors have financial, technical and other resources and customer bases and name recognition far greater than our own. We cannot assure you that we will be able to achieve or maintain adequate market share or revenues, or compete effectively in any of our markets.

  . We face intense competition from incumbent local exchange carriers, especially BellSouth

   Local telephone and intraLATA long distance services substantially similar to those that we offer are also offered by the incumbent local exchange carriers serving the markets that we serve or plan to serve. BellSouth is the incumbent local exchange carrier and a particularly strong competitor in most of these markets. BellSouth and other incumbent local exchange carriers already have relationships with every customer. These carriers may be able to subsidize services of the type we offer from service revenues not subject to effective competition, which could result in even more intense price competition. In addition, successful implementation of our business plan for provision of local telephone services is dependent on our ability to obtain the local loop and other services and facilities from BellSouth. We expect that competition from BellSouth in the provision of local telephone services will continue to be intense. By impeding, hindering or delaying provision of services and facilities to us, BellSouth could inhibit or prevent us from providing local telephone service to our customers, which would place us at a substantial competitive disadvantage.

  . Other competitors and technologies in our industries may further increase competition

   Providers of long distance services and Carriers' Carrier Services. We compete with long distance carriers in the provision of interLATA long distance services and Carriers' Carrier Services. The interLATA long distance market consists of three major competitors, AT&T, MCI WorldCom and Sprint. Other companies operate or are building networks in the southern United States and other geographic areas. Our other competitors in the long distance services and Carriers' Carrier Services markets are likely to include Regional Bell Operating Companies, or RBOCs, providing out-of-region and, with the future removal of regulatory barriers, in-region long distance services, other competitive local exchange carriers, microwave and satellite carriers, and private networks owned by large end-users. We also compete with direct marketers, equipment vendors and installers, and telecommunications management companies with respect to certain portions of our business.

   Wireless providers. In the future, providers of wireless services may offer products that increasingly become a substitute for, rather than only a supplement to, a customer's wireline communications services. Competition with providers of wireless telecommunications services may be intense. Many of our potential wireless competitors have substantially greater financial, technical, marketing, sales, manufacturing and distribution resources than our own. In recent years, the FCC has made additional spectrum available through public auction for use in wireless communications, including broadband local loops.

   New transmission technologies. We also may increasingly face competition from companies offering long distance data and voice services over the Internet. Such companies could enjoy a significant cost advantage because at present they do not pay carrier access charges or universal service fees. Other competitors are also deploying new transmission technologies in their networks to upgrade capacity and reduce costs. For example, in June 1998, Sprint announced its intention to offer voice, data and video services over its nationwide ATM network, which Sprint anticipates will significantly reduce its cost to provide such services. Sprint plans to bill its customers based upon the amount of traffic carried, without regard to the time required to send the traffic or the traffic's destination. Other advanced networks are being deployed by other carriers.

   Competitive local exchange carriers. We will face competition in the markets in which we operate from one or more competitive local exchange carriers operating fiber optic networks, in some cases in conjunction with the local cable television operator. AT&T, MCI WorldCom, Sprint and others have begun to offer local telecommunications services, either directly or in conjunction with other competitive local exchange carriers in certain locations, and are expected to expand that activity as opportunities created by the federal Telecommunications Act of 1996 develop. BellSouth has announced plans to provide local service in areas of its region where it is not the incumbent local exchange carrier, and to establish its own less regulated "competitive local exchange carrier" subsidiaries.

  .  Business combinations and strategic alliances may increase competition

     A continuing trend toward business combinations and strategic alliances in the telecommunications industry may further increase competition. For example, the national long distance carrier WorldCom has merged with MCI. MCI WorldCom also acquired competitive local exchange carriers, including MFS Communications Company, Inc. and Brooks Fiber Properties, Inc. AT&T has acquired another competitive local exchange carrier, Teleport Communications Group Inc., as well as Tele-Communications, Inc., a major cable television operator, and has announced plans to provide services in conjunction with Time Warner Inc. AT&T has also announced plans to enter into a joint venture with British Telecommunications plc to combine the international assets and operations of each company, including their existing international networks. On May 11, 1998, SBC Communications, a holding company that owns Southwestern Bell and Pacific Bell, and Ameritech announced their intent to merge which, if approved, would mean that the seven original RBOCs have been reduced to four. Other proposed or completed acquisitions include:

    . Qwest's acquisition of LCI International, Inc. in June 1998 which created the nation's fourth-largest long distance carrier

    .  Bell Atlantic's proposed acquisiton of GTE announced in July 1998

    .  SBC's proposed strategic alliance with Williams Communications

    . BellSouth's recently announced equity investment in, and marketing agreement with, Qwest

    .  AT&T's recently announced bid to acquire MediaOne

  These types of strategic alliances and business combinations could put us at a significant competitive disadvantage.

   .  Recent legislation and regulation may also increase competition

  Long distance services. The Telecommunications Act of 1996 creates the foundation for increased competition in the long distance market from the incumbent local exchange carriers. Such competition could affect the successful implementation of our business plans. For example, certain provisions of the Telecommunications Act eliminate previous prohibitions on the provision of both retail and carriers' carrier interLATA long distance services by the RBOCs, subject to compliance by such companies with requirements set forth in the Telecommunications Act and implemented by the FCC. The FCC has rejected RBOC applications to provide interLATA services, including applications from BellSouth covering the states of South Carolina and Louisiana. However, the FCC, various states and other parties are actively considering actions that could expedite approval of interLATA service. BellSouth has filed applications to provide such service in Alabama, Georgia, Kentucky and North Carolina and is expected to apply for authority in other states in the near future. In addition, legislation to relax the interLATA restriction may be considered in Congress. We could be adversely affected if the RBOCs, and particularly BellSouth, are allowed to provide wireline interLATA long distance services within their own regions before local competition is established.

   Broadband local services. The FCC has proposed new rules that would give the major incumbent local exchange carriers more freedom in these areas if they offer such services through separate subsidiaries. Specifically, incumbent local exchange carriers would be allowed to offer advanced data services through such subsidiaries without dominant carrier regulation and without the obligation to make network facilities and services of that affiliate available to competitors. The FCC is expected to take action on this matter during 1999. We are evaluating how such actions would impact our ability to compete with BellSouth and other incumbent local exchange carriers. In a related development, cable operators are beginning to offer customers broadband access to the Internet, and AT&T has made arrangements to acquire the use of such cable network for telecommunications services on an exclusive basis. We could be adversely affected if in the future we are not able to offer broadband services to certain customers due to limitations on our ability to reach such customers over broadband local network facilities.

   Additional flexibility for incumbent local exchange carriers. The FCC is considering proposed new policies and rules that would grant the incumbent local exchange carriers additional flexibility in the pricing of interstate access services, and states are considering or are expected to consider incumbent local exchange carrier requests for similar regulatory relief with respect to intrastate services. Such flexibility is likely to come first for services offered in the business market. Any pricing flexibility or other significant deregulation of the incumbent local exchange carriers could have a material adverse effect on our business. If the incumbent local exchange carriers are permitted to engage in increased volume and discount pricing practices prior to full competition in local services, or if the incumbent local exchange carriers seek to delay implementation of interconnection by competitors to their networks or charge excessive interconnection fees, our results of operations and financial condition could be adversely affected.

   Access charges; universal service. We also could be adversely affected by FCC or state regulatory decisions affecting access charges and universal service. Such decisions could increase our costs of providing service or limit our ability to recover those costs from rates charged to customers. The effect on us would be particularly adverse to the extent that we bear a disproportionate share of these costs compared to our competitors. These matters are the subject of ongoing regulation, and important issues regarding the future of access and universal service charges remain to be resolved.

We face significant challenges in offering local services, including the need to make significant investments and compete with established providers

   We will have to continue to make significant operating and capital investments, and address numerous operating complexities, to implement our local exchange services strategy. We are required to:

  .  develop new products, services and systems;

  .  develop new marketing initiatives;

  .  train our sales force in connection with selling these services; and

  . implement the necessary billing and collecting systems for these services.

   In addition, we expect to continue to face significant pricing and product competition from the RBOCs, whose core business is providing local dial tone service and who are currently the dominant providers of services in their markets. We also will face significant competitive product and pricing pressures from other incumbent local exchange carriers and from other companies like us which attempt to compete in the local services market.

   We also expect that the addition of local services to our bundle of telecommunications services will continue to have a negative impact on our gross margin as a percentage of revenues. This is because the gross margin on the resale of local services through incumbent local exchange carrier facilities is lower than the gross margin on our other lines of business. Gross margin means gross revenues less cost of services.

The long distance transmission industry is subject to pricing pressures and risks of industry over-capacity

   Since shortly after the AT&T divestiture in 1984, the long distance transmission industry generally has experienced over-capacity and declining prices. These trends have exerted downward pressure affecting our Carriers' Carrier Services and we anticipate that prices for our Carriers' Carrier Services will continue to decline over the next several years. Dramatic and substantial price reductions in the long distance industry could force us to reduce our prices significantly, which could have a material adverse effect on our business, financial condition and results of operations.

   We expect these price declines will occur because:

  .  some long distance carriers are expanding their capacity generally;

  . other existing long distance carriers and potential new carriers are constructing new fiber optic and other long distance transmission networks in the southern United States, and BellSouth is likely to receive authority to use its excess capacity to market in-region interLATA services;

  . expansion and new construction of transmission networks is likely to create substantial excess capacity relative to demand in the short or medium term. Persons building such lines are likely to install fiber optic cable that provides substantially more transmission capacity than will be needed because the cost of the actual fiber is a relatively small portion of the overall cost of constructing new lines;

  . recent technological advances may also greatly expand the capacity of existing and new fiber optic cable; and

  . the marginal cost of carrying an additional call over existing fiber optic cable is extremely low.

   An increase in the capacity of our competitors could adversely affect our business, even if we are also able to increase our capacity. If industry capacity expands so much that available capacity exceeds overall demand along any of our routes, severe additional pricing pressure could develop. See "--Our business is subject to significant competitive pressures" for more information on the competitive pressures in our industry.

The local and long distance industries are subject to significant government regulation, and the regulations may change

   We are required to obtain authorizations from the FCC and state public utility commissions to offer some of our telecommunications services. We are also required to file tariffs for many of our services and to comply with local license or permit requirements relating to installation and operation of our network. Any of the following could have a material adverse effect on our business, results of operations and financial condition:

  .  failure to maintain proper federal and state tariffs;

  .  failure to maintain proper state certifications;

  .  failure to comply with federal, state or local laws and regulations;

  .  failure to obtain and maintain required licenses and permits;

  . burdensome license or permit requirements to operate in public rights-of-way; and

  .  burdensome or adverse regulatory requirements or developments.

   In addition, we recently entered the newly-created competitive local telecommunications services industry. The local telephone services market was opened to competition through the passage of the Telecommunications

Act. Because the FCC and the states are still implementing many of the rules and policies necessary for local telephone competition, and addressing other related issues, it is uncertain how successful the Telecommunications Act will be in creating local competition. There is little practical experience under the decisions that have been made to date. If we are required to change or delay our offering of local services as a result of changes in regulatory requirements, we may experience adverse effects on our business, results of operations and financial condition.

We depend on access service from incumbent local exchange carriers to provide long distance and interexchange private services, and we could be adversely affected if we do not benefit from reduced access charges at least as much as our competitors

   We depend on incumbent local exchange carriers to provide access service for the origination and termination of our toll long distance traffic and interexchange private lines. Historically, charges for such access service have made up a significant percentage of the overall cost of providing long distance service. In 1998, the FCC implemented changes to its interstate access rules that, among other things, have reduced per-minute access charges and substituted new per-line flat rate monthly charges. The FCC also approved reductions in overall access rates, and established new rules to recover subsidies to support universal service and other public policies. Additional access charge adjustments will be implemented in the future. The impact of these changes on us or our competitors is not yet clear. We could be adversely affected if we do not experience access cost reductions proportionally equivalent to those of our competitors. New Internet-based competitors continue to be exempt from these charges, which could give them a significant cost advantage in this area.

If we are unable to interconnect with BellSouth and incumbent local exchange carriers on acceptable terms, our ability to offer local telephone services will be adversely affected

   In August 1996, the FCC adopted rules and policies (1) implementing the local competition provisions of the Telecommunications Act and (2) imposing obligations on the incumbent local exchange carriers, including the RBOCs, to enter into interconnection agreements with new competitive entrants like ITC/\DeltaCom. We depend on our interconnection agreements with incumbent local exchange carriers such as BellSouth, GTE and Sprint to:

  . provide local telephone service through access to local loops, termination service and, in some markets, central office switches of such carriers;

  . resell local telephone services that we obtain from the incumbent local exchange carriers on a wholesale basis; and

  . obtain operational support to ensure timely delivery to us of network elements and wholesale services from the incumbent local exchange carriers.

   In January 1999, the U.S. Supreme Court upheld the FCC's authority to adopt and implement these rules, but many aspects of such implementation remain to be determined. For example, the FCC will be reconsidering the circumstances in which it is necessary for new carriers to use particular network elements of the incumbent exchange carriers. Any restriction on the availability of network elements could have a materially adverse effect on us.

   Incumbent local exchange carriers meet their obligations under the Telecommunications Act through the use of interconnection agreements negotiated with competitive local exchange carriers under regulatory supervision. Such agreements have been the subject of ongoing disputes, and key issues remain open. Our ability to successfully negotiate interconnection agreements on a timely basis and on favorable terms is critical to our ability to provide local services on a competitive and profitable basis. We cannot assure you that we will be able to enter into or renew interconnection agreements that permit us to offer local services at rates that are both profitable and competitive. Any successful effort by the incumbent local exchange carriers to deny or substantially limit our access to their network elements or wholesale services would have a material adverse effect on our ability to provide local telephone services. This would have a material adverse effect on our business, results of operations, and financial condition.

   Our interconnection agreement with BellSouth is our most significant interconnection agreement, enabling us to provide local services in all nine markets in which BellSouth operates. That agreement currently allows us to provide local service on a resale basis or by purchasing all unbundled network elements required to provide local service on a facilities basis, without having to buy or build our own facilities. The terms of that interconnection agreement, including interim pricing terms to which we and BellSouth have agreed, have been approved by state regulatory authorities in all states in which BellSouth operates. These interim pricing terms remain subject to review and modification by such authorities. In addition, the BellSouth interconnection agreement does not resolve all operational issues. We and BellSouth are continuing to negotiate to resolve those issues.

   The BellSouth interconnection agreement expires on July 1, 1999. We have begun negotiations with BellSouth to renew the terms of the interconnection agreement. In the event we fail to agree with BellSouth on renewal terms by July 1, 1999, the agreement provides that the parties will continue to exchange traffic under the current agreement until such time as renewal terms, conditions and prices are ordered by a state commission or negotiated by the parties. The new terms, conditions and prices would then be effective retroactive to July 1, 1999. We cannot assure you that we will be able to renew the interconnection agreement with BellSouth on favorable terms, or at all.

   Under the Telecommunications Act, the RBOCs will not be permitted to provide in-region interLATA long distance services until there is adequate competition in the local services industry. This provides some incentive to the RBOCs to provide access to their facilities to competitive new entrants such as ITC/\DeltaCom. We cannot assure you, however, that once BellSouth or other RBOCs are permitted to offer long distance service, they will continue to be willing to enter into interconnection agreements with us that will enable us to provide local services on competitive and profitable terms.

We are dependent upon rights of way and other third party agreements to expand and maintain our fiber optic network

   To construct and maintain our fiber optic network, we have obtained easements, rights of way, franchises and licenses from various private parties, including actual and potential competitors and local governments. We cannot assure you that we will continue to have access to existing rights of way and franchises after the expiration of our current agreements, or that we will obtain additional rights necessary to extend our network on reasonable terms. In addition, third parties may challenge our use of rights of way obtained by others. If a franchise, license or lease agreement were terminated and we were forced to remove or abandon a significant portion of our network, such termination could have a material adverse effect on our business, results of operations, and financial condition. Similarly, our business plans could be adversely affected if our network expansion is hindered through delays or denials of rights of way, easements or related licenses on competitive terms.

We are dependent on our network infrastructure, portions of which we do not own

   Network agreements may be terminated. We have effectively extended our network with minimal capital expenditures by entering into marketing and management agreements with three public utility companies to sell long-haul private line services on the fiber optic networks owned by these companies. Under these agreements, which have remaining terms ranging from three to six years, we generally earn a commission based upon a percentage of the gross revenues generated by the sale of capacity on the utility's networks. We also have an agreement to buy and sell capacity with Carolinas Fibernet, which manages fiber optic facilities in North Carolina and South Carolina. Cancellation or non-renewal of any of these agreements could materially adversely affect our business, results of operations, and financial condition.

   Some of our agreements are non-exclusive. In addition, two of our three agreements with the public utility companies are nonexclusive, and we may encounter competition for capacity on the utilities' networks from other service providers that enter into comparable arrangements with the utilities. Any reduction in the amount of capacity that is made available to us could adversely affect us. To the extent that we are unable to establish similar arrangements in new markets, we may be required to make additional capital expenditures to extend our fiber optic network.

   We may experience network equipment failures or cable cuts. Our business also could be materially adversely affected by a cable cut or equipment failure in our fiber optic network. A substantial portion of our owned and managed fiber optic network is not protected by electronic redundancy in the event of a total cable cut. Electronic redundancy enables us to reroute traffic to another fiber in the same fiber sheath in the event of a partial fiber cut or electronics failure.

We are dependent on certain large customers for a significant percentage of our revenues and we cannot assure you that we will be able to retain those customers

   The table below sets forth, for the years ended December 31, 1997 and 1998, the percentage of our consolidated revenues accounted for by our two largest Carriers' Carrier customers and our five largest Retail Services customers.

                              Year Ended December 31, 1997  Year Ended December 31, 1998
                              ----------------------------  ----------------------------
Two largest Carriers'
 Carrier customers..........     Approximately 12.5% of        Approximately 13.1% of
                                  consolidated revenues         consolidated revenues

Five largest Retail Services
 customers..................     Approximately 10.0% of         Approximately 8.5% of
                                  consolidated revenues         consolidated revenues

   We cannot assure you that we will be able to retain our customers. The loss of, or a significant decrease of business from, any of our largest customers would have a material adverse effect on our business, results of operations and financial condition.

   For both Carriers' Carrier Services and Retail Services, our customers generally have concurrent arrangements with more than one service provider. This enables our customers to reduce their use of our services and switch to other providers without incurring significant expense. Our agreements with our customers generally provide that the customer may terminate service without an "early discontinuance charge" in the event of specified types of outages in service and for other defined causes. As of December 31, 1998, our Carriers' Carrier business had remaining future long-term contract commitments totaling approximately $139.7 million. Some of those contractual commitments provide that, if the customer is offered lower pricing with respect to any circuit by another carrier, the customer's commitment to us will be reduced to the extent we do not match the price for such circuit and the customer purchases such circuit from the other carrier.

We are dependent on sophisticated billing, customer service and information systems

   We depend on sophisticated information and processing systems to grow, monitor costs, bill customers, provision customer orders and achieve operating efficiencies. As we increase our provision of dial tone and switched local access services, the need for enhanced billing and information systems will also increase. Our inability to identify adequately all of our information and processing needs, or to upgrade systems as necessary, could have a material adverse effect on our ability to reach our objectives, on our financial condition and on our results of operations.

Failure to obtain Year 2000 compliance may have adverse effects on us

   The Year 2000 issue is the result of computer programs using two digits, rather than four, to define the applicable year. Because of this programming convention, software, hardware or firmware may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures, miscalculations or errors causing disruptions of operations or other business problems, including, among others, an inability to process transactions, send invoices, or engage in similar normal business activities. Our Year 2000 readiness program is described below. However, we cannot know the actual effects of the Year 2000 issue on our business and operations until the Year 2000. If we and/or our major vendors, third party network service providers, and other material service providers and customers fail to adequately address our respective Year 2000 issues in a timely manner, this could have a material adverse effect on our business, results of operations, and financial condition.

   We have undertaken a comprehensive program to address the Year 2000 issue with respect to the following:

  . our information technology and operating systems, including our network switching, customer service, call detail and billing systems;

  . our non-information technology systems, such as buildings, plant, equipment and other infrastructure systems that may contain embedded microcontroller technology;

  . the systems of our major vendors, third party network service providers and other material service providers, insofar as they relate to our business; and

  .  our major Carriers' Carrier and Retail Services customers.

   Our Year 2000 program involves:

  .  a wide-ranging assessment of the Year 2000 problems that may affect us;

  . the development of remedies to address the problems discovered in the assessment phase;

  .  testing of the remedies; and

  .  the preparation of contingency plans to deal with worst case scenarios.

   As part of the assessment phase of this program, we have identified substantially all of the major components of the systems described above. To determine the extent to which those systems are vulnerable to the Year 2000 issue, we:

  .  evaluated our internally developed software applications; and

  . made inquiries of substantially all of our significant hardware, software and other equipment vendors, third party network service providers, other material service providers and material customers requesting detailed, written information related to Year 2000 compliance.

   To date, we have received and analyzed responses from a substantial majority of our major vendors and service providers and from our significant Carriers' Carrier and Retail Services customers. We are investigating, and intend to closely monitor, the Year 2000 readiness of the three public utilities that own and operate approximately 3,650 miles of our approximately 7,800-mile fiber optic network. All of those utilities have indicated that they are addressing the issue. In addition, we have begun to follow up with respect to those entities that have not yet responded to our Year 2000 inquiries.

   Based upon the results to date of our assessment efforts, we have begun our remediation and testing phase. We intend to complete this phase during the second quarter of 1999. After we complete our internal, integrated systems testing, we intend to conduct laboratory-simulated integrated systems testing in an effort to demonstrate Year 2000 compliance of our systems as they interface with external systems and equipment of major vendors, third party network providers, other material service providers and customers. We have begun to develop contingency plans to handle our most reasonably-likely worst case Year 2000 scenarios, which have not yet been identified fully. We intend to complete our determination of worst case scenarios after we have received and analyzed responses to substantially all of the inquiries we have made. Following that phase, we intend to develop a timetable for completing our contingency plans.

   Through the end of 1998, we incurred approximately $1.1 million in costs for our Year 2000 program. We currently estimate that, in 1999, we will incur additional expenses which are not expected to exceed approximately $1.0 million to complete our Year 2000 compliance work. These costs, which may vary from the estimates, have been, and will continue to be, expensed as incurred.

We are subject to risks associated with rapid changes in technology

   The telecommunications industry is subject to rapid and significant changes in technology. In addition, we may be required to select in advance one emerging technology over another, but it will be impossible to predict with any certainty, at the time we are required to make our investment, which technology will prove to be the most economic, efficient or capable of attracting customer usage. Unexpected developments, or our failure to adapt to them, could have a material adverse effect on our business, results of operations and financial condition.

Our success depends on our ability to attract and retain key personnel

   Our business is currently managed by a small number of key management and operating personnel. We do not have any employment agreements with, nor do we maintain "key man" insurance on, these employees. The loss of the services of key personnel, or the inability to attract, recruit and retain sufficient or additional qualified personnel, could have a material adverse effect on our business, results of operations and financial condition.

Our operating results could vary significantly from period to period

   Our revenues and operating results could vary significantly from period to period for many reasons, including:

  . significant expenses associated with the construction and expansion of our network and services;

  .  competition and regulatory developments;

  .  changes in market growth rates for our products and services;

  .  availability or announcement of alternative technologies; and

  .  general economic conditions.

   These factors and any resulting fluctuations in our operating results will make period to period comparisons of our financial condition less meaningful and could have a material adverse effect on our business, results of operations and financial condition.

We have several large stockholders who may influence our affairs

   As of December 31, 1998, Campbell B. Lanier, III beneficially owned approximately 16% of ITC/\DeltaCom's outstanding common stock. To the extent that Mr. Lanier exercises his voting and investment rights in concert with other stockholders, Mr. Lanier and such other stockholders may be able to exercise control over our business by virtue of their voting power with respect to the election of directors and other actions requiring stockholder approval.

We do not pay dividends

   We have never declared or paid any cash dividends on our capital stock and we do not anticipate paying cash dividends in the foreseeable future. Additionally, our Senior Note indentures and our revolving credit facility restrict our ability to pay dividends.

Several provisions in our certificate of incorporation and bylaws could have effects that conflict with the interests of our stockholders

   Our certificate of incorporation and bylaws and the General Corporation Law of the State of Delaware contain provisions that could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our stockholders. In particular, the classification of our board of directors may delay or impede the removal of incumbent directors and therefore could have the effect of delaying a change in control. In addition, our certificate of incorporation authorizes the board of directors to issue shares of our preferred stock, in one or more series, without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the board of directors may determine. Any such issuances of preferred stock could make it more difficult for a third party to acquire control of us.

The market price of our common stock has fluctuated signficantly

   The market price of our common stock has fluctuated over a wide range since it began trading publicly after our initial public offering in October 1997. See "Price Range of Common Stock and Dividend Policy." The market price may continue to fluctuate in the future.

   The market price of our common stock could be subject to significant fluctuations in response to various factors and events, including, among other things,

  .  the depth and liquidity of the trading market for our common stock;

  . quarterly variations in actual or anticipated operating results and growth rates;

  .  changes in estimates by analysts;

  .  market conditions in the industry;

  .  announcements by competitors;

  .  regulatory actions; and

  .  general economic conditions.

   In addition, the stock market in recent years has experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies. These fluctuations have particularly affected the market prices of the stocks of telecommunications companies.

   Any of these events would likely result in a material adverse effect on the market price of our common stock.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus supplement and the accompanying prospectus, as well as the information incorporated by reference, include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements. All statements regarding our expected financial position and operating results, our business strategy and our financing plans are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as "may," "will," "anticipate," "estimate," "expect," or "intend." We cannot promise you that our expectations in such forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important factors that could cause our actual results to be materially different from our expectations include those discussed in this prospectus supplement under the caption "Risk Factors." We do not intend to update or revise publicly any forward-looking statements, whether as a result of new information, further events or otherwise.

                                USE OF PROCEEDS

   We estimate that we will receive net proceeds from the sale of the common stock offered by this prospectus supplement and accompanying prospectus of approximately $105.1 million, or approximately $120.9 million if the underwriters' over-allotment option is exercised in full. This estimate includes the deduction of the estimated underwriting discounts and commissions and other fees and expenses payable by us. We estimate our other fees and expenses to be approximately $225,000.

   We intend to use the net proceeds from the sale of the common stock offered by this prospectus supplement:

  . to fund an accelerated market expansion of our telecommunications business, including expansion of our fiber optic network, expansion of our Internet service provider local telecommunications services and the opening of new sales offices; and

  . for additional working capital and other general corporate purposes, including capital expenditures, funding operating losses, and repayment of indebtedness.

   In addition, as part of our business strategy, we intend to continue to evaluate potential acquisitions, joint ventures and strategic alliances in areas such as wireline and wireless services, network construction and infrastructure and Internet access. We have no definitive agreement with respect to any acquisition, although from time to time we have discussions with other companies and assess opportunities on an on-going basis. A portion of the net proceeds from the sale of our common stock may be used to fund any such acquisitions, joint ventures or strategic alliances.

   The precise allocation of funds among these uses will depend on future technological, regulatory and other developments in or affecting our business, the competitive climate in which we operate and the emergence of future opportunities.

   Pending the specific application of the net proceeds, we expect to invest the proceeds from the sale of offered securities in short-term, interest-bearing instruments or other investment-grade debt securities.

   We intend to raise net proceeds of approximately $97.0 million through a private offering to institutional investors of convertible subordinated notes due 2006. The notes will be convertible into shares of our common stock. We cannot assure you that the notes offering will be completed. If completed, the proceeds from the anticipated notes offering will be used primarily to purchase network assets, including switching equipment, and for general corporate purposes, including other capital expenditures, working capital, and operating losses. This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy the notes. Any offers of the notes will be made only by a private offering memorandum. The closing of this offering of common stock and the closing of the offering of notes are not contingent upon each other.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

   We completed our initial public offering on October 29, 1997, at a price per share of common stock of $8.25 ($16.50 prior to giving effect to our 2-for-1 stock split effected in September 1998). The common stock is traded on the Nasdaq National Market under the symbol "ITCD." The following table shows for the periods indicated the high and low sales prices per share of the common stock as reported by the Nasdaq National Market.

   1997                                                          High     Low
   ----                                                         ------- -------
   Fourth Quarter (from October 23, 1997)...................... $10.719 $ 6.938
   1998                                                          High     Low
   ----                                                         ------- -------
   First Quarter............................................... $16.625 $ 8.312
   Second Quarter..............................................  21.500  13.312
   Third Quarter...............................................  25.500  14.500
   Fourth Quarter..............................................  20.500   8.500
   1999                                                          High     Low
   ----                                                         ------- -------
   First Quarter............................................... $22.000 $12.500
   Second Quarter (through May 6, 1999)........................  40.750  19.750

   On May 6, 1999, the last reported sale price of the common stock on the Nasdaq National Market was $21.063 per share. On May 5, 1999, there were 711 holders of record of the common stock.

Dividend Policy

   We have never declared or paid any cash dividends on our capital stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. It is the current policy of our board of directors to retain earnings to finance the expansion of our operations. Future declaration and payment of dividends, if any, will be determined in light of the then-current conditions, including our earnings, operations, capital requirements, financial condition, restrictions in financing agreements and other factors deemed relevant by our Board of Directors. Additionally, the Senior Note indentures and our credit facility contain restrictions on our ability to pay dividends.

                                    DILUTION

   Net tangible book value per share represents the amount of total tangible assets of ITC/\DeltaCom reduced by the amount of our total liabilities, divided by the total number of shares of common stock outstanding. The net tangible book value of ITC/\DeltaCom at December 31, 1998 was approximately $55.0 million, or $1.04 per share of common stock.

   After giving effect to the sale by ITC/\DeltaCom of the 5,250,000 shares of common stock offered by this prospectus supplement and accompanying prospectus and after deducting underwriting discounts and commissions and estimated offering expenses, the net tangible book value of ITC/\DeltaCom as of December 31, 1998 would have been approximately $160.1 million, or $2.76 per share of common stock. This represents an immediate increase in net tangible book value of $1.72 per share to existing stockholders and an immediate dilution of $18.24 per share to new investors. The following table illustrates this per share dilution:

Public offering price per share of common stock ....................       $21.00
                                                                           ------
  Net tangible book value per share at December 31, 1998............         1.04
  Increase per share attributable to new investors .................         1.72
                                                                             ----
Pro forma net tangible book value per share after giving effect to
 this common stock offering ........................................         2.76
                                                                           ------
Dilution per share to new investors ................................       $18.24
                                                                           ======

--------
(1) If the underwriters' over-allotment option is exercised in full, pro forma net tangible book value of ITC/\DeltaCom would be $2.99 per share, representing an increase in pro forma net tangible book value of $1.95 per share and dilution to new investors of $18.01 per share.

   The foregoing computations assume conversion of ITC/\DeltaCom's Series A Preferred Stock, but assume no exercise of stock options by employees or directors of ITC/\DeltaCom. At December 31, 1998, options to purchase 9,541,654 shares of common stock at a weighted average exercise price of approximately $4.28 per share were outstanding. If all such options had been exercised, the dilution to new investors would be $18.03 per share.

                                 CAPITALIZATION

   The following table shows our capitalization as of December 31, 1998 (1) on a historical basis, (2) as adjusted to reflect the sale of shares of common stock offered hereby and (3) as further adjusted to reflect the sale of $100 million aggregate principal amount of our convertible subordinated notes due 2006, in each case net of our estimated offering expenses and the underwriting discount. You should read this table together with the section entitled "Use of Proceeds" and our financial statements and other financial and operating data included elsewhere or incorporated by reference into this prospectus supplement and the accompanying prospectus by reference.

                                                      December 31, 1998
                                               -------------------------------
                                                              (unaudited)
                                                          --------------------
                                                                         As
                                                                      Further
                                               Historical As Adjusted Adjusted
                                               ---------- ----------- --------
                                                 (in thousands, except share
                                                            data)
Long term debt and capital lease obligations:
  Capital lease obligations, including current
   portion of $637............................  $  2,643   $  2,643   $  2,643
  11% Senior Notes............................   130,000    130,000    130,000
  8 7/8% Senior Notes.........................   159,853    159,853    159,853
  9 3/4% Senior Notes.........................   125,000    125,000    125,000
  Convertible Subordinated Notes due 2006.....        --         --    100,000
  Other, current..............................       438        438        438
                                                --------   --------   --------
    Total long-term debt and capital lease
     obligations, including current portion...   417,934    417,934    517,934
                                                --------   --------   --------
Stockholders' equity:
  Preferred stock, $.01 par value, $7.40
   liquidation preference, 5,000,000 shares
   authorized; 1,480,771 shares issued and
   outstanding at December 31, 1998...........        15         15         15
  Common Stock, $.01 par value, 90,000,000
   shares authorized; 51,339,838, 56,589,838
   and 56,589,838 shares issued and
   outstanding at December 31, 1998,
   historical, as adjusted and as further
   adjusted, respectively (a).................       513        566        566
  Additional paid-in capital..................   167,023    272,034    272,034
  Accumulated deficit.........................   (49,351)   (49,351)   (49,351)
                                                --------   --------   --------
    Total stockholders' equity................   118,200    223,264    223,264
                                                --------   --------   --------
    Total capitalization......................  $536,134   $641,198   $741,198
                                                ========   ========   ========

--------
(a) Excludes 9,541,654 shares of common stock issuable upon the exercise of options outstanding as of December 31, 1998.

                     SELECTED FINANCIAL AND OPERATING DATA

  The following table contains selected financial and operating data for ITC/\DeltaCom. The selected statement of operations data for each of the years ended December 31, 1994, 1995, 1996, 1997 and 1998 and the selected balance sheet data for the years then ended have been derived from our consolidated financial statements that have been audited by Arthur Andersen LLP, independent public accountants. You should read the following selected financial and operating data along with the sections entitled "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and operating data included elsewhere or incorporated by reference in this prospectus supplement and accompanying prospectus.

                                          Year Ended December 31,
                          ------------------------------------------------------------
                          1994(a)(b)      1995       1996(c)    1997(d)(e)     1998
                          -----------  -----------  ----------  ----------  ----------
                                     (in thousands, except share data)
Statement of Operations
 Data:
Operating revenues......  $     4,946  $     5,751  $   66,518  $  114,590  $  171,838
                          -----------  -----------  ----------  ----------  ----------
Operating expenses:
  Cost of services......        2,485        3,149      38,756      54,550      82,979
  Selling, operations,
   and administration...          948        1,627      18,876      38,255      64,901
  Depreciation and amor-
   tization.............          738        1,268       6,438      18,332      30,887
                          -----------  -----------  ----------  ----------  ----------
   Total operating ex-
    penses..............        4,171        6,044      64,070     111,137     178,767
                          -----------  -----------  ----------  ----------  ----------
Operating income
 (loss).................          775         (293)      2,448       3,453      (6,929)
Equity in losses of un-
 consolidated subsidi-
 ary....................          (97)        (258)     (1,590)        --          --
Interest expense........         (274)        (297)     (6,173)    (21,367)    (32,828)
Interest and other
 income, net............           82           41         172       4,251       7,397
                          -----------  -----------  ----------  ----------  ----------
Income (loss) before in-
 come taxes,
 preacquisition earnings
 (loss) and extraordi-
 nary item..............          486         (807)     (5,143)    (13,663)    (32,360)
Income tax provision
 (benefit)..............          113         (303)     (1,233)     (3,324)     (6,454)
Preacquisition earnings
 (loss).................         (236)         --          --           74         --
Extraordinary item (net
 of income tax).........          --           --          --         (508)     (8,436)
                          -----------  -----------  ----------  ----------  ----------
Net income (loss).......  $       137  $      (504) $   (3,910) $  (10,773) $  (34,342)
                          ===========  ===========  ==========  ==========  ==========
Basic and diluted net
 income (loss) per com-
 mon share:
  Before extraordinary
   loss.................  $       --   $     (0.01) $    (0.10) $    (0.26) $    (0.51)
  Extraordinary loss....          --           --          --        (0.01)      (0.16)
                          -----------  -----------  ----------  ----------  ----------
Net income (loss).......  $       --   $     (0.01) $    (0.10) $    (0.27) $    (0.67)
                          ===========  ===========  ==========  ==========  ==========
Basic weighted average
 common shares outstand-
 ing (f)................   38,107,350   38,107,350  38,107,350  40,249,816  50,972,361
Diluted weighted average
 common shares outstand-
 ing (f)................   38,203,852   38,203,852  38,203,852  40,249,816  50,972,361
Other Financial Data:
Capital expenditures....  $     3,704  $     1,806  $    6,173  $   43,874  $  147,842
Cash flows provided by
 operating activities...          979        1,437       8,189       6,302       9,512
Cash flows used in in-
 vesting activities.....       10,704        1,479      72,694      93,854     118,166
Cash flows provided by
 financing activities...       10,102          180      65,150     180,625     198,447
EBITDA, as adjusted
 (g)....................        1,513          975       8,886      21,785      23,958
Pro forma interest ex-
 pense (h)..............          --           --          --          --       47,761
Ratio of earnings to
 fixed charges (i)......        2.65x          --          --          --          --



                                                December 31,
                          ------------------------------------------------------------
                             1994         1995         1996        1997        1998
                          -----------  -----------  ----------  ----------  ----------
                                               (in thousands)
Balance Sheet Data:
Working capital (defi-
 cit)...................  $       255  $      (242) $    3,415  $  116,446  $  190,118
Property, plant and
 equipment, net.........        8,487        9,386      31,881     141,534     262,050
Total assets............       20,062       20,922     113,208     386,104     587,517
Long-term debt, advances
 from ITC Holding and
 capital lease
 obligations, including
 current portions.......        4,014        3,144      75,443     203,889     417,934
Total stockholders' eq-
 uity...................       13,761       14,307      19,257     148,266     118,200

                                           (footnotes appear on following page)

(a) Through August 17, 1994, ITC/\DeltaCom owned a 49% interest in Interstate FiberNet and accounted for this investment under the equity method. On August 17, 1994, ITC/\DeltaCom purchased the remaining 51% interest in Interstate FiberNet. Therefore, Interstate FiberNet's revenues and expenses have been included in the consolidated statement of operations data effective January 1, 1994, with the preacquisition earnings attributable to the previous owner deducted to determine ITC/\DeltaCom's consolidated net income for 1994.
(b) On August 17, 1994, ITC/\DeltaCom entered into the Gulf States FiberNet partnership. ITC/\DeltaCom obtained a 36% general partnership interest, and the investment was accounted for under the equity method.
(c) On January 29, 1996, ITC/\DeltaCom purchased DeltaCom, Inc. DeltaCom's results of operations are included in the statement of operations data since the date of acquisition.
(d) On March 27, 1997, ITC/\DeltaCom purchased the Georgia Fiber Assets. The results of operations for the Georgia Fiber Assets are included in the consolidated statements of operations beginning March 27, 1997.
(e) On March 27, 1997, ITC/\DeltaCom purchased the remaining 64% partnership interest in Gulf States FiberNet. Gulf States FiberNet's revenues and expenses have been included in the consolidated statement of operations effective January 1, 1997 with the preacquisition losses attributable to the previous owner from January 1, 1997 through March 27, 1997 deducted to determine ITC/\DeltaCom's consolidated net loss for the year ended December 31, 1997.
(f) Pursuant to SAB 98, for periods prior to the completion of ITC/\DeltaCom's initial public offering, basic net loss per share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed using the weighted average number of shares of common stock outstanding during the period and nominal issuances of common stock and common stock equivalents, regardless of whether they are anti-dilutive. For 1997 and 1998, the effect of ITC/\DeltaCom's potential common stock equivalents is not included in the computation of diluted net loss per share as their effect is anti-dilutive.
(g) EBITDA, as adjusted, represents earnings before extraordinary item, preacquisition (earnings) loss, other income (expense), equity in losses of unconsolidated subsidiary, net interest, income taxes, depreciation and amortization. EBITDA, as adjusted, is provided because it is a measure commonly used in the industry. EBITDA, as adjusted, is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of performance or to cash flow as a measure of liquidity. EBITDA, as adjusted, is not necessarily comparable with similarly titled measures for other companies.
(h) Reflects (1) the sale by us of our 8 7/8% Senior Notes, (2) the redemption of $70 million principal amount of our 11% Senior Notes, (3) the sale by us of our 9 3/4% Senior Notes and (4) the sale by us of the $100 million principal amount of convertible notes being offered concurrently with this offering, as if each had occurred on January 1, 1998. After giving effect to: (1) these adjustments to interest expense, (2) the elimination of the non-recurring charge of $1.5 million, net of tax, or $(0.03) per share, related to reclassifying our interest rate swap from a hedge of an anticipated transaction to a trading security as a result of our 8 7/8% Senior Notes offering, (3) a pro forma adjustment to reduce interest income relating to the release of restricted assets after giving effect to the redemption of a portion of our 11% Senior Notes and (4) an adjustment to reflect the sale of 5,250,000 shares of common stock offered hereby, as if each had occurred on January 1, 1998, the pro forma net loss per share before extraordinary items would have been $(.68).
(i) Earnings consist of income before income taxes, plus fixed charges. Fixed charges consist of interest charges and amortization of debt issuance costs and the portion of rent expense under operating leases representing interest (estimated to be one-third of such expense). Earnings were insufficient to cover fixed charges for the years ended December 31, 1995, 1996, and 1997 and 1998 by $.8 million, $5.1 million, $13.7 million and $32.4 million, respectively. For the year ended December 31, 1998, as adjusted to reflect the transactions described in footnote (h) above as if each had occurred on January 1, 1998, earnings would have been insufficient to cover fixed charges by $44.8 million.

                              RECENT DEVELOPMENTS

     Summarized below are some preliminary unaudited selected financial data of ITC/\DeltaCom (shown in thousands, except share data) for the three months ended March 31, 1998 and 1999 and balance sheet data as of March 31, 1999 and December 31, 1998.

                                                Three Months Ended March 31,
                                                ------------------------------
                                                     1998            1999
                                                --------------  --------------
                                                         (unaudited)
Statement of Operations Data:
Operating revenues
 Retail........................................ $       25,582  $       36,571
 Carriers' Carrier.............................         11,112          16,463
                                                --------------  --------------
  Total operating revenues.....................         36,694          53,034
                                                --------------  --------------
Cost of services:
 Retail........................................         15,662          24,189
 Carriers' Carrier.............................          1,211           2,572
                                                --------------  --------------
  Total cost of services.......................         16,873          26,761
                                                --------------  --------------
Gross margin...................................         19,821          26,273
                                                --------------  --------------
Operating expenses:
 Selling, operations and administration:
  Retail.......................................         10,054          15,128
  Carriers' Carrier............................          3,513           5,140
                                                --------------  --------------
   Total selling, operations and
    administration.............................         13,567          20,268
                                                --------------  --------------
 Depreciation and amortization:
  Retail.......................................          2,194           4,878
  Carriers' Carrier............................          4,107           6,270
  Corporate segment............................             20              20
                                                --------------  --------------
   Total depreciation and amortization.........          6,321          11,168
                                                --------------  --------------
    Total operating expenses...................         19,888          31,436
                                                --------------  --------------
Operating loss.................................            (67)         (5,163)
                                                --------------  --------------
Other income (expense):
 Interest expense..............................         (7,499)        (10,463)
 Interest income...............................          2,834           2,389
 Other (expense) income........................         (2,291)            225
                                                --------------  --------------
  Total other expense, net ....................         (6,956)         (7,849)
                                                --------------  --------------
Loss before income taxes and extraordinary
 item..........................................         (7,023)        (13,012)
Income tax benefit.............................         (2,388)             --
                                                --------------  --------------
Loss before extraordinary item.................         (4,635)        (13,012)
Extraordinary item -- loss on early
 extinguishment of debt (less related income
 tax benefit of $2,133)........................         (8,436)             --
                                                --------------  --------------
Net loss....................................... $      (13,071) $      (13,012)
                                                ==============  ==============
Basic and diluted net loss per common share:
 Before extraordinary item..................... $        (0.09) $        (0.25)
 Extraordinary item............................          (0.17)          (0.00)
                                                --------------  --------------
 Net loss...................................... $        (0.26) $        (0.25)
                                                ==============  ==============
Basic and diluted weighted average common
 shares outstanding ...........................     50,190,058      51,506,644

                                                                 Three Months
                                                                    Ended
                                                                  March 31,
                                                               ----------------
                                                                 1998    1999
                                                               -------- -------
                                                                 (unaudited)
Other Financial Data:
Capital expenditures.......................................... $ 22,041 $29,315
Cash flows provided by (used in) operating activities.........    9,701  (3,792)
Cash flows used in investing activities.......................   22,966  29,635
Cash flows provided by financing activities...................  155,633     554
EBITDA, as adjusted (1).......................................    6,254   6,005

                                                        December 31,  March 31,
                                                            1998        1999
                                                        ------------ -----------
                                                                     (unaudited)
Balance Sheet Data:
Cash and cash equivalents..............................   $184,167    $151,294
Current assets, less restricted portion................    227,858     197,836
Restricted assets......................................     20,035      20,355
Property, plant and equipment, net.....................    262,050     284,530
Other assets, excluding restricted assets..............     77,574      76,402
Total assets...........................................    587,517     579,123
Current liabilities....................................     52,040      56,095
Long-term debt and capital lease obligations...........    416,859     416,692
Deferred income taxes..................................        418         418
Total liabilities......................................    469,317     473,205
Stockholders' equity...................................    118,200     105,918
Total liabilities and stockholders' equity.............    587,517     579,123

--------

(1) EBITDA, as adjusted, represents earnings before extraordinary item, other income (expense), net interest, income taxes, depreciation and amortization. EBITDA, as adjusted, is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of performance or to cash flow as a measure of liquidity.

   The following table shows, in thousands, ITC/\DeltaCom's unaudited operating revenues, gross margin and EBITDA, as adjusted, for its Carriers' Carrier and Retail Services segments (and combined totals) for each of the three month periods listed below.

                                                             Three Months Ended
                         -----------------------------------------------------------------------------------------------
                         Mar. 31,    % of   June 30,    % of   Sept. 30,   % of   Dec. 31,    % of    Mar. 31,    % of
                           1998    revenues   1998    revenues   1998    revenues   1998    revenues    1999    revenues
                         --------  -------- --------  -------- --------- -------- --------  --------  --------  --------
Operating Revenues
 Carriers' Carrier...... $11,112     30.3%  $12,258     30.0%   $13,161    28.8%  $15,370    31.6%    $16,463     31.0%
 Retail Services........  25,582     69.7%   28,594     70.0%    32,515    71.2%   33,246    68.4%     36,571     69.0%
                         -------            -------             -------           -------             -------
  Total................. $36,694            $40,852             $45,676           $48,616             $53,034
                         =======            =======             =======           =======             =======
Gross Margin
 Carriers' Carrier...... $ 9,901     89.1%  $10,435     85.1%   $11,065    84.1%  $12,860    83.7%    $13,891     84.4%
 Retail Services........   9,920     38.8%   11,156     39.0%    12,126    37.3%   11,396    34.3%     12,382     33.9%
                         -------            -------             -------           -------             -------
  Total................. $19,821     54.0%  $21,591     52.9%   $23,191    50.8%  $24,256    49.9%    $26,273     49.5%
                         =======            =======             =======           =======             =======
EBITDA, as adjusted (1)
 Carriers' Carriers..... $ 6,388     57.5%  $ 6,877     56.1%   $ 7,521    57.1%  $ 9,062    59.0%    $ 8,751     53.2%
 Retail Services........    (134)    (0.5)%    (757)    (2.6)%   (1,583)   (4.9%)  (3,416)   (10.3)%   (2,746)    (7.5)%
                         -------            -------             -------           -------             -------
  Total................. $ 6,254     17.0%  $ 6,120     15.0%   $ 5,938    13.0%  $ 5,646    11.6%    $ 6,005     11.3%
                         =======            =======             =======           =======             =======

--------
(1) EBITDA, as adjusted, represents earnings before extraordinary item, other income (expense), net interest, income taxes, depreciation and amortization. EBITDA, as adjusted, is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of performance or to cash flow as a measure of liquidity.


   ITC/\DeltaCom's data service initiatives recently accelerated with the signing of a definitive merger agreement with AvData Systems of Atlanta, Georgia on April 15, 1999. AvData provides extensive customer network monitoring and management of data communications networks to business customers throughout the United States. As consideration for the merger, we expect to pay approximately $28.6 million in ITC/\DeltaCom common stock to the owners of AvData, subject to certain adjustments, including up to an additional $10 million in common stock if certain performance objectives are met. The AvData transaction is expected to be completed in the second quarter of 1999, and is subject to customary closing conditions, including final ITC/\DeltaCom board approval. Three of our directors are directors of AvData and certain of our principal stockholders are also principal stockholders of AvData. See "Management."

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

Overview

   ITC/\DeltaCom provides integrated voice and data telecommunications services to mid-size and major regional businesses in the southern United States and is a leading regional provider of wholesale long-haul services to other telecommunications companies. In connection with these businesses, ITC/\DeltaCom owns, operates and manages an extensive fiber optic network in the southern United States. ITC/\DeltaCom had revenues of $171.8 million, $114.6 million and $66.5 million for the years ended December 31, 1998, 1997 and 1996, respectively.

   ITC/\DeltaCom provides wholesale long-haul services through its Carriers' Carrier Services to other telecommunications carriers, including AT&T, Sprint, MCI WorldCom, Qwest, Cable & Wireless, Frontier and IXC. During 1998, ITC/\DeltaCom extended its fiber network approximately 1,500 route miles to approximately 7,800 route miles that consist of approximately 4,150 owned miles and approximately 3,650 managed, monitored and marketed miles. ITC/\DeltaCom's Carriers' Carrier business generated revenues of $51.9 million, $31.0 million and $6.6 million for the years ended December 31, 1998, 1997 and 1996, respectively.

   ITC/\DeltaCom also provides integrated retail telecommunications services to mid-sized and major regional businesses in a bundled package tailored to the business customer's specific needs. ITC/\DeltaCom's Retail Services include local exchange services; long distance services; 800/888 calling, calling card and operator services; ATM, frame relay and high capacity broadband private line services; Internet, Intranet and Web page hosting and development services; and customer premise equipment sale, installation and repair. At December 31, 1998, ITC/\DeltaCom provided Retail Services to approximately 10,700 business customers in 22 metropolitan areas and had sold approximately 42,000 access lines, of which approximately 32,200 had been installed. ITC/\DeltaCom added seven branch offices, four Nortel DMS-500 voice switches, eight frame relay switches and six ATM switches to its existing network during 1998. ITC/\DeltaCom intends to provide a full range of Retail Services in a total of approximately 42 metropolitan areas throughout the southern United States over the next two years. ITC/\DeltaCom's Retail Services business generated revenues of $119.9 million, $83.6 million and $59.9 million for the years ended December 31, 1998, 1997 and 1996, respectively.

   Company Background. ITC/\DeltaCom was incorporated in March 1997 as a wholly owned subsidiary of ITC Holding to acquire and operate ITC Holding's Retail Services and Carriers' Carrier Services businesses. This reorganization has been accounted for in a manner similar to a pooling of interests.

   ITC/\DeltaCom has provided operator and directory assistance services since March 1992 through InterQuest. Carriers' Carrier Services have been offered since late 1992 through Interstate FiberNet, a partnership originally formed by ITC Holding (with a 49% interest) and SCANA (with a 51% interest). In August 1994, ITC Holding acquired SCANA's interest in Interstate FiberNet. Also in August 1994, ITC Holding formed a second partnership with SCANA, Gulf States FiberNet, to construct and operate a fiber optic route primarily from Atlanta, Georgia to Shreveport, Louisiana with several supplemental spur routes. In the Gulf States acquisition, ITC Holding acquired SCANA's 64% partnership interest in Gulf States FiberNet and the Georgia Fiber Assets, which included one customer contract representing $3.5 million in annual revenues through August 2001, the term of the contract. Members of ITC/\DeltaCom's management have been managing the businesses of both Interstate FiberNet and Gulf States FiberNet since their inception.

   In January 1996, as a result of the DeltaCom acquisition, ITC/\DeltaCom entered the retail long distance business and acquired several fiber optic routes within Alabama that complemented the existing networks operated by Interstate FiberNet and Gulf States FiberNet. DeltaCom, a provider of telecommunications services since its inception in 1982, provides long distance services to mid-sized and major regional businesses in the southern United States.

   Carriers' Carrier. ITC/\DeltaCom provides Carriers' Carrier Services using its owned and managed fiber optic network. This network reaches over 80 POPs in the following ten southern states:

    .  Alabama
    .  Arkansas
    .  Florida
    .  Georgia
    .  Louisiana
    .  Mississippi
    .  North Carolina
    .  South Carolina
    .  Tennessee
    .  Texas

   Of the network's approximately 7,800 route miles, approximately 4,150 are owned and operated by ITC/\DeltaCom and approximately 3,650 are owned and operated principally by three public utilities (Duke Power Company, Florida Power & Light Company and Entergy Technology Company) with which ITC/\DeltaCom has marketing and management arrangements. ITC/\DeltaCom's arrangement with Entergy is exclusive. In addition, ITC/\DeltaCom has a buy-sell agreement with Carolinas FiberNet, LLC, which manages fiber optic facilities in North Carolina and South Carolina. This agreement enables the parties to buy and sell capacity on each other's networks and allows ITC/\DeltaCom to provide customers with access to POPs throughout those states.

   In addition, as part of our strategy, we intend to continue to evaluate the potential expansion of our network through a combination of new construction, long-term dark fiber leases and fiber swap transactions, depending on the extent of capital required over the economic life of the fiber assets to be deployed. To the extent that ITC/\DeltaCom elects to expand its network through long-term leases in lieu of construction or fiber swap transactions, we expect such leases to have a negative effect on EBITDA, as adjusted; however, we expect any such expansion of our network would provide opportunities to generate additional revenues, which would partly offset such negative effects. We currently expect to add approximately 700 owned and operated route miles to its fiber network by the end of 1999 through a combination of construction and long-term dark fiber leases on various routes and an additional 1,000 to 1,500 route miles by the end of 2,000, assuming completion of this offering and our concurrent notes offering.

   ITC/\DeltaCom derives commission revenues from the marketing, sale and management of capacity on the utility-owned portions of ITC/\DeltaCom's network. Negligible incremental costs are associated with these commissions because ITC/\DeltaCom uses the same marketing and sales force in servicing the utility-owned portions of the network as it does for the portions owned by ITC/\DeltaCom. ITC/\DeltaCom's commission revenues from these arrangements amounted to approximately $3.8 million, $1.5 million and $0.2 million for the years ended December 31, 1998, 1997 and 1996, respectively. ITC/\DeltaCom expects commissions associated with the utility-owned portions of the network to continue to increase in 1999.

   We provide wholesale long-haul services to our Carriers' Carrier customers on a "take or pay" long-term basis, on an individual circuit basis, or on a month-to-month basis after the initial term of the "take or pay" or individual circuit contract. As of December 31, 1998, we had remaining future long-term contract commitments totaling approximately $139.7 million. These contracts expire on various dates through 2008 and are expected to generate approximately $122.4 million in revenues to ITC/\DeltaCom through 2003.

   During 1998, ITC/\DeltaCom accelerated deployment of dense wave division multiplexing ("DWDM") optronics on high-density routes. We plan to continue this strategy during 1999 as we strive to increase the efficiency of our network. At December 31, 1998, 51% of our network was protected by self healing rings, which is a network design that enables traffic to be rerouted to an alternate fiber optic cable. We expect to increase the number of routes that are ring protected during 1999 to approximately 64%. We believe that diverse path routing with automatic switching during catastrophic failure events are key differentiators in the marketplace.

   Retail Services. Retail Services involve the provision of voice, data or video telecommunications services to end users or resellers. Retail Services include:

   Local Services. ITC/\DeltaCom currently provides local service by using its own facilities and by reselling the services of incumbent local exchange carriers. Over time, ITC/\DeltaCom expects to migrate a majority of the local service onto its own facilities. At December 31, 1998, ITC/\DeltaCom offered local exchange services in 20 of the 22 markets in which it provided Retail Services. Local service revenue comprised approximately 40% of all new Retail Services revenues purchased by customers during 1998.

   In connection with offering local exchange services, ITC/\DeltaCom has entered into an interconnection agreement with BellSouth to (1) resell BellSouth's local exchange services and (2) interconnect ITC/\DeltaCom's network with BellSouth's network for the purpose of gaining immediate access to all of BellSouth's unbundled network elements. This agreement allows ITC/\DeltaCom to enter new markets with minimal capital expenditures and to offer local exchange service to its current customer base. The BellSouth interconnection agreement currently allows ITC/\DeltaCom to provide local service on a resale basis or by purchasing all unbundled network elements required to provide local service on a facilities basis, without using company-owned facilities. The terms of this interconnection agreement, including interim pricing terms agreed to by ITC/\DeltaCom and BellSouth, have been approved by state regulatory authorities in all states in which BellSouth operates, although they remain subject to review and modification by such authorities. In addition, the BellSouth interconnection agreement does not resolve all operational issues, which issues ITC/\DeltaCom and BellSouth are continuing to negotiate to resolve. ITC/\DeltaCom believes that this interconnection agreement provides a foundation for it to provide local service on a reasonable commercial basis, but there can be no assurance in this regard and important issues remain unsettled as a result of legal and regulatory developments and related matters.

   The BellSouth interconnection agreement expires July 1, 1999. ITC/\DeltaCom and BellSouth are negotiating to renew the terms of this agreement. In the event the parties fail to agree on such renewal terms by July 1, 1999, the agreement provides that the parties will continue to exchange traffic under the current agreement until such time as renewal terms, conditions and prices are ordered by a state commission or negotiated by the parties with such terms, conditions and prices becoming effective retroactive to July 1, 1999. There can be no assurance, however, that ITC/\DeltaCom will be able to renew the BellSouth interconnection agreement under favorable terms, or at all. ITC/\DeltaCom has also entered into similar interconnection agreements with GTE Corp. for its Alabama market, with Sprint Corporation for Sprint's Florida markets and with Southwestern Bell Telephone Company, for its Arkansas markets. ITC/\DeltaCom intends to complete additional interconnection agreements with GTE, SBC Communications, Inc. and Sprint for certain other markets that it serves or intends to serve.

   ITC/\DeltaCom's strategy is ultimately to offer facilities-based local service in a majority of its markets by collocating its equipment with that of BellSouth and other incumbent local exchange carriers with which it has concluded interconnection agreements. ITC/\DeltaCom began collocating its equipment in certain BellSouth central office locations during the first quarter of 1998. As of December 31, 1998, ITC/\DeltaCom had completed physical collocation of switching equipment in 30 BellSouth markets, and was offering its "Unity" product in 16 markets. The Unity product, which ITC/\DeltaCom markets primarily to mid-sized and major regional businesses, utilizes a direct T-1 connection from the customer's location to an ITC/\DeltaCom switch and provides the customer with both local and long distance calling on any of 24 available channels. ITC/\DeltaCom expects to add an additional 45 collocations during 1999 bringing its total collocations to 75.

   Pursuant to the BellSouth interconnection agreement, ITC/\DeltaCom began billing BellSouth for reciprocal interconnection charges related to the provision by ITC/\DeltaCom of facilities-based local exchange services during 1998. A significant amount of such charges are attributable to call terminations by ITC/\DeltaCom to customers that are ISPs. BellSouth has stated that it views termination to such ISPs as not included under the reciprocal charge arrangements set forth in the interconnection agreement, and has refused to pay compensation for such terminations either to ITC/\DeltaCom or to other CLECs operating under similar interconnection agreements. The Alabama PUC, in response to a request from ITC/\DeltaCom, scheduled a hearing for September 3, 1998, at which the issue reviewed was the failure by BellSouth to pay the disputed charges. The Alabama PUC rendered a ruling in favor of the CLECs on this issue and, on March 4, 1999, issued an order requiring BellSouth to pay all withheld reciprocal compensation sums within 20 days. BellSouth has appealed this order. ITC/\DeltaCom has filed a similar complaint before the South Carolina Public Utility Commission.

   ITC/\DeltaCom is reviewing all potential remedies and claims in remaining jurisdictions. This same issue is a matter of dispute between incumbent local exchange carriers and CLECs across the country. In view of BellSouth's stated position that such charges with respect to ISPs are excluded from the reciprocal charge arrangements set forth in the interconnection agreement, and the fact that the ultimate outcome of this controversy before the state regulatory authorities and in the courts is uncertain, ITC/\DeltaCom does not record any revenue for these charges until received and reserves directly against the amounts billed to BellSouth. For the year ended December 31, 1998, such charges to BellSouth amounted to approximately $7.4 million. As of December 31, 1998, ITC/\DeltaCom had recognized revenue of an amount equal to approximately 10% of the total cumulative local interconnection billings. The 10% payment reflects BellSouth's estimate of the local minutes terminated to ITC/\DeltaCom exclusive of any minutes related to traffic terminated to an ISP. Accordingly, ITC/\DeltaCom recognized approximately $756,000 in operating revenues during 1998 and continued to reserve against the remaining $6.6 million of cumulative local interconnection billings.

   ITC/\DeltaCom believes its position with respect to the remaining $6.6 million of billings is supported by the terms of the BellSouth interconnection agreement, as do other CLECs who are strongly contesting refusals by incumbent local exchange carriers to pay compensation in these circumstances. Many regulatory authorities that have addressed the issue have ruled in favor of CLECs, but the issue generally remains under appeal in those circumstances. In Alabama, Florida, Georgia, North Carolina and Tennessee, the state utility commissions have ruled in favor of the CLECs. The issue in these states is under appeal by the ILECs. The issue is still pending in Kentucky, Louisiana and South Carolina. Although the provision of facilities-based local services involves high fixed costs, associated variable costs are generally low. Consequently, a resolution of the controversy with respect to payment of such charges by BellSouth in favor of ITC/\DeltaCom could have a positive impact on both gross margin and EBITDA, as adjusted. Assuming current levels of such local minutes continue or increase, ITC/\DeltaCom expects such charges to BellSouth to be at least $6.0 million through the first two quarters of 1999. The BellSouth interconnection agreement expires, however, on July 1, 1999. Although discussions have taken place between the parties, there can be no assurance that the interconnection agreement will be renewed on the same terms with respect to the disputed charges, or at all. Therefore, even if the controversy regarding such charges is resolved in favor of ITC/\DeltaCom under the current interconnection agreement, there can be no assurance that any positive effect on ITC/\DeltaCom's financial position will continue beyond July 1, 1999.

   ITC/\DeltaCom expects that as it increases its provision of local service on a facilities basis rather than on a resale basis, it will (1) reduce its own access costs when it sells its end users long distance, and (2) realize increased revenues from the originating and terminating switched access services it provides to other carriers originating and/or terminating calls for ITC/\DeltaCom's local end user customers. Certain incumbent local exchange companies, including BellSouth, have taken the position that when a carrier seeking to provide local service obtains all necessary elements (loops and switches) from the incumbent local exchange carrier in a combined form, the incumbent local exchange carrier retains the right to receive the access revenues associated with service to the customers served on that basis. Further legal challenges are likely and important issues related to this form of interconnection remain open including issues related to when a competitor can obtain network elements used for, among other things, access purposes.

   ITC/\DeltaCom anticipates that an increasing portion of its revenue will be derived from local services, primarily those provided pursuant to the interconnection agreement with BellSouth and similar agreements with other local exchange carriers. Management expects that gross margin associated with facilities based local Retail Services will be slightly better than gross margin associated with long distance Retail Services, but that, in general, gross margin associated with Retail Services will be lower than that associated with Carriers' Carrier Services. There can be no assurance that ITC/\DeltaCom will be able to enter into additional interconnection agreements on terms acceptable to ITC/\DeltaCom or at all, or that the incumbent local exchange carriers will provide the operational support required for ITC/\DeltaCom to provide local services to end users.

   Long Distance. ITC/\DeltaCom offers a full range of retail long distance services, including traditional switched and dedicated long distance, 800/888 calling, international, calling card and operator services.

   Data Services. ITC/\DeltaCom provides high quality data services to its customers primarily using frame relay switches distributed throughout ITC/\DeltaCom's network, which enables customers to use a single network connection to communicate with multiple sites throughout ITC/\DeltaCom's fiber optic network. ITC/\DeltaCom currently provides ATM services on a facilities based and resale basis. ITC/\DeltaCom will continue to seek, through strategic business relationships with other providers, to interconnect its fiber optic network with the fiber optic networks of other companies. ITC/\DeltaCom anticipates increased demand for data services in the future, and expects that in the future a larger percentage of its revenues will be derived from the sale of dedicated data services.

   Internet Access, Intranet Services and Web Development. ITC/\DeltaCom provides dedicated, frame relay Internet access and Internet and Intranet services, electronic mail, e-commerce, Web page design and Web hosting services. ITC/\DeltaCom expects that mid-sized and larger businesses will require faster Internet access and larger bandwidth in the future, and intends to develop and offer products and services that will respond to that demand using ITC/\DeltaCom's network and services. During 1998, ITC/\DeltaCom increased its focus on providing services to the Internet marketplace by expanding its existing service offering to the ISP market segment. ITC/\DeltaCom offers local service to ISPs via Primary Rate Interface connectivity, including the collocation of the ISPs' terminal equipment such as modems, routers and/or network servers. ITC/\DeltaCom increased its capital expenditures related to this service significantly during the second half of 1998 and expects to continue to allocate an increasing amount of capital to these services during 1999.

   In addition, ITC/\DeltaCom has begun supporting and reselling iCat Electronic Commerce Suite, which enables users to create, manage and deliver sophisticated e-commerce with secure transaction processing across the Internet. With ITC/\DeltaCom's ability to bundle its Web design and hosting services with the iCat product, ITC/\DeltaCom has positioned itself to offer Internet solutions to major regional accounts.

   During 1998, ITC/\DeltaCom became an Internet2 Corporate Partner and began providing high speed fiber optic connectivity and data switching services to various universities. Internet2, organized as the University Corporation of Advanced Internet Development, represents a consortium of over 130 universities nationwide that desire to connect their research and computing centers together over a network at speeds many times greater than that available through the existing Internet. ITC/\DeltaCom provides high-speed fiber optic connectivity and data switching services that help to expand this nationwide facility throughout the southeastern United States. ITC/\DeltaCom currently provides connectivity to universities in Alabama, Florida and Georgia. During 1999, ITC/\DeltaCom intends to pursue additional opportunities with other universities in its 10-state region.

   Customer Premise Equipment Sale, Installation and Repair. ITC/\DeltaCom sells, installs and repairs customer premise equipment such as telephones, office switchboard systems and, to a lesser extent, PBX for customers in the following markets:

  . Anniston, Birmingham, Dothan, Florence, Huntsville, Mobile and Montgomery, Alabama
  .  Atlanta and Columbus, Georgia
  .  Pensacola, Florida
  .  Baton Rouge, Lousiana
  .  Charlotte, North Carolina
  .  Columbia and Greenville, South Carolina

ITC/\DeltaCom intends to offer customer premise equipment sales, installation and repair in additional markets in the future, with the goals of (1) enhancing and supporting ITC/\DeltaCom's sale of local and long distance services and (2) enhancing customer retention. ITC/\DeltaCom plans to form relationships with local customer premise equipment installation companies in all of its markets for the purpose of selling and installing customer premise equipment not otherwise provided by ITC/\DeltaCom.

   Although ITC/\DeltaCom expects that a majority of its revenue growth will come from its Retail Services business, ITC/\DeltaCom does not expect its Retail Services to obtain a significant share of the market for telecommunications services in the southern United States. The customer contracts for Retail Services generally provide for payment in arrears based on minutes of use for switched services and payment in advance for private line services. The contracts generally also provide that the customer may terminate the affected services without penalty in the event of certain outages in service, and for certain other defined causes. The contracts also typically provide that the customer must use at least a minimum dollar amount of switched long distance services per month for the term of the contract. During the past several years, market prices for many telecommunications services segments have been declining, which ITC/\DeltaCom believes will likely continue. In response to these and other competitive pressures, ITC/\DeltaCom has modified certain of its retail contracts to extend to certain customers lower rates over longer terms as a means of maintaining and developing ITC/\DeltaCom's customer base. In the future, in response to competitive considerations, ITC/\DeltaCom may decide to modify certain other retail customer contracts in a similar manner, emphasizing lower pricing and longer commitment periods. A substantial portion of ITC/\DeltaCom's total revenues is from retail long distance services. Revenue per minute from such services has been declining and is expected to continue to decline.

   Operating Expenses. ITC/\DeltaCom's principal operating expenses consist of cost of services, selling, operations and administration expenses, and depreciation and amortization.

   Cost of Services. Cost of services related to Retail Services consists primarily of access charges and local facility charges paid to local exchange carriers, as well as wholesale carrier origination, termination and interexchange facility charges paid to other interexchange carriers. Cost of services related to Carriers' Carrier Services are substantially all fixed costs attributable to:

  .  the leasing of dark fiber under long-term operating leases;
  . the leasing of capacity outside ITC/\DeltaCom's owned or managed network (off-net capacity) to meet customer requirements; and
  .  network costs associated with the provision of SS7 Services.

ITC/\DeltaCom purchases off-net capacity to provide Carriers' Carrier Services in cases where ITC/\DeltaCom plans to construct its own network to replace the off-net portion of certain fiber routes. ITC/\DeltaCom also purchases off-net capacity in connection with an existing customer contract, pursuant to which ITC/\DeltaCom is the exclusive provider of network capacity to such customer. Although ITC/\DeltaCom is substantially able to meet the requirements of such customer on ITC/\DeltaCom's network, ITC/\DeltaCom purchases off-net capacity to fill such customer's requirements that cannot be met on ITC/\DeltaCom's network.

   Selling, operations and administration. Selling, operations and administration expenses consist of expenses of selling and marketing, field personnel engaged in direct network maintenance and monitoring, customer service and corporate administration.

   Depreciation and amortization. Depreciation and amortization include depreciation of ITC/\DeltaCom's telecommunications network and equipment and amortization of goodwill and other intangible assets related to acquisitions, primarily the DeltaCom acquisition.

   As ITC/\DeltaCom continues to expand into new geographic markets, add new branch offices and facilities and enlarge its current product offerings, cost of services and selling, operations and administration expenses are expected to increase substantially. Therefore, ITC/\DeltaCom expects to incur increasing operating losses over the next few years. Although ITC/\DeltaCom anticipates that it will continue to generate positive cash flow from operations, it expects that such cash flows will be more than offset by capital expenditures during the next several years as it implements its business plan. In addition, ITC/\DeltaCom expects to experience a negative impact on EBITDA, as adjusted, through 2000 as a result of its plan to continue to accelerate the roll out of its Retail Services business. ITC/\DeltaCom expects that its gross margins from its bundle of telecommunications services will continue to be adversely affected by its local service product, because the gross margin on the resale of local services through incumbent local exchange carrier facilities will be lower than the gross margin on ITC/\DeltaCom's existing businesses. As ITC/\DeltaCom increasingly uses incumbent local exchange carrier unbundled network elements instead of resold services, ITC/\DeltaCom expects gross margin on local service to improve. Such improvement is expected to result from reduced access charges and from efficiencies realized through increased reliance on ITC/\DeltaCom's owned network. Competitive market pressures to reduce prices for Retail Services, as discussed above, however, could offset improved margins that may result from shifting away from resold local exchange services.

   There can be no assurance that growth in ITC/\DeltaCom's revenues or customer base will continue or that ITC/\DeltaCom will be able to achieve or sustain profitability or positive net cash flows. In addition, ITC/\DeltaCom may from time to time engage in discussions involving potential acquisitions, joint ventures or strategic alliances. Any significant transactions, shortfalls in anticipated revenue, or increases in expenses could have a material adverse effect on ITC/\DeltaCom's liquidity and capital resources and on its ability to meet its strategic objectives, and could require ITC/\DeltaCom to seek additional private or public equity or debt financing. There can be no assurance that ITC/\DeltaCom will be able to raise any required capital on terms acceptable to ITC/\DeltaCom, or at all.

                                              Statistical Data*
                          ----------------------------------------------------------
                          December 31, March 31, June 30, September 30, December 31,
                              1997       1998      1998       1998          1998
                          ------------ --------- -------- ------------- ------------
Statistical Data:
Cumulative markets......        15          16        19         21            22
Business customer served
 -- Retail Services.....     7,700       8,100     9,600     10,000        10,700
Route miles.............     6,300       6,800     7,000      7,000         7,800
Collocations............         0           4         8         14            30
Voice switches..........         3           3         4          6             7
ATM switches............         0           2         4          5             6
Frame relay switches....         6           7        10         11            14
Number of employees.....       650         740       870      1,025         1,125
Lines sold cumulative...     8,700      16,000    23,200     33,200        42,000
Lines installed
 cumulative.............     3,450      10,800    17,800     25,500        32,200
Lines installed/Lines
 sold percentage........        40%         67%       77%        77%           77%

--------
* Data rounded except as to markets, collocations and switches

Results Of Operations

   The following tables set forth certain historical financial data for the years ended December 31, 1996, 1997 and 1998 for the Carriers' Carrier Services and Retail Services businesses.

   The comparability of the historical financial data for the years ended December 31, 1996 and 1997 has been affected by the DeltaCom acquisition and the Gulf States acquisition. The historical financial statements for the year ended December 31, 1996 include the results of operations for DeltaCom since its acquisition on January 29, 1996. For the year ended December 31, 1996, ITC/\DeltaCom's 36% interest in Gulf States

FiberNet's results of operations is reflected using the equity method. Due to the Gulf States acquisition on March 27, 1997, the results of operations for the year ended December 31, 1997 reflect the total revenues and expenses from January 1, 1997 attributable to Gulf States FiberNet with the preacquisition loss attributable to the previous owner from January 1, 1997 through March 27, 1997, deducted to determine ITC/\DeltaCom's consolidated net loss for 1997. The results of operations for the year ended December 31, 1997 also reflect the revenues and expenses of Georgia Fiber since March 27, 1997.

                             Results of Operations
                                 (In thousands)

                                          Carriers' Carrier Services
                                     ----------------------------------------
                                           Year Ended December 31,
                                     ----------------------------------------
                                      1996    %    1997     %     1998     %
                                     ------- ---  -------  ---  --------  ---
Revenues............................ $ 6,598 100% $31,024  100% $ 51,902  100%
Cost of services....................   2,363  36    3,908   13     7,642   15
                                     ------- ---  -------  ---  --------  ---
Gross margin........................   4,235  64   27,116   87    44,260   85
                                     ------- ---  -------  ---  --------  ---
Selling, operations and
 administration.....................   1,826  28    8,401   27    14,411   28
Depreciation and amortization.......   1,657  25   12,077   39    19,136   37
                                     ------- ---  -------  ---  --------  ---
Total operating expenses............   3,483  53   20,478   66    33,547   65
                                     ------- ---  -------  ---  --------  ---
Operating income.................... $   752  11  $ 6,638   21  $ 10,713   20
                                     ======= ===  =======  ===  ========  ===
                                               Retail Services
                                     ----------------------------------------
                                           Year Ended December 31,
                                     ----------------------------------------
                                      1996    %    1997     %     1998     %
                                     ------- ---  -------  ---  --------  ---
Revenues............................ $59,920 100% $83,566  100% $119,936  100%
Cost of services....................  36,393  61   50,642   61    75,337   63
                                     ------- ---  -------  ---  --------  ---
Gross margin........................  23,527  39   32,924   39    44,599   37
                                     ------- ---  -------  ---  --------  ---
Selling, operations and
 administration.....................  17,050  28   29,854   36    50,490   42
Depreciation and amortization.......   4,781   8    6,255    7    11,669   10
                                     ------- ---  -------  ---  --------  ---
Total operating expenses............  21,831  36   36,109   43    62,159   52
                                     ------- ---  -------  ---  --------  ---
Operating income (loss)............. $ 1,696   3  $(3,185)  (4) $(17,560) (15)
                                     ======= ===  =======  ===  ========  ===

Year Ended December 31, 1998 Compared with Year Ended December 31, 1997

 Revenues

   Total revenue increased $57.2 million (49.9%), from $114.6 million for the year ended December 31, 1997 to $171.8 million for the year ended December 31, 1998. Revenues from Retail Services increased $36.3 million (43.4%), from $83.6 million for the year ended December 31, 1997 to $119.9 million for the year ended December 31, 1998. The increase in the Retail Services segment revenue was primarily attributable to:

  . continued geographic expansion including the opening of seven new branch sales offices;
  .  the maturation of existing sales offices;
  . continued product expansion as local exchange services and data services increased as a percentage of total Retail Services revenue;
  . an increase in the customer base from approximately 7,700 to approximately 10,700;
  . increase in long distance minutes of use; and . continued stability from period to period in the rate of revenue loss from lost customers.

ITC/\DeltaCom expects to see its percentage of revenues derived from local exchange services and data services to continue to increase as a percentage of total Retail Services revenue during 1999 as these services are sold to new and existing customers. Additionally, ITC/\DeltaCom expects to see increased revenues in all of its products as each of its sales offices matures and ITC/\DeltaCom opens new sales offices to penetrate new markets. ITC/\DeltaCom completed one acquisition during 1998, IT Group Communications, a Jackson, Mississippi-based long distance carrier, but the majority of ITC/\DeltaCom's revenue growth during 1998 was a result of ITC/\DeltaCom's execution of its business plan through internal expansion efforts.

   Revenues from Carriers' Carrier Services increased $20.9 million (67.4%), from $31.0 million for the year ended December 31, 1997 to $51.9 million for the year ended December 31, 1998. The increase in revenue for the Carriers' Carrier segment was primarily attributable to continued:

  . increases in the existing customer base as a result of increasing demand for bandwidth;
  . expansion of owned and operated routes; and . growth in commissions derived from the managed, monitored, and marketed routes.

ITC/\DeltaCom expects revenues from its Carriers' Carrier segment to continue to increase as demand for bandwidth increases. Although new competitors are expected to enter the market creating continued pricing pressure on primary route segments, ITC/\DeltaCom believes this pressure will be mitigated by the increasing demand for bandwidth. No single Carriers' Carrier or Retail Services customer represented over 10% of ITC/\DeltaCom's total consolidated revenues for the year ended December 31, 1998.

 Cost of Services

   Total cost of services increased $28.4 million, from $54.6 million for the year ended December 31, 1997 to $83.0 million for the year ended December 31, 1998. Cost of services for Retail Services operations increased $24.7 million, from $50.6 million for the year ended December 31, 1997 to $75.3 million for the year ended December 31, 1998. The cost of services as a percentage of revenue for Retail Services operations increased from 61% in 1997 to 63% in 1998. The increase in cost of services as a percentage of revenue for Retail Services was primarily attributable to:

  . a significant increase in the local service offering in 1998, mostly on a resale basis which has a lower gross margin than ITC/\DeltaCom's other services; and
  . trunking and routing inefficiencies as ITC/\DeltaCom installed 4 new Nortel DMS-500 switches as well as other telecommunications facilities in new markets.

ITC/\DeltaCom expects that over time the cost of services as a percentage of revenue will decrease as more customers are brought onto ITC/\DeltaCom's facilities and utilization of fixed cost facilities is improved.

   Cost of services for the Carriers' Carrier operations increased $3.7 million, from $3.9 million for the year ended December 31, 1997 to $7.6 million for the year ended December 31, 1998. The cost of services as a percentage of revenue for Carriers' Carrier operations increased from 13% in 1997 to 15% in 1998. The increase in the cost of services as a percentage of revenue for the Carriers' Carrier Services was primarily attributable to:

  . acceptance of fibers under a long term dark fiber operating lease for a route from Dallas to Longview, Texas in April 1998; and
  .  pricing pressures encountered as new competitors entered the market.

ITC/\DeltaCom expects the increase in cost of services related to the Dallas to Longview, Texas lease will be offset during 1999 by traffic brought on-net during 1998. ITC/\DeltaCom believes the pricing pressures will be offset in the future by an increasing demand for bandwidth allowing for continued revenue growth.

 Selling, Operations and Administration Expense

   Total selling, operations and administration expense increased $26.6 million, from $38.3 million (33% as a percentage of revenue) for the year ended December 31, 1997 to $64.9 million (38% as a percentage of revenue) for the year ended December 31, 1998.

   Selling, operations and administration expense attributable to Retail Services increased $20.6 million, from $29.9 million (36% as a percentage of revenue) for the year ended December 31, 1997 to $50.5 million (42% as a percentage of revenue) for the year ended December 31, 1998. The increase in selling, operations and administration expense as a percentage of revenue for the Retail Services segment was related to:

  . increase in the number of employees, primarily sales, information system and provisioning personnel;
  . continued geographic expansion including opening seven new branch offices;
  . expansion of existing service offerings, primarily local services; and . external costs associated with ITC/\DeltaCom's Year 2000 readiness program, which amounted to approximately $1.1 million for the year ended December 31, 1998 (none in 1997).

   Selling, operations and administration expense attributable to the Carriers' Carrier segment increased $6.0 million, from $8.4 million (27% as a percentage of revenue) for the year ended December 31, 1997 to $14.4 million (28% as a percentage of revenue) for the year ended December 31, 1998. The increase in selling, operations, and administration expense for the Carrier's Carrier segment resulted from the increased cost of personnel necessitated by geographic and service capability expansion of the network.

   Selling, operations, and administration expenses are expected to continue to increase as a percentage of revenue early in 1999, due to the continued expansion of the Retail Services segment, both geographically and in terms of products offered. ITC/\DeltaCom expects that by mid-1999, selling, operations and administration expenses will improve as a percentage of revenue as a majority of its planned market expansion will be completed.

 Depreciation and Amortization

   Total depreciation and amortization increased $12.6 million, from $18.3 million for the year ended December 31, 1997 to $30.9 million for the year ended December 31, 1998. Retail Services accounted for $5.4 million of the increase, which was primarily related to installation of new telecommunications equipment. Carriers' Carrier Services accounted for $7.1 million of the increase which was primarily attributable to network expansion. ITC/\DeltaCom expects depreciation and amortization to continue to increase during 1999 as ITC/\DeltaCom adds new switches and other facilities to its network and expands into new markets.

 Interest Expense

   Total interest expense increased $11.4 million, from $21.4 million for the year ended December 31, 1997 to $32.8 million for the year ended December 31, 1998. The increase in interest expense in 1998 was due to interest expense incurred on the 8 7/8% Senior Notes, the 9 3/4% Senior Notes and five additional months interest on the 11% Senior Notes. ITC/\DeltaCom expects interest expense to increase during 1999 as a result of incurring interest for a full year on the Senior Notes.

 Interest Income

   Interest income increased $5.5 million, from $4.3 million for the year ended December 31, 1997 to $9.8 million for the year ended December 31, 1998 as a result of short-term investment of proceeds from ITC/\DeltaCom's Senior Notes. ITC/\DeltaCom expects the amount of interest income to decrease during 1999 as ITC/\DeltaCom expands its network.

 Other Expense

   In March 1998, ITC/\DeltaCom changed the accounting for its interest rate swap agreement from a hedge of an anticipated transaction to a trading security resulting in a non-cash charge against earnings of approximately $2.5 million. This change in classification required ITC/\DeltaCom to record the interest rate swap agreement on the consolidated balance sheet at fair market value at the time of receipt of the proceeds from the 8 7/8% Senior Notes offering. The interest rate swap agreement is marked to market on a monthly basis. For the year ended December 31, 1998, ITC/\DeltaCom recognized approximately $2.4 million expense from the mark to market of the interest rate swap.

 Income Taxes

   For the year ended December 31, 1997, ITC/\DeltaCom included the taxable income of ITC Holding, through the date of the merger, in its consolidated tax return. As a result of tax sharing arrangements with ITC Holding, ITC/\DeltaCom received benefits for certain of its net operating losses. The benefit received as a percentage of taxable income was 24% for the year ended December 31, 1997. During 1998, ITC/\DeltaCom recorded a $3.9 million receivable related from the carrying back of its current year net operating loss. The benefit received as a percentage of taxable income was 20% for the year ended December 31, 1998.

 Extraordinary Loss

   ITC/\DeltaCom recorded a pre-tax loss of $10.6 million, or $8.4 million after tax, related to the redemption on April 2, 1998 of $70 million of the 11%
Senior Notes. The extraordinary loss consisted of a $7.7 million redemption premium and a $2.9 million write-off of related debt issuance costs.

 EBITDA, as adjusted

   EBITDA, as adjusted, increased $2.2 million, from $21.8 million for the year ended December 31, 1997 to $24.0 million for the year ended December 31, 1998. EBITDA, as adjusted, attributable to Retail Services for the year ended
December 31, 1998 was $(5.9) million, a decrease of $9.0 million, compared to $3.1 million for the year ended December 31, 1997. EBITDA, as adjusted, attributable to Carriers Carrier Services for the year ended December 31, 1998 was $29.9 million, an increase of $11.2 million, compared to $18.7 million for the year ended December 31, 1997. As ITC/\DeltaCom begins to migrate more of its new and existing traffic onto its own facilities and as certain of its markets mature, ITC/\DeltaCom expects EBITDA, as adjusted, as a percentage of revenue for its Retail Services will increase.

Year Ended December 31, 1997 Compared with Year Ended December 31, 1996

 Revenues

   Total revenue increased $48.1 million (72.3%), from $66.5 million for the year ended December 31, 1996 to $114.6 million for the year ended December 31, 1997. Revenues from Retail Services increased $23.7 million (39.6%), from $59.9 million for the year ended December 31, 1996 to $83.6 million for the year ended December 31, 1997. Results for the year ended December 31, 1996 exclude revenue of $5.3 million related to revenues earned before the acquisition of DeltaCom, Inc. on January 29, 1996. The increase in the Retail Services segment revenue was primarily attributable to continued geographic expansion through the opening of branch sales offices, continued product expansion through sales of new products to existing customers, and continuing low rates of customer revenue turnover (churn). Revenues from Carriers' Carrier Services increased $24.4 million (370%), from $6.6 million for the year ended December 31, 1996 to $31.0 million for the year ended December 31, 1997. Results for the year ended December 31, 1997 reflect $19.8 million of revenues related to revenues earned by Gulf States FiberNet in 1997. Gulf States FiberNet was not consolidated in ITC/\DeltaCom's 1996 financial statements. The increase in revenue for the Carriers' Carrier segment was primarily attributable to continued increasing demand for bandwidth, continued owned and operated route expansions and the continued growth in the managed, monitored, and marketed routes.

 Cost of Services

   Total cost of services increased $15.8 million, from $38.8 million for the year ended December 31, 1996 to $54.6 million for the year ended December 31, 1997. Cost of services for Retail Services operations increased $14.2 million, from $36.4 million for the year ended December 31, 1996 to $50.6 million for the year ended December 31, 1997. Cost of services for the Carriers' Carrier operations increased $1.5 million, from $2.4 million for the year ended December 31, 1996 to $3.9 million for the year ended December 31, 1997. The cost of services as a percentage of revenue for Retail Services operations remained consistent at a rate of approximately 61%. The cost of services as a percentage of revenue for Carriers' Carrier operations, 13% in 1997 compared to 36% in 1996, decreased significantly due to the acquisition of Gulf States FiberNet in March 1997 and the increased margins associated with this line of business.

 Selling, Operations and Administration Expense

   Total selling, operations and administration expense increased $19.4 million, from $18.9 million (28% as a percentage of revenue) for the year ended December 31, 1996 to $38.3 million (33% as a percentage of revenue) for the year ended December 31, 1997.

   Selling, operations and administration expense attributable to Retail Services increased $12.7 million, from $17.1 million (29% as a percentage of revenue) for the year ended December 31, 1996 to $29.9 million (36% as a percentage of revenue) for the year ended December 31, 1997. The increase in selling, operations and administration expense as a percentage of revenue for the Retail Services segment is related to continued geographic expansion and introduction of new services, primarily local services.

   Selling, operations and administration expense attributable to the Carriers' Carrier segment increased $6.6 million, from $1.8 million (28% as a percentage of revenue) for the year ended December 31, 1996 to $8.4 million (27% as a percentage of revenue) for the year ended December 31, 1997. The increase in selling, operations, and administration expense for the Carrier's Carrier segment relate specifically to an increase in personnel stemming from the geographic expansion and various costs associated with those personnel.

 Depreciation and Amortization

   Total depreciation and amortization increased $11.9 million, from $6.4 million for the year ended December 31, 1996 to $18.3 million for the year ended December 31, 1997. Retail Services accounted for $1.5 million of the increase, which was primarily related to installation of new central office equipment. Carriers' Carrier Services' operations accounted for $10.4 million of the increase, with $8.2 million related to the acquisition of Gulf States FiberNet.

 Interest Expense

   Total interest expense increased $15.2 million, from $6.2 million for the year ended December 31, 1996 to $21.4 million for the year ended December 31, 1997. The increase in interest expense was primarily due to interest expense incurred on the 1997 Notes.

 Income Taxes

   As a result of tax sharing arrangements with ITC Holding, ITC/\DeltaCom received benefits for certain of its net operating losses. The benefit received as a percentage of taxable income was 24.3% and 24.0% for the years ended December 31, 1996 and 1997, respectively.

 EBITDA, as adjusted

   EBITDA, as adjusted, increased $12.9 million, from $8.9 million for the year ended December 31, 1996 to $21.8 million for the year ended December 31, 1997. Carriers' Carrier Services accounted for $16.3 million of the increase. EBITDA, as adjusted, attributable to Retail Services for the year ended December 31, 1997 was

$3.1 million compared to $6.5 million for the year ended December 31, 1996. EBITDA, as adjusted, attributable to Retail Services decreased from 11% of revenues for the year ended December 31, 1996 to 4% of revenues for the year ended December 31, 1997, primarily due to increased costs associated with the opening of new branch offices and the employment of additional support personnel to position the Retail Services segment for expansion.

Liquidity And Capital Resources

   ITC/\DeltaCom has historically generated positive cash flow from operations from our existing lines of business, but has required equity infusions and advances from ITC Holding and sales of equity and debt to finance a significant portion of our investing and financing activities. ITC/\DeltaCom generated net cash from operating activities of $8.2 million, $6.3 million, and $9.5 million for 1996, 1997 and 1998, respectively. The components of cash flow from operations (consisting of net loss adjusted for depreciation, amortization, deferred income taxes, equity in losses of investee, preacquisition loss, extraordinary item-loss on extinguishment of debt and other) totaled $4.7 million, $11.3 million, and $2.9 million for 1996, 1997 and 1998, respectively. Changes in working capital were $3.5 million in 1996, ($5.0 million) in 1997 and $6.7 million in 1998.

  . The change in 1996 was primarily due to an increase in accrued interest, accounts payable and unearned revenue, partially offset by an increase in accounts receivable resulting primarily from the DeltaCom acquisition.

  . The change in 1997 was primarily due to increases in unearned revenue and accrued liabilities, offset by increases in accounts receivable. Of this increase in accounts receivable and unearned revenue, $2.3 million and $1.3 million, respectively, resulted from the Gulf States acquisition, with the remaining increase in accounts receivable attributable to increased earned and unearned revenue in the Carriers' Carrier Services and Retail Services.

  . The change in 1998 was primarily due to an increase in accounts payable, interest and other accruals and unearned revenue partially offset by increases in accounts receivable.

   Cash used for investing activities was $72.7 million, $93.9 million, and $118.2 million for the years ended December 31, 1996, 1997 and 1998, respectively.

  . The cash used in 1996 was primarily for the investment of $63.5 million, net of cash received, used to complete the DeltaCom acquisition in January 1996.

  . The cash used in 1997 was primarily for the purchase of restricted investments held by a trustee to fund the first six interest payments on the 1997 Notes, as required by the 1997 Notes Indenture, and to fund capital expenditures.

  . The cash used in 1998 was primarily for the funding of capital expenditures, partially offset by the release of $30.5 million of restricted investments to pay interest on the 11% Senior Notes.

   ITC/\DeltaCom made capital expenditures of $6.2 million, $43.9 million, and $147.8 million for the years ended December 31, 1996, 1997 and 1998, respectively.

  . Of the $6.2 million of capital expenditures in 1996, $4.1 million related to Retail Services and $2.1 million related to Carriers' Carrier Services. In addition, ITC/\DeltaCom contributed an additional $2.4 million to Gulf States FiberNet in 1996 to meet debt service requirements and to fund additional capital requirements of that business.

  . Of the $43.9 million of capital expenditures for the year ended December 31, 1997, $27.5 million related to Carriers' Carrier Services and $16.4 million related to Retail Services.

  . Of the $147.8 million of capital expenditures for the year ended December 31, 1998, $80.4 million related to Carriers' Carrier Services and $67.4 million related to Retail Services.

   Cash provided by financing activities was $65.1 million, $180.6 million, and $198.4 million for the years ended December 31, 1996, 1997 and 1998, respectively.

  . For 1996, cash provided by financing activities was primarily attributable to the DeltaCom indebtedness described below, which was advanced to ITC/\DeltaCom by ITC Holding.

  . Net cash provided by financing activities for 1997 consisted primarily of net proceeds of $192.1 million from the sale of 11% Senior Notes and $87.5 million from our initial public offering, less $43.2 million of repayment of advances from ITC Holding, net repayments of other long-term debt and capital leases of $52.6 million and $3.3 million of other cash used in financing activities.

  . Net cash provided by financing activities for the year ended December 31, 1998 consisted primarily of net proceeds of $121.4 million from the sale of 9 3/4% Senior Notes, $155.2 million from the sale of the 8 7/8% Senior Notes and $1.3 million from exercise of common stock options less $70 million of repayment of 11% Senior Notes, $7.7 million premium paid on early retirement of 11% Senior Notes, net repayment of other long-term debt and capital leases of $1.8 million.

   ITC Holding partially financed the DeltaCom acquisition and the Gulf States acquisition with debt, which consisted of the following:

  . a $74.0 million term loan under a bank facility incurred in connection with the DeltaCom acquisition and pushed down to ITC/\DeltaCom (the DeltaCom indebtedness);

  . a $41.6 million bridge facility incurred in connection with the Gulf States acquisition, which required the refinancing of Gulf States FiberNet's existing project facility; and

  . a $10.0 million unsecured note issued in connection with the Gulf States acquisition and assumed by a subsidiary of ITC/\DeltaCom. In November 1997, this note was repaid in full (approximately $9.0 million) with a portion of the net proceeds from the initial public offering.

   On July 25, 1997, in connection with the reorganization, approximately $62.7 million of the $192.1 million of net proceeds from the sale of the 11% Senior Notes was used to purchase U.S. government securities, which are held in a pledged account to fund the first six scheduled interest payments on the 11% Senior Notes. A portion of the remaining proceeds of approximately $129.4 million from the sale of the 11% Senior Notes was applied: (1) to repay approximately $57.8 million of indebtedness to ITC Holding (including approximately $9.5 million of accrued interest) associated with the DeltaCom acquisition and advances used by ITC/\DeltaCom for capital expenditures; and (2) to repay approximately $41.6 million of indebtedness incurred under the bridge facility (together with approximately $200,000 of accrued interest). In connection with the reorganization, $31.0 million of the DeltaCom indebtedness was forgiven by ITC Holding and contributed to ITC/\DeltaCom as additional equity.

   In September 1997, Interstate FiberNet, Inc., a wholly owned subsidiary of ITC/\DeltaCom, entered into a credit agreement with NationsBank, N.A. (formerly NationsBank of Texas, N.A.) for a five-year $100.0 million term and revolving credit facility to be used for working capital and other corporate purposes, including capital expenditures and permitted acquisitions. In February 1998, ITC/\DeltaCom amended the credit facility to provide, among other things, for a $50.0 million revolving credit facility. ITC/\DeltaCom recorded a loss of approximately $2.5 million in connection with the reclassification of ITC/\DeltaCom's interest rate swap agreement converting a hedge of an anticipated transaction to a trading security as a result of the 8 7/8% Senior Notes offering. The credit facility is guaranteed by ITC/\DeltaCom and Interstate FiberNet Inc.'s subsidiaries and is secured by a first priority lien on all current and future assets and properties of Interstate FiberNet, Inc. and its subsidiaries, except for certain contract rights and interests in real estate, and a first priority pledge of the stock of Interstate FiberNet, Inc. and its subsidiaries.

   On May 20, 1998, ITC/\DeltaCom completed the acquisition of certain assets and liabilities of IT Group Communications, a Jackson, Mississippi-based long distance carrier. ITC/\DeltaCom issued 177,106 shares of common stock and assumed liabilities of approximately $1.2 million to consummate the transaction. ITC/\DeltaCom acquired approximately 900 customers, predominately located in Mississippi and an important network point of presence in Jackson, Mississippi.

   At December 31, 1998, ITC/\DeltaCom had entered into agreements with vendors to purchase approximately $22 million of equipment and services, and, for the year ended December 31, 1998, had made capital expenditures of approximately $148 million. We currently estimate that our aggregate capital requirements will total approximately $250 million through 2000, assuming completion of this stock offering and our concurrent notes offering. We expect to make substantial capital expenditures thereafter. Capital expenditures through 2000 will be primarily for the following:

  . accelerated expansion of our fiber optic network in Texas including Austin and San Antonio, and in Tennessee, including Memphis, Nashville, Chattanooga and Knoxville;

  . continued development and construction of our fiber optic network, including transmission equipment, to add network coverage and redundancy;

  . continued addition of facilities-based local telephone service to our bundle of integrated telecommunications services, including acquisition and installation of switches and related equipment;

  . continued addition of switching capacity, electrical equipment and additional collocation space in connection with the expansion of ITC/\DeltaCom's ISP local telecommunications services;

  .  market expansion; and

  .  infrastructure enhancements, principally for information systems.

   The actual amount and timing of ITC/\DeltaCom's capital requirements may differ materially from the foregoing estimate as a result of regulatory, technological and competitive developments (including market developments and new opportunities), or in the event ITC/\DeltaCom decides to make acquisitions or enter into joint ventures and strategic alliances in ITC/\DeltaCom's industry. See "Risk Factors--We may not have, or be able to obtain, the significant amounts of capital that we need to expand our network, operations and services."

   As of March 31, 1999 we had $151.3 million of cash and cash equivalents excluding restricted investments. We believe that the proceeds from the sale of the common stock offered hereby, the proceeds from the concurrent private offering of convertible notes, cash on hand, cash flow from operations and borrowings expected to be available under the credit facility (subject to compliance with applicable covenants), will provide sufficient funds to enable us to expand our business as currently planned. If the credit facility or other sources of funds are unavailable, ITC/\DeltaCom may not have a ready source of liquidity.

   In the event that ITC/\DeltaCom's plans or assumptions change or prove to be inaccurate, we may not have sufficient funds to fund our currently planned growth and operations. In addition, if ITC/\DeltaCom makes acquisitions, ITC/\DeltaCom may be required to seek additional capital sooner than currently anticipated. Additional sources may include equity and debt financing and other financing agreements, such as vendor financing. There can be no assurance that ITC/\DeltaCom will be able to generate sufficient cash flow from operations or that additional financing arrangements will be available, or if available, that they can be concluded on terms acceptable to ITC/\DeltaCom. Inability to generate or obtain sufficient funds would result in delay or abandonment of some or all of ITC/\DeltaCom's development and expansion plans, which could have a material adverse effect on ITC/\DeltaCom.

   Giving effect to this offering and the concurrent notes offering, as if each had occurred as of December 31, 1998, we would have had $517.9 million of indebtedness and our stockholders' equity would have been $223.3 million. However, we cannot promise you that we will complete the concurrent notes offering. Giving effect to this offering, the concurrent notes offering and our 1998 financings, as if each had been completed as of the beginning of the year, our earnings would have been insufficient to cover our fixed charges by $44.8 million for the year ended December 31, 1998.

   The successful implementation of ITC/\DeltaCom's strategy, including expansion of our network and obtaining and retaining a significant number of customers, and significant and sustained growth in ITC/\DeltaCom's cash flow are necessary for us to be able to meet our debt service requirements. There can be no assurance that we will successfully implement our strategy or that we will be able to generate sufficient cash flow from operating activities to improve our earnings before fixed charges, or to meet our debt service obligations and working capital requirements. Our ability to meet our obligations will be dependent upon the future performance of ITC/\DeltaCom, which will be subject to prevailing economic conditions and to financial, business and other factors.

Year 2000

   The Year 2000 Issue. The Year 2000 issue is the result of a computer programming practice first utilized during the 1960s when storage space was very expensive and processing capability was limited. By shortening the year portion of date field entries to two digits rather than four, programmers could save valuable storage space and increase data processing speeds. This method of date entry became the standard method for programmers for mainframes, personal computers, and hardware, including processor chips. Because of this programming convention, software, hardware, or firmware may recognize a date field using "00" as the year 1900 rather than the year 2000. If left uncorrected, this could possibly result in system failures, miscalculations, or errors causing disruptions in software-dependent operations.

   ITC/\DeltaCom's Program. ITC/\DeltaCom has undertaken a comprehensive program to address the Year 2000 issue with respect to the following:

  . ITC/\DeltaCom's information technology and operating systems (including network switching, customer service, call detail and billing systems);

  . ITC/\DeltaCom's non-information technology systems (such as buildings, plant, equipment and other infrastructure systems that may contain embedded microcontroller technology);

  . the systems of its major vendors, third party network service providers, and other material service providers (insofar as they relate to ITC/\DeltaCom's business); and

  .  ITC/\DeltaCom's major Carrier's Carrier and Retail Services customers.

   As explained below, the program involves:

  . a wide-ranging assessment of the Year 2000 problems that may affect ITC/\DeltaCom;

  . the development of remedies to address the problems discovered in the assessment phase;

  .  testing of the remedies; and

  .  the preparation of contingency plans to deal with failure scenarios.

These steps will vary to meet the particular needs of a system or company division and, in some cases, will overlap. Assessment, for example, is an on-going element of ITC/\DeltaCom's Year 2000 program.

   Assessment Phase. As part of the assessment phase of this program, ITC/\DeltaCom has identified substantially all of the major components of the systems described above. In order to determine the extent to which such systems are vulnerable to the Year 2000 issue, ITC/\DeltaCom:

  .  evaluated its internally developed software applications;

  . inventoried and assessed the facilities and equipment utilized by ITC/\DeltaCom; and

  . contacted substantially all of its significant hardware, software, and other equipment vendors, third party network service providers, other material service providers, and material customers, requesting detailed, written information related to their Year 2000 compliance and the compliance status of the products or services they provide to ITC/\DeltaCom, if any.

In addition, ITC/\DeltaCom performs a Year 2000 readiness assessment of all potential purchases, leases, or contracts in an effort to prevent the acquisition of a non-compliant system or facility.

   To date, ITC/\DeltaCom has received and analyzed responses from substantially all of its major vendors and service providers. ITC/\DeltaCom has also received responses from approximately one fifth of its customers to which inquiries were sent. The responses received included ITC/\DeltaCom's major Carrier's Carrier and Retail Services customers.

   Based upon the responses received to date, and assuming contradictory responses are not received in the future from the third parties who have been solicited, ITC/\DeltaCom believes that its third party computer operating systems dedicated to ITC/\DeltaCom's customer service, call detail records and billing systems and its Nortel and Ascend system switches are now Year 2000 compliant. ITC/\DeltaCom is in the process of investigating, and intends to closely monitor, the Year 2000 readiness of the three public utilities that own and operate approximately 3,650 miles of ITC/\DeltaCom's approximately 7,800-mile fiber optic network. Two of these utilities have indicated that they intend to be Year 2000 compliant by year-end and one has stated that its goal is to be compliant by mid-1999. ITC/\DeltaCom has been informed by the financial institutions that provide services to ITC/\DeltaCom that they each have undertaken Year 2000 programs and expect to be Year 2000 compliant. ITC/\DeltaCom's two largest Carrier's Carrier customers, which together represented approximately 13% of ITC/\DeltaCom's consolidated revenues for the fiscal year 1998, have responded that they are on target to have mission-critical systems Year 2000 compliant by the end of the first quarter of 1999 in one instance, and by the end of the second quarter of 1999 in the other instance. Of ITC/\DeltaCom's five largest Retail Services customers, which represented an aggregate of approximately 9% of ITC/\DeltaCom's consolidated revenues for the fiscal year 1998, four have either informed ITC/\DeltaCom or made public disclosures that their mission-critical systems are now Year 2000 compliant.

   Remediation and Testing. Based upon the results of ITC/\DeltaCom's assessment efforts, ITC/\DeltaCom conducted remediation and testing of the at-risk systems identified by the assessment. The activities conducted during this phase were intended to affirmatively address potential Year 2000 problems in ITC/\DeltaCom-developed computer software in its information technology and non-information technology systems, and then demonstrate that the remediation was effective when the system is used within normal operating parameters. In this phase, ITC/\DeltaCom first evaluated a program application and, if a potential Year 2000 problem was identified, steps were taken to remediate the problem, and the application is then individually tested to confirm that the remediating changes were effective and did not adversely affect the functionality of that application. Similar remediation and testing was undertaken with respect to the hardware and other equipment that operates or is operated by the software.
After the individual applications and system components were remediated and tested, integrated testing was conducted to demonstrate functional integrated systems operation.

   ITC/\DeltaCom has now completed the remediation and testing of its internally developed code and the systems that operate and are operated by such software, and ITC/\DeltaCom has placed the remediated systems and software into production.

   As ITC/\DeltaCom completes this remediation, it has arranged to conduct laboratory-simulated integrated systems testing in an effort to demonstrate
Year 2000 compliance of ITC/\DeltaCom's integrated telecommunications systems as they interface with external systems and the equipment of major vendors, third party network providers, other material service providers and customers. This testing effort covers ITC/\DeltaCom's essential network configurations and integration configurations with the most common network components which are utilized by customers and other third parties who interconnect with ITC/\DeltaCom's network.

   Contingency Plans. ITC/\DeltaCom is working on identifying and developing contingency plans to handle its most reasonably likely worst case Year 2000 scenarios. ITC/\DeltaCom intends to complete its determination of the reasonably likely worst case scenarios after the information received from third party inquiries are compiled and the results of the network integration testing become available to ITC/\DeltaCom.

ITC/\DeltaCom anticipates that the bulk of its contingency planning will primarily address potential Year 2000 problems due to failures to remediate major systems successfully, and the potential failure of ITC/\DeltaCom's interconnecting carriers' and vendors' Year 2000 remediation efforts.

   ITC/\DeltaCom expects to complete preparation of its contingency plans by the end of the third quarter of 1999. These contingency plans will continue to be refined and updated through the end of 1999 based upon, among other things, responses from third party inquiries. A failure to meet this target could materially impact ITC/\DeltaCom's operations.

   Program Execution and Oversight. ITC/\DeltaCom has established a Year 2000 project office, and ITC/\DeltaCom's executive management reviews ITC/\DeltaCom's progress on Year 2000 efforts on a monthly basis. The board of directors has designated the Year 2000 oversight role to the Board's Audit Committee, and that Committee receives periodic updates and progress reports on ITC/\DeltaCom's Year 2000 preparations.

   To execute its Year 2000 program, ITC/\DeltaCom is utilizing both internal and external resources to identify, correct, reprogram, and test its systems for Year 2000 compliance. ITC/\DeltaCom's use of internal resources to achieve the aims of its Year 2000 program has not had a material adverse effect on its ability to develop new products and services or to maintain and upgrade, if necessary, its existing products and services. ITC/\DeltaCom's use of external resources to achieve the aims of its Year 2000 program has not had a material adverse effect on ITC/\/\DeltaCom's operations or earnings.

   Costs Related to the Year 2000 Issue. ITC/\DeltaCom has incurred, and expects to incur in the future, internal labor as well as consulting and other expenses necessary to prepare its systems for the year 2000. Through the end of 1998, ITC/\DeltaCom incurred approximately $1.1 million in external costs for its Year 2000 program. ITC/\DeltaCom currently estimates that it will incur additional external expenses during 1999 to complete its Year 2000 compliance work, which are not expected to exceed approximately $1 million. These costs, which may vary from the estimates, have been, and will continue to be, expensed as incurred.

   Risks Related to the Year 2000 Issue. ITC/\DeltaCom is implementing a detailed process to minimize the possibility of service interruptions or adverse effects related to the Year 2000 issue. Although ITC/\DeltaCom's Year 2000 efforts are intended to minimize the potential adverse effects of the Year 2000 issue on ITC/\DeltaCom's business and operations, the actual effects of the issue cannot and will not be known until the Year 2000. Failure by ITC/\DeltaCom and/or its major vendors, third party network service providers, and other material service providers and customers to adequately address their respective Year 2000 issues in a timely manner (insofar as they relate to ITC/\DeltaCom's business) could have a material adverse effect on ITC/\DeltaCom's business, results of operations, and financial condition.

   Like all telecommunication service providers, ITC/\DeltaCom's ability to provide service is dependent on its interconnecting carriers and third party vendors, including non-telecommunications related services providers. If these third parties fail to achieve Year 2000 compliance on a timely basis, ITC/\DeltaCom could be adversely impacted by their failure.

   There is a potential for some revenue erosion caused by reduced telecommunications service demand by both Carrier's Carrier customers and Retail Services customers because of their Year 2000 failures. ITC/\DeltaCom has taken steps to raise customer awareness of the Year 2000 issue and to encourage its customers to develop and implement plans to become Year 2000 compliant.

   ITC/\DeltaCom's failure to correct a material Year 2000 problem could result in an interruption or a failure of ITC/\DeltaCom's normal business activities and operations. Such failures could materially and adversely affect ITC/\DeltaCom's results of operations, liquidity, and financial condition. At this time, ITC/\DeltaCom is unable to determine whether the consequences of Year 2000 failures will have a material impact on ITC/\DeltaCom's results of operations, liquidity, or financial condition due to the general uncertainty inherent with the Year 2000 problem, caused in part from the uncertainty of the interconnecting carriers' and vendors' Year 2000 readiness, as well as uncertainties related to ITC/\DeltaCom's ongoing remediation program.

   ITC/\DeltaCom's Year 2000 program is expected to reduce significantly ITC/\DeltaCom's level of uncertainty about the year 2000 problem and, in particular, about the year 2000 compliance and readiness of ITC/\DeltaCom's major vendors, third party network service providers, and other material service providers and customers. ITC/\DeltaCom believes that, with the internal implementation of remediated information and network systems, its interconnecting carriers and primary vendors Year 2000 readiness, and completion of the Year 2000 compliance plan as scheduled, it will maintain normal operations for all dates after December 31, 1999.

Effects Of New Accounting Standards

   SFAS No. 130, Reporting Comprehensive Income, issued by the Financial Accounting Standards Board, establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. ITC/\DeltaCom adopted SFAS No. 130, effective January 1, 1998, with no material impact on the consolidated financial statements.

   SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information about operating segments, in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. ITC/\DeltaCom adopted SFAS No. 131, effective January 1, 1998, with no material impact on the consolidated financial statements.

   SFAS No. 133, Accounting for Derivative Instruments and for Hedging Activities, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. A company may also implement SFAS No. 133 as of the beginning of any fiscal quarter after June 15, 1998. SFAS No. 133 cannot be applied retroactively. SFAS No. 133 must be applied to (1) derivative instruments and
(2) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997. ITC/\DeltaCom expects to implement SFAS No. 133 for the fiscal year beginning January 1, 2000, and does not expect the adoption of SFAS No. 133 will have a material affect on its consolidated financial statements.

   Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, provides guidance on accounting for the costs of computer software developed or obtained for internal use and is required to be adopted no later than ITC/\DeltaCom's 1999 fiscal year. ITC/\DeltaCom does not expect adoption of this statement to have a material impact on its consolidated financial statements.

Inflation

   ITC/\DeltaCom does not believe that inflation has had a significant impact on ITC/\DeltaCom's consolidated operations.

Quantitative And Qualitative Disclosures About Market Risk

   ITC/\DeltaCom is exposed to interest rate risk related to its interest rate swap agreement and its borrowings under the credit facility. There were no borrowings outstanding under the credit facility as of December 31, 1998. Additionally, ITC/\DeltaCom is exposed to fair value risk related to its fixed-rate, long-term debt. ITC/\DeltaCom's market risk sensitive instruments do not subject ITC/\DeltaCom to material market risk exposures.

                                    BUSINESS

Overview

   ITC/\DeltaCom provides integrated voice and data telecommunication services to mid-sized and major regional businesses in the southern United States and is a leading regional provider of wholesale long-haul services to other telecommunications companies. In connection with these businesses, we own, operate and manage an extensive fiber optic network in the southern United States. We had revenues of approximately $171.8 million for the year ended December 31, 1998, which represents a 50% increase over revenues of $114.6 million for the year ended December 31, 1997.

   ITC/\DeltaCom provides integrated retail telecommunications services to mid-sized and major regional businesses in the southern United States in a single bundled package tailored to the business customer's specific needs. These Retail Services include local exchange services, long distance services, 800/888 calling, calling card and operator services, Asynchronous Transfer Mode, or "ATM", frame relay, high capacity broadband private line services, as well as Internet, Intranet and Web page hosting and development services, wholesale primary rate interface connectivity and collocation to ISPs, and customer premise equipment sales, installation and repair.

   As of March 31, 1998, we provided Retail Services to over 11,600 business customers. We currently offer Retail Services in 23 markets in Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, North Carolina and South Carolina. We intend to provide a full range of Retail Services in a total of approximately 42 metropolitan areas throughout the southern United States over the next two years. For the year ended December 31, 1998, revenue from the Retail Services was $119.9 million and EBITDA, as adjusted, as a percentage of revenue or EBITDA, as adjusted, margin for the Retail Services was (5)%.

   ITC/\DeltaCom provides wholesale long-haul services to other telecommunications carriers, including AT&T, MCI WorldCom, Sprint, Qwest, Cable & Wireless, Frontier and IXC. We refer to these wholesale long-haul services as our Carriers' Carrier Services. Our fiber optic network reaches over 80 points of presence, or POPs, in ten southern states, Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee and Texas. This network extends approximately 7,800 route miles, of which we own approximately 4,150 miles. The remaining approximately 3,650 miles are owned and operated principally by three public utilities, Duke Power Company, Florida Power & Light Company and Entergy Technology Company, but are managed and marketed by us. For the year ended December 31, 1998, revenue from the Carriers' Carrier Services was $51.9 million and EBITDA, as adjusted, margin for the Carriers' Carrier Services was 58%. As of December 31, 1998, we had remaining future long-term contract commitments for Carriers' Carrier Services totaling approximately $139.7 million. These contracts expire on various dates through 2008 and are expected to generate approximately $122.4 million in revenues to ITC/\DeltaCom through 2003.

   In connection with offering local exchange services, we have entered into an interconnection agreement with BellSouth Telecommunications, Inc. to (1) resell BellSouth's local exchange services and (2) interconnect our network with BellSouth's network for the purpose of immediately gaining access to all of BellSouth's unbundled network elements. We have also entered into similar interconnection agreements with GTE Corporation for its Alabama markets, Southwestern Bell Telephone Company for its Arkansas markets and with Sprint for Sprint's Florida markets. We intend to complete interconnection agreements with GTE, SBC Communications, Inc. and Sprint for other markets that we serve or intend to serve. These agreements allow ITC/\DeltaCom to enter new markets with minimal capital expenditures and to offer local exchange services to its current customer base.

   ITC/\DeltaCom was incorporated in Delaware. Our principal executive offices are located at 1791 O.G. Skinner Drive, West Point, Georgia 31833, and our telephone number is (706) 385-8000.

Business Strategy

   Our objectives are to maintain our position as a leading provider of Carriers' Carrier Services and to become a leading provider of Retail Services in the southern United States. To achieve these objectives, we intend to increase our market share in existing markets and expand into new markets.

   The principal elements of our business strategy are to:

  . Provide Integrated Telecommunications Services, Including Local Telephone Exchange Services, to Our Existing Base of Mid-sized and Major Regional Business Customers

     We expect to be able to increase our revenues at relatively low incremental cost by providing additional telecommunications services, such as local telephone exchange services, to our existing long distance customers. We are able to bundle the customer's selection of a variety of telecommunications services, and present the customer with a single, integrated monthly billing statement for all of those services. We believe this capability will allow us to penetrate our target markets rapidly and build customer loyalty.

     We provide local exchange services by reselling the services of incumbent local exchange carriers and, in some of our markets, by using our own local switching facilities. Over time, we expect to provide local exchange services by primarily using our own switching facilities and our existing regional fiber optic network, supplemented by unbundled facilities of incumbent local exchange carriers or other competitive local exchange carriers. To access the unbundled network elements of incumbent local exchange carriers, we collocate our access nodes in the incumbent local exchange carrier's central office. These access nodes operate in conjunction with our Nortel DMS-500 switches to provide facilities-based local services. To date, we have collocated 30 such access nodes. Because access nodes are less expensive to purchase and install than Nortel DMS-500 switches and can be installed more quickly than Nortel DMS-500 switches, we believe that we will be able to enter new markets at less expense than many of our competitors. At present, we do not plan to construct intra-city local loop facilities.

  .  Take Advantage of Our Extensive Fiber Optic Network

     We intend to take advantage of our extensive fiber optic network, which currently reaches over 80 POPs, by:

    -- continuing to provide switched and transport services to other communications carriers throughout our region to enable such carriers to diversify their routes and expand their networks;

    -- targeting customers that need to transmit large amounts of data within our service region, such as banks and local and state governments; and

    -- offering local exchange services to our business customers as part of our integrated package of telecommunications services.

  .  Focus on the Southern United States

     We intend to continue to focus on the southern United States. We believe that our regional focus and the regional concentration of our network will enable us to:

    -- take advantage of economies of scale in management, network operations and sales and marketing;

    -- increase opportunities for improved margins because a large portion of our customers' telecommunications traffic originates and terminates within the region; and

    -- build on our long-standing customer and business relationships in the region.

  .  Build Market Share Through Personalized Customer Service

     We believe that the key to revenue growth in our target markets is capturing and retaining customers by emphasizing marketing, sales and customer service. We believe that customers prefer one company to be accountable for their telecommunications services. We also believe that a consultative, face-to-face sales and service strategy is the most effective method of maintaining and increasing a high quality customer base. We seek to obtain long-term commitments from our business customers by responding rapidly and creatively to their telecommunications needs.

     We currently operate 24 branch offices in 23 markets in Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, North Carolina and South Carolina. Each branch office is staffed by personnel capable of marketing all of our products and providing comprehensive support to our customers. As part of our strategy to continue to grow our Retail Services business, we plan to open branch offices in Texas during 2000 and increase our provision of local exchange services to Internet service providers. In the future, we expect to expand significantly our direct sales force and open branch offices in additional major and secondary population centers in the southern United States.

  .  Expand Our Fiber Optic Network and Switching Facilities

     We expect to expand our fiber optic telecommunications network and switching facilities to include additional markets within the southern United States. We currently own and operate approximately 4,150 route miles of fiber optic network extending from Florida to Texas. We plan to add approximately 700 miles to our network by the end of 1999, and an additional 1,000 to 1,500 route miles by the end of 2000, assuming completion of this offering and our concurrent private notes offering. We expect our expanded network will reach additional locations in Texas, including Austin and San Antonio, and in Tennessee, including Memphis, Nashville, Chattanooga and Knoxville.

     In addition, we market and manage capacity on approximately 3,650 network route miles through our strategic relationships principally with public utilities. We have a buy-sell agreement with Carolinas Fibernet, LLC, which manages fiber optic facilities in North Carolina and South Carolina. This agreement enables the parties to buy and sell capacity on each other's networks and allows us to provide customers with access to points of presence throughout those states.

     We believe that, by continuing to combine our own network with the networks of public utilities and adding switching facilities throughout our network, we will be able to achieve capital efficiencies and rapidly expand our network in a cost-effective manner.

  .  Benefit from the Experience of Our Proven Management Team.

     Our management team consists of experienced telecommunications managers who in the past have successfully implemented a customer-focused long distance telecommunications strategy in the southern United States. Members of the team include Andrew Walker, Chief Executive Officer, Foster McDonald, President, and Douglas Shumate, Chief Financial Officer.

Services, Facilities and Employees

   Services. We currently provide two basic services: (1) Retail Services and
(2) Carriers' Carrier Services.

   Retail Services. Retail Services involve the provision of voice, data or video telecommunications services to end users or resellers. Retail Services include:

  .  local exchange services;

  .  basic long distance services (switched, dedicated, and calling card);

  .  dedicated Internet access;

  .  Intranet services;

  .  Web page hosting and development;

  .  data network solutions (frame relay, ATM, point-to-point);

  . primary rate interface connectivity and collocation services at wholesale rates to ISPs; and

  .  the sale, installation and repair of customer premise equipment.

   We intend to provide additional types of Retail Services in the future and expand the markets in which we offer local services as part of a bundled "one-stop" integrated telecommunications service which will offer customers a wide range of switch-based value-added services. Our customer-focused software and network architecture permits us to present our customers with one fully integrated monthly billing statement for the entire package of Retail Services.

   Set forth below are brief descriptions of our Retail Services:

     Local Services. We currently provide local exchange services by (1) reselling the services of incumbent local exchange carriers and (2) using our own local switching facilities. Over time, we expect to provide local services primarily using our own switching facilities and existing regional fiber optic network, supplemented by unbundled facilities of incumbent local exchange carriers or other competitive local exchange carriers. We offer local exchange services in 21 of the 23 markets in which we currently provides Retail Services and expect to offer local services in a total of 30 markets by the end of 1999.

     Long Distance. We offer a full range of retail long distance services, including traditional switched and dedicated long distance, 800/888 calling, international, calling card and operator services.

     Data Services. We provide high quality data services to our customers primarily using frame relay switches distributed strategically throughout our network, which enables customers to use a single network connection to communicate with multiple sites throughout our fiber optic network. We provide ATM services both on a resale basis and by using our own network, providing data services to customers that need to transmit large amounts of data within our service region, such as banks and local and state governments. We will continue to seek, through strategic business relationships with other providers, to interconnect our fiber optic network with the fiber optic networks of other companies. We anticipate increased demand for data services in the future, and expect that in the future a larger percentage of our revenues will be derived from the sale of dedicated data services.

     Internet Access, Intranet Services and Web Development. Since our acquisition in 1996 of substantially all of the assets of ViperNet, an Internet access provider and Web page developer for business customers, we have provided dedicated (frame relay) Internet access and Intranet services, electronic mail, Web page design and Web hosting services. We expect that mid-sized and larger businesses will require faster Internet access and larger bandwidth in the future, and we intend to offer products that will meet that demand.

     ISP Local Telecommunications Services. We provide local wholesale telecommunications services to ISPs such as primary rate interface connectivity between our network and the network of the ISP and equipment collocation services whereby the ISP can collocate its modems, routers and/or network servers with our switching facilities.

     Customer Premise Equipment. We sell, install and repair customer premise equipment such as telephones, office switchboard systems and, to a lesser extent, private branch exchanges, or PBX, for customers in the Huntsville, Mobile, Birmingham, Dothan, Florence, Anniston and Montgomery, Alabama; Atlanta and Columbus, Georgia; Baton Rouge, Louisiana; Charlotte, North Carolina; Pensacola, Florida; and Greenville and Columbia, South Carolina markets. We intend to offer customer premise equipment sales, installation and repair in additional markets in the future, with the goals of (1) enhancing and supporting our sale of local and long distance services and
  (2) enhancing customer retention.

   Carriers' Carrier Services. Our Carriers' Carrier Services are used by customers, such as major telecommunications carriers and non-facilities based carriers that have switches but do not own transmission facilities, to transport their already-switched traffic between LATAs. Calls being transmitted over a long-haul circuit for a customer are generally routed by the customer through a switch to a receiving terminal in our network. We transmit the signals over a long-haul circuit to the terminal where the signals exit our network. The signals are then routed by the customer through another switch and to the call recipient through a local exchange carrier. We provide DS-1, DS-3 and OC-N services. OC-N services are used by our customers for very high capacity inter-city connectivity and specialized high speed data networking. The interface between our network and the customer's facilities is by either local exchange carrier or a direct connection between our network and the facilities of the customer. We typically bill the customers a fixed monthly rate depending on the capacity and length of the circuit, regardless of the amount the circuit is actually used.

   Facilities. We own or manage approximately 7,800 route miles of a high quality fiber optic network which covers portions of ten states in the southern United States and extends to over 80 POPs. These POPs are located in almost all major population centers in the areas covered by the fiber optic network and in a significant number of smaller cities where our only competitor is the incumbent local exchange carrier.

   We own approximately 4,150 route miles of our fiber optic network, which we have built or acquired since 1992. In addition, we have strategic relationships principally with three public utilities, Duke Power Company, Florida Power & Light Company and Entergy Technology Company, pursuant to which we market, sell and manage capacity on approximately 3,650 route miles of network owned and operated by those utilities.

   In addition, we are able to purchase network capacity to certain cities not covered by our owned and managed network in North Carolina and South Carolina under a buy-sell agreement with Carolinas Fibernet, LLC, which manages fiber optic facilities in North Carolina and South Carolina. This agreement enables the parties to buy and sell capacity on each other's networks at pre-established prices, which are generally favorable to the prices for such capacity available in the open market. Under this agreement, neither party is responsible for network maintenance charges relating to the other party's network.

   We expect to add approximately 700 owned and operated route miles to our fiber network by the end of 1999 and an additional 1,000 to 1,500 route miles by the end of 2000, assuming completion of this offering and the concurrent private notes offering, through a combination of construction and long-term dark fiber leases. In addition, as part of our strategy, we intend to continue to evaluate the potential expansion of our network through a combination of new construction, long-term dark fiber leases and fiber swap transactions, depending on the extent of capital required over the economic life of the fiber assets to be deployed.

   Our decision to further expand our fiber optic network will be based on various factors, including:

  .  the number of its customers in a market,

  . the anticipated operating cost savings associated with such construction, and

  . any strategic relationships with owners of existing infrastructure (e.g., utilities and cable operators).

   Through our strategic relationships with public utility companies, we believe that we will be able to achieve capital efficiencies in constructing and expanding our fiber optic network in a rapid and cost-effective manner. We also believe that our fiber optic network, in combination with our personalized approach to customer service, will create an attractive customer-focused platform for the provision of local, long distance and enhanced services.

   We have implemented electronic redundancy throughout our network, which enables traffic to be rerouted to another fiber in the same fiber sheath in the event of a partial fiber cut or electronic failure. Approximately 51% of our owned and operated fiber optic network is also protected by geographically diverse routing (also called a "self healing ring"), a network design which enables traffic to be rerouted to an entirely different fiber optic cable (assuming capacity is available) in the event of a total cable cut. We are continuing to increase the geographic diversity of our fiber optic network, and expect to have approximately 64% of our network protected in this manner by the end of 1999.

   Our switching facilities currently consist of a Nortel DMS-250 switch in Arab, Alabama and Nortel DMS-500 switches in the following locations:

  .  Anniston and Birmingham, Alabama

  .  Ocala, Florida

  .  Atlanta, Georgia

  .  Gulfport, Mississippi

  .  Columbia, South Carolina

The Nortel DMS-500 switches are capable of handling both local and long distance traffic while the Nortel DMS-250 switch is capable of handling long distance traffic only.

   These installations enable us to market our Retail Services, including local services, on a switch-based facilities basis in, among other markets:

  .  Huntsville, Birmingham, Montgomery, and Mobile, Alabama

  .  Jacksonville, Ocala and Orlando, Florida

  .  Atlanta, Georgia

  .  Gulfport, Mississippi

  .  Greenville, Columbia and Charleston, South Carolina

  .  Charlotte, North Carolina.

We expect to place a Nortel DMS-500 switch into service in Greensboro, North Carolina by the end of the second quarter of 1999 and one into service in Montgomery, Alabama by the end of 1999.

   We intend to place additional switches strategically along our fiber optic network over the next five years. We also intend to deploy a significant number of Nortel Access Nodes in the majority of the markets which we intend to serve. The additional switches and nodes will allow us to perform local and long distance switching in our markets on a host/remote type relationship to the applicable Nortel DMS-500 switch. The Nortel Access Nodes will be connected to our Nortel DMS-500 switching platform, utilizing our fiber optic network wherever possible. This networking design, together with the BellSouth interconnection agreement, will enable us to be a facilities-based provider of local and long distance services in all of the markets that we intend to enter.

   Our data network currently consists of fifteen Ascend 9000 frame relay switches located in:

  .  Atlanta (two switches) and West Point, Georgia

  . Birmingham (two switches), Montgomery, Mobile, Anniston (two switches) and Arab, Alabama

  .  Ocala, Florida

  .  Gulfport and Jackson, Mississippi

  .  Columbia, South Carolina

  .  Greensboro, North Carolina.

Our data network connects with BellSouth's and other carriers' frame relay networks to provide nationwide connectivity for our customers. Our Ascend frame relay switches have the capability to provide ATM connectivity, and we have one ATM connection to the Internet. We intend to strategically locate additional frame relay and ATM switch sites over the next five years. These frame relay and ATM switches will be collocated with our Nortel DMS-500 switches at strategic network facility locations where possible, and will create a data backbone which will support our data services.

   We are a member of the Associated Communications Companies of America (the "ACCA"), a 9-member trade association that negotiates with carriers for wholesale telecommunications services for its members. The collective buying power of its members enables the ACCA to negotiate as if it were one of the larger long distance providers in the United States.

   Employees. As of December 31, 1998, ITC/\DeltaCom had over 1,100 full-time employees, none of whom was represented by a union or covered by a collective bargaining agreement. We believe that our relationship with our employees is good. In connection with the construction and maintenance of our fiber optic network and the conduct of our other business operations, we use third party contractors, some of whose employees may be represented by unions or covered by collective bargaining agreements.

Sales and Marketing

   Retail Services. ITC/\DeltaCom focuses its sales efforts on mid-sized and major regional businesses in the southern United States. We believe that we can effectively compete for business customers based upon service, product diversity, price and reliability. Our sales force, composed of direct sales personnel, technical consultants and technicians, markets our telecommunications services. Our management believes that high quality employee training is a prerequisite for superior customer service and, as a result, each member of our sales force is required to complete our intensive training program. Our marketing strategy is built upon the belief that customers prefer to hold one company accountable for all of their telecommunications services. Each branch office provides technical assistance for its voice, data, Internet and customer premise equipment as required. Customers are assured a single point of contact, 24 hours a day, seven days a week.

   Approximately 160 direct sales personnel conducted marketing of our Retail Services to mid-sized and major regional businesses as of December 31, 1998. These personnel were located in 23 branch offices in 22 markets in the southern United States. We significantly expanded our sales force in 1998 and expect to continue to expand our direct sales force and open branch offices in additional major and secondary population centers in the southern United States during 1999. Our sales personnel make direct calls to prospective and existing business customers, conduct analyses of business customers' usage histories and service needs, and demonstrate how our service package will improve a customer's communications capabilities and costs. Sales personnel locate potential business customers by several methods, including customer referral, market research, telemarketing and other networking alliances such as endorsement agreements with trade associations and local chambers of commerce. Our sales personnel work closely with our network engineers and information systems consultants to design new service products and applications. Our branch offices are also primarily responsible for coordinating service and customer premise equipment installation activities. Technicians survey customers' premises to assess power and space requirements, and coordinate delivery, installation and testing of equipment.

   A primary element of our Retail Services marketing strategy is to enter into contracts with our customers. Those agreements generally provide for payment in arrears based on minutes of use for switched services and in advance for private line services. The agreements generally also provide that the customer may terminate the affected service without penalty in the event of substantial and prolonged outages arising from causes within our control, and for other defined causes. Generally, the agreements provide that the customer must utilize at least a minimum dollar amount, measured by dollars or minutes of use, of switched long distance services per month for the term of the agreement.

   In addition, we market our business communication services through advertisements, event sponsorships, trade journals, direct mail and trade forums. Because we intend to distinguish our retail products largely on the convenience of our single communications bundle and the benefits of our comprehensive, individualized and innovative customer support, we believe that advertising will play a larger role in our marketing strategy than it has in the past.

   Carriers' Carrier Services. ITC/\DeltaCom has long-haul circuit contracts with major long distance carriers, including AT&T, MCI WorldCom, Sprint, Qwest, Cable & Wireless, Frontier and IXC. As of December 31, 1998, we had remaining future long term contract commitments totaling approximately $139.7 million. These contracts expire on various dates through 2008 and are expected to generate approximately $122.4 million in revenues through 2003. We also provide long-haul transmission to customers after contract expiration on a month-to-month basis. Our long-haul contracts provide for fixed monthly payments, generally in advance. Although sales volumes from particular customers vary from year to year, we have historically enjoyed high customer retention and circuit renewal rates.

   We believe that we can continue to compete effectively in the wholesale, carrier-to-carrier market on the basis of price, reliability, state-of-the-art technology, route diversity, ease of ordering and customer service. We believe that demand for our Carriers' Carrier Services will increase as the incumbent local exchange carriers begin competing in the long distance market.

Competition

   The telecommunications industry is highly competitive. We compete primarily on the basis of price, availability, transmission quality, reliability, customer service and variety of product offerings. Our ability to compete effectively will depend on our ability to maintain high quality services at prices generally equal to or below those charged by our competitors. In particular, price competition in the retail and carrier's carrier long distance markets has generally been intense and is expected to increase. For additional information about the competitive pressures within our industry, see "Risk Factors--Our business is subject to significant competitive pressures."

Regulation

   ITC/\DeltaCom's services are subject to federal, state and local regulation. Through our wholly owned subsidiaries, we hold various federal and state regulatory authorizations. For additional information about the importance of these regulations and authorizations to the business of ITC/\DeltaCom, see "Risk Factors--The local and long distance industries are subject to significant government regulation, and the regulations may change."

                                   MANAGEMENT

   The following table sets forth, as of December 31, 1998, information regarding the executive officers and directors of ITC/\DeltaCom:

Name:                    Age    Position
-----                    ---    --------
Campbell B. Lanier, III  48    Chairman, Director Vice Chairman, Chief
                               Executive Officer
Andrew M. Walker         57    Director
Foster O. McDonald       36    President Senior Vice President--Chief
Douglas A. Shumate       33    Senior Vice President--Chief Financial Officer
J. Thomas Mullis         55    Senior Vice President--General Counsel, Secretary
Roger F. Woodward        46    Senior Vice President--Marketing and
                               Customer Support
Steven D. Moses          49    Senior Vice President--Network Services
Sara L. Plunkett         49    Vice President--Finance, Treasurer
Donald W. Burton         55    Director
Malcolm C. Davenport, V  45    Director
William T. Parr          62    Director
William B. Timmerman     52    Director
Robert A. Dolson         53    Director
O. Gene Gabbard          58    Director
William H. Scott, III    51    Director

   Campbell B. Lanier, III. Campbell B. Lanier, III has been Chairman of ITC/\DeltaCom since March 1997. Mr. Lanier has served as Chairman of the Board and Chief Executive Officer of ITC Holding (or its predecessors) since its inception in 1985. In addition, Mr. Lanier is an officer and director of several ITC Holding subsidiaries. He is a director of MindSpring Enterprises, Inc. ("MindSpring"), an Internet service provider, KNOLOGY Holdings, Inc. ("KNOLOGY"), a broadband telecommunications services company formerly known as CyberNet Holding, Inc., Vista Eyecare, Inc., a full service optical retailer, K&G Men's Centers, a discount retailer of men's clothing, Innotrac Corporation ("Innotrac"), which provides customized, technology-based marketing support services, and is Vice Chairman of the Board of AvData and Chairman of the Board of Powertel, Inc. ("Powertel"), a wireless telecommunications company formerly known as InterCel, Inc. Mr. Lanier has served as a Managing Director of South Atlantic Private Equity Fund IV, Limited Partnership since 1997.

   Andrew M. Walker. Mr. Walker has been Chief Executive Officer of ITC/\DeltaCom since March 1997 and Vice Chairman of the Board of Directors of ITC/\DeltaCom since April 1998. He served as President and Chief Executive Officer of the managing partner of each of Interstate FiberNet and Gulf States FiberNet from November 1994 until March 1997. Mr. Walker has served as a director of KNOLOGY since July 1996, and he served as Chief Executive Officer and President of KNOLOGY from July 1996 to February 1997. Mr. Walker worked for MCI Communications Corporation ("MCI"), a telecommunications company, from 1990 to 1994 as Vice President, Carrier Services. From 1986 to 1990, Mr. Walker served as a Division President for Telecom*USA, Inc. ("Telecom*USA"). Prior to 1986, Mr. Walker held different positions with the Christian Broadcasting Network, M/A-Com and Comsat Laboratories.

   Foster O. McDonald. Mr. McDonald has been President of ITC/\DeltaCom since March 1997. He served as President of DeltaCom from January 1991 until March 1997. From February 1996 until March 1997, Mr. McDonald also served as Chief Executive Officer of DeltaCom. From May 1984 through December 1990, Mr. McDonald served as Vice President and General Manager of DeltaCom. He also serves as a director of Brindlee Mountain Telephone Company.

   Douglas A. Shumate. Mr. Shumate has been Senior Vice President and Chief Financial Officer of /\ITC/\DeltaCom since March 1997. He served as Chief Financial Officer of the Managing Partners of each of Interstate FiberNet and Gulf States FiberNet from January 1995 until March 1997. From May 1991 to January 1995, he served as Vice President-Finance and Chief Financial Officer of Interstate Telephone Company

("Interstate Telephone"), a local telephone service provider and wholly owned subsidiary of ITC Holding. From December 1986 through April 1991, Mr. Shumate was employed as a C.P.A. at Arthur Andersen LLP.

   J. Thomas Mullis. Mr. Mullis has been Senior Vice President, General Counsel and Secretary of ITC/\DeltaCom since March 1997. Mr. Mullis served as General Counsel and Secretary of DeltaCom from May 1985 to March 1997 and as Executive Vice President of DeltaCom from January 1994 to November 1996. From November 1996 to March 1997, he also served as Senior Vice President of DeltaCom. From January 1990 to December 1993, Mr. Mullis served as President, General Counsel and Secretary of both Southern Interexchange Services, Inc. (a switched services carrier) and Southern Interexchange Facilities, Inc. (a private line carriers' carrier).

   Roger F. Woodward. Mr. Woodward has been Senior Vice President-Sales, Marketing and Customer Support of ITC/\DeltaCom since March 1997. Mr. Woodward served as Senior Vice President-Sales of DeltaCom from October 1996 until March 1997. From March 1990 until July 1996, Mr. Woodward served in a variety of positions, including Regional Sales Director and Vice President-Sales, with Allnet Communications, Inc., which was acquired by Frontier in August 1995.

   Steven D. Moses. Mr. Moses has been Senior Vice President-Network Services of ITC/\DeltaCom since March 1997. He served as Vice President of Interstate FiberNet from January 1992 until April 1995 and Chief Operating Officer of Interstate FiberNet from April 1995 until March 1997. From May 1991 to January 1992, Mr. Moses served as Director-Special Projects of Interstate Telephone and Valley Telephone Company (a local telephone service provider and a wholly owned subsidiary of ITC Holding).

   Sara L. Plunkett. Ms. Plunkett has been Vice President-Finance and Treasurer for ITC/\DeltaCom since March 1997. She served as Vice President-Finance of DeltaCom from October 1996 until March 1997. From May 1989 through October 1996, she served as Chief Financial Officer of DeltaCom.

   Donald W. Burton. Mr. Burton has been a director of ITC/\DeltaCom since March 1997. He has served as the Managing General Partner of South Atlantic Venture Funds since 1983 and as the General Partner of The Burton Partnership, Limited Partnership since 1979. Since 1981, he has served as President of South
Atlantic Capital Corporation. Mr. Burton serves as director of ITC Holding, Powertel, K&G, MTL, Inc. (a bulk transportation service company), the Heritage Group of Mutual Funds and several private companies.

   Malcolm C. Davenport, V. Mr. Davenport has been a director of ITC/\DeltaCom since March 1997. He has operated his own C.P.A. and law practices since 1979 and 1983, respectively. Mr. Davenport has also served as a director of ITC Holding since 1989 and serves as a director of several of its former subsidiaries, including Spintek Gaming Technologies, Inc. (a gaming technology provider) and American Artists Film Corporation (a motion picture production company).

   Robert A. Dolson. Mr. Dolson has been a director of ITC/\DeltaCom since March 1997. He has served as President and Chairman of Continental Water Company (a holding company for regulated water utilities) since 1982 and 1989, respectively. He has served as President and Chairman of National Enterprises, Inc. (the parent company of Continental Water Company) since 1984 and 1989, respectively. He has served as a director of ITC Holding since December 1993.
He also serves as a director of several private companies.

   O. Gene Gabbard. Mr. Gabbard has been a director of ITC/\DeltaCom since March 1997. He has worked independently as an entrepreneur and consultant since February 1993. Mr. Gabbard currently serves as a director of ITC Holding and several of its subsidiaries, as well MindSpring and Powertel, and as a director and Chairman of ClearSource, Inc., a provider of broadband telecommunications services. From August 1990 through January 1993, he served as Executive Vice President and Chief Financial Officer of MCI. Mr. Gabbard has served as a Managing Director of South Atlantic Private Equity Fund IV, Limited Partnership since 1997.

   William T. Parr. Mr. Parr has been a director of ITC/\DeltaCom since March 1997. Mr. Parr has served as Vice Chairman of J. Smith Lanier & Co. (an insurance placement company) since 1980. He has served as a director of ITC Holding since 1989. He also serves as a director of AvData, J. Smith Lanier & Co. and Industrial Distribution Group, Inc. (a supplier of maintenance, repair, operating and production products). Mr. Parr previously served as a director of SouthernNet and several subsidiaries of ITC Holding.

   William H. Scott, III. Mr. Scott has been a director of ITC/\DeltaCom since March 1997. Mr. Scott has served as President of ITC Holding (or its predecessors) since December 1991 and has been a director of ITC Holding (or its predecessors) since May 1989. He is also an officer and director of several ITC Holding subsidiaries. Mr. Scott is a director of MindSpring, KNOLOGY, Powertel, Innotrac and AvData.

   William B. Timmerman. Mr. Timmerman has been a director of ITC/\DeltaCom since March 1997. Since 1978 he has served in a variety of management positions at SCANA (a diversified utility company), including Chief Executive Officer, President, Senior Vice President, Executive Vice President and Chief Financial Officer. Mr. Timmerman is also director of SCANA Corporation, Powertel and Liberty Corporation (a life insurance company) and has served as a director of ITC Holding since 1996.

                    DESCRIPTION OF SIGNIFICANT INDEBTEDNESS

Secured Credit Facility

   ITC/\DeltaCom's wholly owned subsidiary, Interstate FiberNet, Inc. (the "Borrower"), has a credit agreement with NationsBank and certain other lenders, which provides for a $50.0 million revolving credit facility to be used for working capital and other purposes, including capital expenditures and permitted acquisitions. To date, no amounts have been borrowed under the credit facility. Because of the accelerated implementation of our business plan, we are currently not in compliance with the Total Leverage Ratio in the credit agreement (that is, the ratio of Total Debt to Annualized Operating Cash Flow). Upon completion of this offering and our concurrent convertible notes offering, we will be in compliance with this ratio. Depending on the rate of our expenditures and the growth of our business, we may not be in compliance with the ratio in the future. If we are in compliance with the ratio and satisfy other conditions, we may borrow under the credit facility.

   Set forth below is a summary of the material provisions of the credit facility. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Credit Agreement. Capitalized terms used in this description of the credit facility but not defined herein shall have the meanings ascribed to them in the credit agreement.

   Amounts drawn under the credit facility will bear interest, at the Borrower's option, at either the Base Rate or the LIBOR Rate, plus an Applicable Margin. The Applicable Margin will be an annual rate which will fluctuate based on the Borrower's Total Leverage Ratio and which will be between 0% and 1.125% for Base Rate borrowings and between 1.0% and 2.125% for LIBOR Rate borrowings.

   The credit agreement requires the Borrower to repay indebtedness outstanding under the Credit Facility with the net cash proceeds from certain sales of assets by ITC/\DeltaCom, the Borrower or the Borrower's subsidiaries other than in the ordinary course of business and from certain public or private issuances of equity securities or debt securities by ITC/\DeltaCom, the Borrower or the Borrower's subsidiaries. In addition, following such a sale or issuance, the amount of credit available to the Borrower under the credit agreement would be permanently reduced in the amount and manner required by the credit agreement.

   The Borrower's obligations under the credit facility are guaranteed by ITC/\DeltaCom and the Borrower's subsidiaries and are secured by a first priority lien on all current and future assets and properties of the Borrower and its subsidiaries, except for certain contract rights and interests in real estate, and by a first priority pledge of the stock of the Borrower and its subsidiaries.

   The credit agreement contains negative covenants limiting the ability of the Borrower, the Borrower's current and future subsidiaries and ITC/\DeltaCom to incur debt, create liens, pay dividends, make distributions or stock repurchases, make investments or capital expenditures, change their name, issue capital stock, engage in transactions with affiliates, sell assets, engage in mergers and acquisitions and assume or make guaranties. In addition, the credit agreement contains affirmative covenants, including covenants requiring engagement primarily in the business of telecommunications and activities related thereto, compliance with applicable laws, maintenance of corporate existence, licenses, properties and insurance, payment of taxes and performance of other material obligations and the delivery of financial and other information. The credit agreement also requires ITC/\DeltaCom, the Borrower and the Borrower's subsidiaries to comply with certain financial tests and to maintain certain financial ratios on a consolidated basis.

   The credit agreement restricts the Borrower from declaring and paying dividends or other distributions to ITC/\DeltaCom. However, the Borrower is permitted to pay dividends to ITC/\DeltaCom to enable ITC/\DeltaCom to pay scheduled cash interest due and payable on:

   .the 11% Senior Notes, beginning after the sixth scheduled interest payment;

   .the 8 7/8% Senior Notes;

   . the 9 3/4% Senior Notes; and

   . the convertible notes being offered concurrently with this offering;

unless at the time of such dividend an event of default (other than an event of default resulting solely from the breach of a representation or warranty) under the credit agreement exists or would be caused by such dividend; provided that, with respect to any event of default (other than a payment default, a bankruptcy event with respect to ITC/\DeltaCom, the Borrower or (with respect to the 8 7/8% Senior Notes, the 9 3/4% Senior Notes and the convertible notes being offered concurrently with this offering) any Significant Subsidiary of ITC/\DeltaCom, or an event in which any portion of the assets of the Borrower and its subsidiaries that has generated more than 5% of the operating cash flow for the most recently completed twelve-month period shall not be operating for a period in excess of 30 days), the Borrower will not be prohibited for more than 180 consecutive days from paying dividends to ITC/\DeltaCom to enable ITC/\DeltaCom to pay scheduled cash interest due and payable on the Senior Notes and the convertible notes being offered concurrently with this offering.

Senior Notes

   On June 3, 1997, ITC/\DeltaCom sold $200.0 million principal amount of its 11% Senior Notes. Interest on the 11% Senior Notes is payable semiannually in cash, on each June 1 and December 1. The 11% Senior Notes will mature on June 1, 2007. The 11% Senior Notes are redeemable at our option, in whole or in part, at any time on or after June 1, 2002, initially at 105.5% of their principal amount, declining ratably to 100% of their principal amount, plus accrued interest, on or after June 1, 2004.

   On March 3, 1998, ITC/\DeltaCom sold $160.0 million principal amount of its 8 7/8% Senior Notes. Interest on the 8 7/8% Senior Notes is payable semiannually in cash, on each March 1 and September 1. The 8 7/8% Senior Notes will mature on March 1, 2008. The 8 7/8% Senior Notes are redeemable at ITC/\DeltaCom's option, in whole or in part, at any time on or after March 1, 2003, initially at 104.4375% of their principal amount, declining ratably to 100% of their principal amount, plus accrued interest, on or after March 1, 2006.

   On November 5, 1998, ITC/\DeltaCom sold $125.0 million principal amount of its 9 3/4% Senior Notes. Interest on the 9 3/4% Senior Notes is payable semiannually in cash, on each May 15 and November 15. The 9 3/4% Senior Notes will mature on November 15, 2008. The 9 3/4% Notes are redeemable at ITC/\DeltaCom's option, in whole or in part, at any time on or after November 15, 2003, initially at 104.875% of their principal amount, declining ratably to 100% of their principal amount, plus accrued interest, on or after November 15, 2006.

   The 11% Senior Notes, 8 7/8% Senior Notes and 9 3/4% Senior Notes are each unsubordinated indebtedness of ITC/\DeltaCom, ranking pari passu in right of payment with all of our existing and future unsubordinated indebtedness and senior to our subordinated indebtedness, including the notes.

   The indentures pursuant to which the 11% Senior Notes, 8 7/8% Senior Notes and 9 3/4% Senior Notes were issued each contains certain covenants that affect, and in certain cases significantly limit or prohibit, among other things, our ability to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, make investments, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations. If ITC/\DeltaCom fails to comply with these covenants, ITC/\DeltaCom's obligation to repay the 11% Senior Notes, 8 7/8% Senior Notes and 9 3/4% Senior Notes may be accelerated. However, these limitations are subject to a number of important qualifications and exceptions. In particular, while each of the Senior Note indentures restricts our ability to incur additional indebtedness by requiring compliance with specified leverage ratios, it permits us and our subsidiaries to incur an unlimited amount of additional indebtedness to finance the acquisition of equipment, inventory and network assets and up to $150.0 million of additional indebtedness ($100 million under the 11% Senior Note indenture).

   Upon a "Change of Control" of ITC/\DeltaCom (as defined in the Senior Note indentures), ITC/\DeltaCom will be required to make an offer to purchase each of the 11% Senior Notes, 8 7/8% Senior Notes and 9 3/4% Senior Notes at a purchase price equal to 101% of their principal amount, plus accrued interest.

               U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

   The following is a general discussion of selected United States federal income and estate tax consequences of the purchase, ownership and disposition of ITC/\DeltaCom common stock by a person that is a non-U.S. holder. For purposes of this discussion, a "non-U.S. holder" is any beneficial owner of common stock other than a person that is for United States federal income tax purposes:

  .  a citizen or resident of the United States;

  . a corporation, partnership or other entity treated as a corporation or partnership for federal tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, other than a partnership that is not treated as a United States person under any applicable Treasury regulations;

  . an estate whose income is subject to United States federal income tax regardless of its source; or

  . a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. In addition, some trusts treated as United States persons for federal income tax purposes on August 20, 1996 may elect to continue to be so treated to the extent permitted in applicable Treasury regulations and will not be non-U.S. holders if they make such an election.

This discussion does not address all aspects of United States federal income and estate taxes that may be relevant to such holders of common stock in light of their personal circumstances and does not deal with foreign, state and local consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, as amended, existing and proposed regulations issued under the Internal Revenue Code and administrative and judicial interpretations of the Internal Revenue Code and those regulations, as of the date hereof, all of which are subject to change, possibly with retroactive effect. Each prospective purchaser of ITC/\DeltaCom common stock in the offerings should consult a tax advisor with respect to current and possible future tax consequences of acquiring, holding and disposing of common stock as well as any tax consequences that may arise under the laws of any U.S. state, municipality or other taxing jurisdiction.

Distributions

   ITC/\DeltaCom does not currently pay cash dividends on its common stock. For a description of ITC/\DeltaCom's dividend policy, see "Price Range of Common Stock and Dividend Policy." However, if distributions are paid on the shares of common stock, those distributions generally will constitute dividends for United States federal income tax purposes to the extent paid from current or accumulated earnings and profits, as determined under United States federal income tax principles, and then will constitute a return of capital that is applied against your basis in the common stock to the extent the distributions exceed such earnings and profits. Dividends paid to a non-U.S. holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and that are attributable to a permanent establishment maintained in the United States, if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. holder to United States income tax on a net income basis) are not subject to the withholding tax, provided that the non-U.S. holder furnishes to us or our paying agent a duly completed Form 4224 or Form W-8ECI or substitute form certifying the exemptions but instead are subject to United States federal income tax on a net income basis at regular graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under some circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

   Under current law, dividends paid to an address in a foreign country are presumed to be paid to a resident of such country, unless the payer has knowledge to the contrary, for purposes of the withholding tax discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. However, under United States Treasury regulations effective for payments made after December 31, 2000, this presumption is eliminated and a non-U.S. holder of common stock who wishes to claim the benefit of an applicable treaty rate, and avoid back-up withholding as discussed below, would be required to satisfy applicable certification and other requirements. For dividends paid after December 31, 2000, a non-U.S. holder generally will be subject to United States back-up withholding tax at a 31% rate under the back-up withholding rules, rather than at a 30% rate or at a reduced rate under an income tax treaty, unless the non-U.S. holder complies with certain Internal Revenue Service certification procedures or, in the case of payments made outside the United States with respect to an offshore account, certain Internal Revenue Service documentary evidence procedures. Special rules also apply to dividend payments made after December 31, 2000 to foreign intermediaries, United States or foreign wholly-owned entities that are disregarded for United States federal income tax purposes, and entities that are treated as fiscally transparent in the United States, the applicable tax treaty jurisdiction, or both. You should consult with your own tax advisor concerning the effect, if any, of the rules affecting post December 31, 2000 dividends or your possible investment in common stock.

   A non-U.S. holder of common stock eligible for a reduced rate of United States withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund along with the required information with the IRS.

Gain on Disposition of Common Stock

   A non-U.S. holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of ITC^DeltaCom common stock unless:

  1. the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and the gain is attributable to a permanent establishment maintained in the United States by the non-U.S. holder if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. holder to United States income tax on a net income basis);

  2. in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or

  3. ITC^DeltaCom is or has been a "U.S. real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or the period the non-U.S. holder held the common stock.

   ITC^DeltaCom has not determined whether it is or has been within the prescribed period a "U.S. real property holding corporation" for federal income tax purposes. If ITC^DeltaCom is, has been or becomes a U.S. real property holding corporation, so long as the common stock continues to be regularly traded on an established securities market within the meaning of section 897(c)(3) of the Internal Revenue Code, only a non-U.S. holder who holds or held, at any time during the shorter of the five-year period preceding the date of disposition or the holder's holding period, more than 5% of the common stock will be subject to U.S. federal income tax on the disposition of the common stock.

   An individual non-U.S. holder described in clause 1 above will be taxed on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in clause 2 above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States capital losses, notwithstanding the fact that the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under clause 1 above, it will be taxed on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Internal Revenue Code for the taxable year, as adjusted for specified items, unless it qualifies for a lower rate under an applicable income tax treaty.

Federal Estate Tax

   Common stock owned or treated as owned by an individual who is not a citizen or resident, as defined for either United States federal income or estate tax purposes, of the United States at the time of death will be includable in the individual's gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise, and therefore may be subject to United States federal estate tax.

Information Reporting and Backup Withholding Tax

   Under United States Treasury regulations, ITC/\DeltaCom must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding also may be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

   Under current law, United States federal backup withholding, which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain required information under the United States information reporting requirements, generally will not apply to:

  . dividends paid to non-U.S. holders that are subject to withholding at the 30% rate, or lower treaty rate, discussed above; or

  . dividends paid to a non-U.S. holder at an address outside the United States, unless the payer has knowledge that the payee is a U.S. person.

Under the final United States Treasury regulations, however, a non-U.S. holder generally will be subject to back-up withholding at a 31% rate unless it meets applicable certification requirements.

   Payment of the proceeds of a sale of common stock by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. holder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, the broker is, for United States federal income tax purposes, a U.S. person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for specified periods from the conduct of a trade or business in the United States and (for payments made after December 31, 2000) a foreign partnership with certain United States connections, such payments will be subject to information reporting, but not backup withholding, unless:

  . the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and other conditions are met; or

  .  the beneficial owner otherwise establishes an exemption.

   Any amounts withheld under the backup withholding rules do not constitute a separate United States federal income tax and will be allowed as a refund or a credit against the holder's United States federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.

                                  UNDERWRITERS

   Under the terms and subject to the conditions contained in an underwriting agreement dated the date hereof, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and J.C. Bradford & Co., L.L.C., Credit Suisse First Boston Corporation, First Union Capital Markets Corp. and NationsBanc Montgomery Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the respective number of shares of common stock set forth opposite the names of such underwriters below:

                                                                        Number
Name                                                                   of Shares
----                                                                   ---------
  Morgan Stanley & Co. Incorporated...................................   840,000
  J.C. Bradford & Co., L.L.C. ........................................   840,000
  Credit Suisse First Boston Corporation..............................   840,000
  First Union Capital Markets Corp....................................   840,000
  NationsBanc Montgomery Securities LLC...............................   840,000
  CIBC World Markets Corp.............................................   150,000
  Edward D. Jones & Co., L.P..........................................   150,000
  Kaufman Bros., L.P..................................................   150,000
  The Robinson-Humphrey Company, LLC..................................   150,000
  SG Cowen Securities Corporation.....................................   150,000
  Sterne, Agee & Leach, Inc...........................................   150,000
  Suntrust Equitable Securities Corporation...........................   150,000
                                                                       ---------
    Total............................................................. 5,250,000
                                                                       =========

   The underwriters are offering the shares of common stock subject to their acceptance of the shares from ITC/\DeltaCom and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered hereby, other than those covered by the underwriters' over-allotment option described below, if any such shares are taken.

   The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $.56 a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $.10 a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the underwriters.

   We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 787,500 additional shares of common stock at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered hereby. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number set forth next to such underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $126,787,500, the total underwriters' discounts and commissions would be $5,705,438 and total proceeds to ITC/\DeltaCom would be $121,082,062.

   The common stock is quoted on the Nasdaq National Market under the symbol "ITCD."

   Each of ITC/\DeltaCom and its directors and executive officers and certain other stockholders has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 90 days after the date of this prospectus supplement:

 . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or

 . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

   The restrictions described in the previous paragraph do not apply to:

 .  the sale of shares of common stock to the underwriters;

 . the convertible subordinated notes being offered concurrently with this offering;

 .  the common stock issuable upon conversion of the notes;

 . the issuance by ITC/\DeltaCom of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus supplement of which the underwriters have been advised in writing;

 . transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering;

 .  transfers of shares of common stock to ITC/\DeltaCom;

 . a pledge, grant of security interest or other encumbrance effected in a bona fide transaction with an unrelated and unaffiliated pledgee, under a written pledge agreement that provides that the pledgee shall hold the shares of the common stock subject to the same terms described in this paragraph and, as a condition precedent to such pledge, security interest or other encumbrance, shall be required to execute and deliver a "lock-up" agreement containing terms described in this section;

 . any transfer to a trust for the benefit of such transferor or such transferor's spouse or lineal descendants or any transfer by gift, will or intestate succession to such transferor's spouse or lineal descendants, provided, in each case, that as a condition precedent to such transfer, the transferee, or the trustee or legal guardian on behalf of such transferee, executes and delivers a "lock-up" agreement containing terms described in this section;

 . the issuance of additional options to purchase shares of common stock pursuant to the ITC/\DeltaCom Stock Option Plan or the ITC/\DeltaCom Director Stock Option Plan; or

 . the issuance by ITC/\DeltaCom of shares of common stock pursuant to our merger agreement with AvData.

   To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

   We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. The underwriters have agreed to reimburse ITC/\DeltaCom for certain expenses in connection with this offering.

                                 LEGAL MATTERS

   The validity of the common stock will be passed upon for ITC/\DeltaCom by Hogan & Hartson L.L.P., Washington, D.C., special counsel for ITC/\DeltaCom. Hogan & Hartson L.L.P. also provides legal services to affiliated companies of ITC/\DeltaCom and Campbell B. Lanier, III. Anthony S. Harrington, a partner of the firm, beneficially owns approximately 118,000 shares of common stock of ITC/\DeltaCom. Certain legal matters are being passed upon for the underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

   The consolidated balance sheets of ITC/\DeltaCom, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998 and the related schedule incorporated by reference in this prospectus supplement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

PROSPECTUS

                                  $300,000,000

                      [ITC/\DELTACOM LOGO APPEARS HERE]

               Common Stock, Preferred Stock, Depositary Shares,
      Warrants, Subscription Rights, Stock Purchase Contracts to Purchase
            Common Stock or Preferred Stock and Stock Purchase Units


By this prospectus, we may offer, from time to time, in one or more series or classes the following securities:

 .  shares of our common stock,             .  warrants exercisable for our
                                              common stock, preferred stock or
                                              depositary shares,

 .  shares of our preferred stock,


 .  shares of our preferred stock           .  subscription rights evidencing
   represented by depositary                  the right to purchase any of the
   shares,                                    above securities, and

                                           .  stock purchase contracts to
                                              purchase common stock or
                                              preferred stock and stock
                                              purchase units.

The aggregate initial offering price of these "offered securities" that we may issue will not exceed $300,000,000.

  We may offer the offered securities in amounts, at prices and on terms determined at the time of the offering. We will provide you with specific terms of the applicable offered securities in supplements to this prospectus.

  Our common stock is listed for trading on The Nasdaq Stock Market's National Market under the symbol "ITCD." On April 9, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $24.9375.

  You should read this prospectus and any supplement carefully before you decide to invest. This prospectus may not be used to consummate sales of the offered securities unless it is accompanied by a prospectus supplement describing the method and terms of the offering of those offered securities.

  Investing in the offered securities involves risks. See "Risk Factors" in the prospectus supplement to this prospectus.

                               ----------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these offered securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

                               ----------------

                 The date of this prospectus is April 13, 1999.

                               TABLE OF CONTENTS

Prospectus                                                                Page
----------                                                                ----
Cautionary Note Regarding Forward-Looking Statements.....................   1
About This Prospectus....................................................   2
Where You Can Find More Information......................................   2
About ITC/\DeltaCom......................................................   4
Use of Proceeds..........................................................   5
ERISA Matters............................................................   5
Ratio of Earnings to Combined Fixed Charges and Preferred Stock
 Dividends...............................................................   6
Description of Common Stock..............................................   7
Description of Preferred Stock...........................................   9
Description of Depositary Shares.........................................  13
Description of Warrants..................................................  17
Description of Stock Purchase Contracts to Purchase Common Stock
 or Preferred Stock and Stock Purchase Units.............................  18
Description of Subscription Rights.......................................  19
Plan of Distribution.....................................................  20
Legal Matters............................................................  22
Experts..................................................................  22

                           -------------------------

   If it is against the law in any state to make an offer to sell the securities, or to solicit an offer from someone to buy the securities, then this prospectus does not apply to any person in that state, and no offer or solicitation is made by this prospectus to any such person.

   You should rely only on the information contained or incorporated by reference in this prospectus or any supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus or any supplement is accurate only as of any date on the front cover of these documents.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus and the information incorporated by reference in it, as well as any prospectus supplement that accompanies it, include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding our expected financial position and operating results, our business strategy and our financing plans are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as "may," "will," "anticipate," "estimate," "expect," or "intend." We cannot promise you that our expectations in such forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important factors that could cause our actual results to be materially different from our expectations include those discussed in the applicable prospectus supplement under the caption "Risk Factors." We do not intend to update or revise publicly any forward-looking statements, whether as a result of new information, further events or otherwise.

   As used in this prospectus, "ITC/\DeltaCom," "we," "us" and "our" mean ITC/\DeltaCom, Inc., a Delaware corporation, and its subsidiaries.

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process under the Securities Act of 1933. Under the shelf process, we may, from time to time, sell any combination of the offered securities described in this prospectus in one or more offerings up to a total dollar amount of $300,000,000.

   This prospectus and the accompanying prospectus supplement do not contain all of the information included in the registration statement. We have omitted parts of the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If SEC rules and regulations require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for a complete description of these matters. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

   This prospectus provides you with a general description of the offered securities. Each time we sell offered securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change any information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described below under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC, including the registration statement, at the following SEC public reference rooms:

 450 Fifth Street, N.W.      7 World Trade Center      500 West Madison Street
        Room 1024                 Suite 1300                 Suite 1400
 Washington, D.C. 20549    New York, New York 10048    Chicago, Illinois 60661

   Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

   Our common stock is quoted on the Nasdaq National Market under the symbol "ITCD," and our SEC filings can also be read at the following Nasdaq address:

                               Nasdaq Operations
                              1735 K Street, N.W.
                             Washington, D.C. 20006

Our SEC filings are also available to the public on the SEC's Internet Website at http://www.sec.gov.

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, including any filings after the date of initial filing and prior to the effectiveness of the registration statement of which this prospectus is a part, until we have sold all of the offered securities to which this prospectus relates or the offering is otherwise terminated.

  . Our Annual Report on Form 10-K for our fiscal year ended December 31, 1998, filed with the SEC on March 25, 1999.

  . Description of our common stock included in a registration statement on Form 8-A, filed with the SEC on October 22, 1997, including any amendments or reports filed for the purpose of updating that description.

   You may request a copy of these filings, at no cost, by writing to us at the following address or telephoning us at (706) 385-8000 between the hours of 9:00 a.m. and 4:00 p.m., West Point, Georgia local time:

                               ITC/\DeltaCom, Inc.
                         Attention: Investor Relations
                            1791 O.G. Skinner Drive
                           West Point, Georgia 31833

                              ABOUT ITC/\DELTACOM

   We provide integrated voice and data telecommunications services on a retail basis to mid-sized and major regional businesses in the southern United States. We are also a leading regional provider of wholesale long-haul services to other telecommunications companies. In connection with these businesses, we own, operate and manage an extensive fiber optic network in the southern United States.

Our Retail Services Segment

   We provide integrated retail telecommunications services to mid-sized and major regional businesses in a bundled package tailored to the business customer's specific needs. These Retail Services include:

  .  local exchange telephone services;

  .  long distance services;

  .  calling, calling card and operator services;

  . Asynchronous Transfer Mode, or ATM, frame relay, high capacity broadband private line services;

  .  Internet, Intranet and Web page hosting and development services; and

  .  customer premise equipment sales, installation and repair.

   In connection with offering local exchange services, we have entered into interconnection agreements with the following incumbent local exchange carriers:

  .  BellSouth Telecommunications, Inc., for all of its markets;

  .  GTE Corporation, for its Alabama market; and

  .  Sprint Corporation, for its Florida markets.

   The interconnection agreements allow us to resell the local exchange services of the incumbent carrier and to interconnect our network with their networks. This allows us to offer local exchange services to our current customer base and to enter new markets with minimal capital expenditures. We intend to complete interconnection agreements with GTE, SBC and Sprint for certain other markets that we serve or intend to serve.

Our Carriers' Carrier Services Segment

   We also provide wholesale long-haul services, which we call our "Carriers' Carrier Services," to other telecommunications carriers. This means we sell capacity on our network to, and switch and transport telecommunications traffic for, such carriers. Our Carriers' Carrier customers include AT&T Corp., MCI WorldCom, Inc., Sprint Corporation, Cable & Wireless Communications, Inc., and Allnet Communications Services, Inc. d/b/a Frontier Communications Services.

Our Principal Executive Offices, Telephone Number And Internet Address

   Our headquarters are located at 1791 O.G. Skinner Drive, West Point, Georgia 31833, our telephone number at this address is (706) 645-8000 and our Internet Web site is located at http://www.itcdeltacom.com. Information contained on our Web site is not, and should not be deemed to be, a part of this prospectus.

                                USE OF PROCEEDS

   Unless otherwise indicated in the applicable prospectus supplement, we anticipate that any net proceeds from the sale of offered securities will be used:

  . to fund an accelerated market expansion of our telecommunications business, including expansion of our fiber optic network, expansion of our Internet service provider local telecommunications services and the opening of new sales offices; and

  .  for additional working capital and other general corporate purposes.

   The precise allocation of funds among these uses will depend on future technological, regulatory and other developments in or affecting our business, the competitive climate in which we operate and the emergence of future opportunities.

   As part of our business strategy, we intend to continue to evaluate potential acquisitions, joint ventures and strategic alliances in areas such as wireline and wireless services, network construction and infrastructure and Internet access. We have no definitive agreement with respect to any acquisition, although from time to time we have discussions with other companies and assess opportunities on an on-going basis. A portion of the net proceeds from the sale of offered securities may be used to fund any such acquisitions, joint ventures or strategic alliances.

   When we offer a particular series of offered securities, the prospectus supplement relating to that offering will set forth the intended use of the net proceeds received from that offering. Pending the specific application of the net proceeds, we expect to invest the proceeds from the sale of offered securities in short-term, interest-bearing instruments or other investment-grade debt securities or to reduce any indebtedness outstanding under our secured revolving bank credit facility.

                                 ERISA MATTERS

   ITC/\DeltaCom and its subsidiaries may each be considered a "party in interest," within the meaning of the Employee Retirement Income Security Act, or a "disqualified person," within the meaning of Section 4975 of the Internal Revenue Code, with respect to many employee benefit plans that are subject to ERISA. The purchase of offered securities by an ERISA plan, including an individual retirement plan, that is subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Internal Revenue Code and with respect to which ITC/\DeltaCom or any of its affiliates is a service provider, or otherwise is a party in interest or a disqualified person, may constitute or result in a prohibited transaction under ERISA or the Internal Revenue Code, unless such offered securities are acquired pursuant to and in accordance with an applicable federal statutory exemption, or administrative exemption issued on a class-wide basis by the United States Department of Labor. Any pension or other employee benefit plan proposing to acquire any offered securities should consult with its counsel.

                         RATIO OF EARNINGS TO COMBINED
                  FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

   The following table sets forth ITC/\DeltaCom's ratio of earnings to combined fixed charges and preferred stock dividends on a historical basis for the periods indicated. ITC/\DeltaCom has 1,480,771 shares of Series A Preferred Stock issued and outstanding. No dividends have been declared or have accrued on this preferred stock. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

   The ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing income from continuing operations before income taxes and fixed charges and preferred stock dividends by total fixed charges and preferred stock dividends. Fixed charges represent interest expense (including capitalized interest), the amortization of debt issuance costs, and the portion of rental expense that represents interest.

                                                          Fiscal Year
                                                 ------------------------------
                                                  1998   1997  1996  1995 1994
                                                 ------ ------ ----- ---- -----
                                                  (in thousands, except ratio
                                                             data)
Ratio of earnings to combined fixed charges and
 preferred stock
 dividends.....................................     --     --    --  --    2.65
Deficiency of earnings to combined fixed
 charges and preferred stock dividends.........  32,360 13,663 5,143 807   N/A

--------

                          DESCRIPTION OF COMMON STOCK

   The following description sets forth the general terms of the common stock which ITC/\DeltaCom may issue. The description set forth below and in any prospectus supplement does not purport to be complete and is subject to and qualified in its entirety by reference to ITC/\DeltaCom's certificate of incorporation and bylaws, each of which will be made available upon request.

General

   Our certificate of incorporation provides that we have authority to issue 90,000,000 shares of our common stock, par value $.01 per share. At March 15, 1999, there were 51,553,197 shares of our common stock issued and outstanding.

   Voting Rights. Each holder of shares of our common stock is entitled to attend all special and annual meetings of our stockholders. In addition, each holder is entitled, together with the holders of all other classes of stock entitled to attend the special and annual meetings of our stockholders, to cast one vote for each outstanding share of common stock held upon any matter or thing, including, without limitation, the election of one or more directors, properly considered and acted upon by the stockholders.

   Liquidation Rights. The holders of our common stock and the holders of any class or series of stock entitled to participate with the holders of our common stock as to the distribution of assets in the event of any dissolution, liquidation, or winding up of ITC/\DeltaCom, whether voluntary or involuntary, will become entitled to participate in the distribution of any assets of ITC/\DeltaCom remaining after ITC/\DeltaCom has paid, or provided for the payment of, all of its debts and liabilities and after ITC/\DeltaCom has paid, or set aside for payment, to the holders of any class of stock having preference over the common stock in the event of dissolution, liquidation or winding up, the full preferential amounts, if any, to which they are entitled.

   Dividends. Dividends may be paid on the common stock and on any class or series of stock entitled to participate with the common stock as to dividends on an equal per-share basis, but only when and as declared by our Board of Directors. ITC/\DeltaCom has never paid cash dividends, and the terms of the indentures pursuant to which our senior notes have been issued restrict the payment of dividends in the future.

   No holder of our common stock has any preemptive right to subscribe for any of our securities, nor does any holder of our common stock have conversion rights. The rights, privileges, preferences and priorities of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of our Series A Preferred Stock and shares of any series of preferred stock which we may designate and issue in the future. See "Description of Preferred Stock."

Some Important Charter and Statutory Provisions

   Our certificate of incorporation provides for the division of our Board of Directors into three classes of directors, each serving staggered, three-year terms. The certificate further provides that any alteration, amendment or repeal of certain sections of the certificate relating to the election and classification of the Board of Directors, indemnification and the vote requirements for such amendments to the certificate requires the approval of the holders of at least two-thirds of the shares entitled to vote thereon. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of ITC/\DeltaCom.

   ITC/\DeltaCom is subject to the provisions of Section 203 of the Delaware Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  . prior to that date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction that resulted in that person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by certain directors or certain employee stock plans; or

  . on or after the date the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote, and not by the written consent, of at least two-thirds of the outstanding voting stock, excluding the stock owned by the interested stockholder.

A "business combination" includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, other than the corporation and any direct or indirect majority-owned subsidiary of the corporation, together with affiliates and associates, owns or, as an affiliate or associate, within three years prior, did own, 15% or more of the corporation's outstanding voting stock.

   The certificate of incorporation empowers our Board of Directors to redeem any of ITC/\DeltaCom's outstanding capital stock, at a price determined by the Board, which price shall be at least equal to the lesser of:

  . the fair market value as determined in accordance with the certificate of incorporation; or

  . in the case of a "Disqualified Holder," the lesser of fair market value or such holder's purchase price (if the stock was purchased within one year of such redemption) to the extent necessary to prevent the loss or secure the reinstatement of any license, operating authority or franchise from any governmental agency.

A "Disqualified Holder" is any holder of shares of stock of ITC/\DeltaCom whose holding of that stock may result in the loss of, or the failure to secure the reinstatement of, any license or franchise from any governmental agency held by ITC/\DeltaCom or any of its subsidiaries to conduct any portion of the business of ITC/\DeltaCom or any of its subsidiaries. Under the Telecommunications Act of 1996, non-U.S. citizens or their representatives, foreign governments or their representatives, or corporations organized under the laws of a foreign country may not own, in the aggregate, more than 20% of a common carrier licensee or more than 25% of the parent of a common carrier licensee if the FCC determines that the public interest would be served by prohibiting such ownership. Additionally, the FCC's rules may under certain conditions limit the size of investments by foreign telecommunications carriers in U.S. international carriers.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company.

                        DESCRIPTION OF PREFERRED STOCK

   The following description sets forth the general terms of the preferred stock which ITC/\DeltaCom may issue. The description set forth below and in any prospectus supplement does not purport to be complete and is subject to and qualified in its entirety by reference to our certificate of incorporation, the applicable certificate of designation to our certificate determining the terms of the related series of preferred stock and our bylaws, each of which will be made available upon request.

General

   Our certificate of incorporation authorizes our Board of Directors from time to time and without further stockholder action to provide for the issuance of up to 5,000,000 shares of preferred stock in one or more series, and to fix the relative rights and preferences of the shares, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this prospectus, our Board of Directors has not provided for the issuance of any series of preferred stock, other than the Series A Preferred Stock, and there are no agreements or understandings for the issuance of any other series of preferred stock. See "--Series A Preferred Stock." At March 15, 1999, there were 1,480,771 shares of our Series A Preferred Stock issued and outstanding.

   Because of its broad discretion with respect to the creation and issuance of preferred stock without stockholder approval, our Board of Directors could adversely affect the voting power of the holders of our common stock and, by issuing shares of preferred stock with certain voting, conversion and/or redemption rights, could discourage any attempt to obtain control of ITC/\DeltaCom.

Series A Preferred Stock

   Conversion rights. Holders of Series A Preferred Stock have the right, at any time after March 14, 2002, to convert each share of Series A Preferred Stock into one share of our common stock, subject to adjustment for stock splits, stock dividends, recapitalizations and other specified events.

   Liquidation rights. In the event of any dissolution, liquidation or winding up of ITC/\DeltaCom, whether voluntary or involuntary, holders of Series A Preferred Stock will be entitled to receive a distribution of $7.40 per share, plus any dividends declared and unpaid, prior to any payment or distribution of assets to holders of our common stock. Holders of our common stock will then be entitled to any equivalent distribution of $7.40 per share, plus any dividends declared and unpaid, out of the remaining assets of ITC/\/\DeltaCom. Holders of Series A Preferred Stock and our common stock will be entitled to share ratably in the distribution of any remaining assets of ITC/\DeltaCom, with holders of Series A Preferred Stock entitled to receive an amount equal to the distribution made in respect of the number of shares of common stock into which the Series A Preferred Stock is then convertible.

   Dividend rights. The holders of Series A Preferred Stock are entitled to receive, when, as and if declared by our Board of Directors out of funds legally available therefor, dividends in an amount per share of Series A Preferred Stock equal to the dividends payable on the number of shares of common stock into which one share of Series A Preferred Stock is then convertible. So long as any shares of Series A Preferred Stock are outstanding, no dividends may be declared or paid on any class or series of capital stock ranking on a parity with the Series A Preferred Stock as to dividends.

   No redemption rights. The Series A Preferred Stock is not subject to mandatory or optional redemption.

   Voting rights. Except as set forth in the following sentence, holders of Series A Preferred Stock have no voting rights. The affirmative vote of holders of at least two-thirds of the shares of Series A Preferred Stock outstanding is necessary for:

  . the authorization or issuance of any class of stock ranking prior to the Series A Preferred Stock as to dividends or the distribution of assets upon dissolution, liquidation or winding up of ITC/\/\DeltaCom;

  .  an increase in the authorized or issued amount of Series A Preferred
     Stock; or

  . the amendment, alteration or repeal, whether by merger, consolidation or otherwise, of any provision of the certificate of incorporation that would affect any right, preference or voting power of the Series A Preferred Stock.

Terms of the Preferred Stock that We May Offer and Sell to You

   You should refer to the prospectus supplement relating to the class or series of preferred stock being offered for the specific terms of that class or series, including:

  (1) the title and stated value of the preferred stock being offered;

  (2) the number of shares of preferred stock being offered, their liquidation preference per share and their purchase price;

  (3) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculating the payment date(s) applicable to the preferred stock being offered;

  (4) whether dividends shall be cumulative or non-cumulative and, if cumulative, the date from which dividends on the preferred stock being offered shall accumulate;

  (5) the procedures for any auction and remarketing, if any, for the preferred stock being offered;

  (6) the provisions for a sinking fund, if any, for the preferred stock being offered;

  (7) the provisions for redemption, if applicable, of the preferred stock being offered;

  (8) any listing of the preferred stock being offered on any securities exchange or market;

  (9) the terms and conditions, if applicable, upon which the preferred stock being offered will be convertible into common stock of ITC/\DeltaCom, including the conversion price, or the manner of calculating the conversion price, and the conversion period;

  (10) voting rights, if any, of the preferred stock being offered;

  (11) whether interests in the preferred stock being offered will be represented by depositary shares;

  (12) a discussion of any material and/or special United States federal income tax considerations applicable to the preferred stock being offered;

  (13) the relative ranking and preferences of the preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of ITC/\DeltaCom;

  (14) any limitations on the issuance of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of ITC/\DeltaCom; and

  (15) any other specific terms, preferences, rights, limitations or restrictions of the preferred stock being offered.

Rank

   Unless otherwise specified in the applicable prospectus supplement, the preferred stock will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of ITC/\DeltaCom, rank:

  (1) senior to all classes or series of common stock of ITC/\DeltaCom and to all equity securities the terms of which specifically provide that such equity securities rank junior to the preferred stock being offered;

  (2) on a parity with all equity securities issued by ITC/\DeltaCom other than those referred to in clauses 1 and 3; and

  (3) junior to all equity securities issued by ITC/\DeltaCom the terms of which specifically provide that such equity securities rank senior to the preferred stock being offered,

   The term "equity securities" does not include convertible debt securities.

Distributions

   Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by our board of directors, out of assets of ITC/\DeltaCom legally available for payment to stockholders, cash distributions, or distributions in kind or in other property if expressly permitted and described in the applicable prospectus supplement, at such rates and on such dates as will be set forth in the applicable prospectus supplement. Each such distribution shall be payable to holders of record as they appear on the stock transfer books of ITC/\DeltaCom on such record dates as shall be fixed by our board of directors. Distributions on any series of preferred stock, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement.

Redemption

   If so provided in the applicable prospectus supplement, the preferred stock will be subject to mandatory redemption or redemption at the option of ITC/\DeltaCom, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.

Liquidation Preference

   Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of ITC/\DeltaCom, then, before any distribution or payment shall be made to the holders of any common stock or any other class or series of shares of capital stock of ITC/\DeltaCom ranking junior to the preferred stock in the distribution of assets upon any liquidation, dissolution or winding up of ITC/\DeltaCom, the holders of each series of preferred stock shall be entitled to receive out of assets of ITC/\DeltaCom legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference set forth in the applicable prospectus supplement, plus an amount equal to all accumulated and unpaid distributions. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of shares of preferred stock will have no right or claim to any of the remaining assets of ITC/\DeltaCom. If, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of ITC/\DeltaCom are insufficient to pay the amount of the liquidating distributions on all outstanding shares of preferred stock and the corresponding amounts payable on all shares of other classes or series of shares of capital stock of ITC/\DeltaCom ranking on a parity with the preferred stock in the distribution of assets, then the holders of the preferred stock and all other such classes or series of shares of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

   If liquidating distributions shall have been made in full to all holders of preferred stock, the remaining assets of ITC/\DeltaCom shall be distributed among the holders of any other classes or series of shares of capital stock ranking junior to the preferred stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of ITC/\DeltaCom with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of ITC/\DeltaCom, shall not be deemed to constitute a liquidation, dissolution or winding up of ITC/\DeltaCom.

Voting Rights

   Holders of preferred stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law, or as indicated in the applicable prospectus supplement.

   Under the Delaware General Corporation Law, holders of outstanding shares of a series of preferred stock may be entitled to vote as a separate class on a proposed amendment to the terms of that series of preferred stock or ITC/\DeltaCom's certificate if the amendment would:

  (1) increase or decrease the aggregate number of authorized shares of that series of preferred stock;

  (2) increase or decrease the par value of that series of preferred stock;
      or

  (3) alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely,

   in which case the approval of proposed amendment would require the affirmative vote of at least a majority of the outstanding shares of that series of preferred stock.

Conversion Rights

   The terms and conditions, if any, upon which any series of preferred stock is convertible into common stock will be set forth in the applicable prospectus supplement relating thereto. Such terms will include the number of shares of common stock into which the shares of preferred stock are convertible, the conversion price or the manner of calculating the conversion price, the conversion date(s) or period(s), provisions as to whether conversion will be at the option of the holders of the preferred stock or at ITC/\DeltaCom's option, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of preferred stock.

Transfer Agent and Registrar

   The transfer agent and registrar for the preferred stock will be set forth in the applicable prospectus supplement.

                        DESCRIPTION OF DEPOSITARY SHARES

General

   ITC/\DeltaCom may issue depositary receipts for depositary shares, each of which will represent a fractional interest of a share of a particular series of preferred stock, as specified in the applicable prospectus supplement. Shares of preferred stock of each series represented by depositary shares will be deposited under a separate deposit agreement among ITC/\DeltaCom and the "depositary" named in the deposit agreement. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the fractional interest of a share of a particular series of preferred stock represented by the depositary shares evidenced by that depositary receipt, to all the rights and preferences of the preferred stock represented by those depositary shares, including dividend, voting, conversion, redemption and liquidation rights.

   The depositary shares will be evidenced by depositary receipts issued pursuant to the applicable deposit agreement. Immediately following the issuance and delivery of the preferred stock by ITC/\DeltaCom to the depositary, ITC/\DeltaCom will cause the depositary to issue, on behalf of ITC/\DeltaCom, the depositary receipts. Copies of the applicable form of deposit agreement and depositary receipt may be obtained from ITC/\DeltaCom upon request, and the statements made in this summary relating to the deposit agreement and the depositary receipts to be issued under the deposit agreement are summaries of provisions of the deposit agreement and the related depositary receipts. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the applicable deposit agreement and related depositary receipts.

Dividends and Other Distributions

   The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of such depositary receipts owned by such holders, subject to the obligations of holders to file proofs, certificates and other information and to pay some charges and expenses to the depositary.

   In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts entitled to that property, subject to the obligations of holders to file proofs, certificates and other information and to pay some charges and expenses to the depositary, unless the depositary determines that it is not feasible to make the distribution, in which case the depositary may, with the approval of ITC/\DeltaCom, sell the property and distribute the net proceeds from the sale to the holders.

   No distribution will be made in respect of any depositary share to the extent that it represents any preferred stock converted into other securities.

Withdrawal of Stock

   Upon surrender of the depositary receipts at the corporate trust office of the depositary, unless the related depositary shares have previously been called for redemption or converted into other securities, the holders of those depositary receipts will be entitled to delivery at the corporate trust office, to or upon the holder's order, of the number of whole or fractional shares of the preferred stock and any money or other property represented by the depositary shares evidenced by the depositary receipts. Holders of depositary receipts will be entitled to receive whole or fractional shares of the related preferred stock on the basis of the proportion of preferred stock represented by the depositary share as specified in the applicable prospectus supplement, but holders of the shares of preferred stock will not thereafter be entitled to receive depositary shares therefor. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of shares of preferred stock to be withdrawn, the depositary will deliver to the holder at the same time a new depositary receipt evidencing the excess number of depositary shares.

Redemption of Depositary Shares

   Whenever ITC/\DeltaCom redeems shares of preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing shares of the preferred stock so redeemed, provided ITC/\DeltaCom shall have paid in full to the depositary the redemption price of the preferred stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per depositary share will be equal to the corresponding proportion of the redemption price and any other amounts per share payable with respect to the preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected pro rata, as nearly as may be practicable without creating fractional depositary shares, or by any other equitable method determined by ITC/\DeltaCom.

   From and after the date fixed for redemption, all dividends in respect of the shares of preferred stock so called for redemption will cease to accrue, the depositary shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary receipts evidencing the depositary shares so called for redemption will cease, except the right to receive any moneys payable upon the redemption and any money or other property to which the holders of the depositary receipts were entitled the redemption and surrender thereof to the depositary.

Voting of the Preferred Stock

   Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary receipts evidencing the depositary shares which represent the preferred stock. Each record holder of depositary receipts evidencing depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by the holder's depositary shares. The depositary will vote the amount of preferred stock represented by the depositary shares in accordance with the instructions, and ITC/\DeltaCom will agree to take all reasonable action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will abstain from voting the amount of preferred stock represented by the depositary shares to the extent it does not receive specific instructions from the holders of depositary receipts evidencing the depositary shares. The depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as such action or non-action is in good faith and does not result from negligence or willful misconduct of the depositary.

Liquidation Preference

   In the event of the liquidation, dissolution or winding up of ITC/\DeltaCom, whether voluntary or involuntary, the holders of each depositary receipt will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary shares evidenced by such depositary receipt, as set forth in the applicable prospectus supplement.

Conversion of Preferred Stock

   The depositary shares, as such, are not convertible into common stock or any other securities or property of ITC/\DeltaCom. Nevertheless, if so specified in the applicable prospectus supplement relating to an offering of depositary shares, the depositary receipts may be surrendered by their holders to the depositary with written instructions to the depositary to instruct ITC/\DeltaCom to cause conversion of the preferred stock represented by the depositary shares evidenced by the depositary receipts into whole shares of common stock, other shares of preferred stock of ITC/\DeltaCom or other shares of stock, and ITC/\DeltaCom has agreed that upon receipt of those instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of preferred stock to effect such conversion. If the depositary shares evidenced by a depositary receipt are to be converted in part only, a new depositary receipt or receipts will be issued for any depositary shares not to be converted. No fractional shares of common stock will be issued upon conversion, and if such conversion would result in a fractional share being issued, an amount will be paid in cash by ITC/\DeltaCom equal to the value of the fractional interest based upon the closing price of the common stock on the last business day prior to the conversion.

Amendment and Termination of the Deposit Agreement

   The form of depositary receipt evidencing the depositary shares which represent the preferred stock and any provision of the deposit agreement may at any time be amended by agreement between ITC/\DeltaCom and the depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related preferred stock will not be effective unless such amendment has been approved by the existing holders of at least 66% of the depositary shares evidenced by the depositary receipts then outstanding. No amendment shall impair the right, subject to certain exceptions in the deposit agreement, of any holder of depositary receipts to surrender any depositary receipt with instructions to deliver to the holder the related preferred stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding depositary receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such receipt, to consent and agree to such amendment and to be bound by the deposit agreement as amended thereby.

   The deposit agreement may be terminated by ITC/\DeltaCom upon not less than 30 days prior written notice to the depositary if a majority of each series of preferred stock affected by such termination consents to such termination, whereupon the depositary shall deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by such holder, such number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by such depositary receipts together with any other property held by the depositary with respect to such depositary receipt. In addition, the deposit agreement will automatically terminate if:

  (1) all outstanding depositary shares shall have been redeemed;

  (2) there shall have been a final distribution in respect of the related preferred stock in connection with any liquidation, dissolution or winding up of ITC/\DeltaCom and such distribution shall have been distributed to the holders of depositary receipts evidencing the depositary shares representing such preferred stock; or

  (3) each share of the related preferred stock shall have been converted into securities of ITC/\DeltaCom not so represented by depositary shares.

Charges of Preferred Stock Depositary

   ITC/\DeltaCom will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. In addition, ITC/\DeltaCom will pay the fees and expenses of the depositary in connection with the performance of its duties under the deposit agreement. However, holders of depositary receipts will pay the fees and expenses of the depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the deposit agreement.

Resignation and Removal of Depositary

   The depositary may resign at any time by delivering to ITC/\DeltaCom notice of its election to do so, and ITC/\DeltaCom may at any time remove the depositary, any such resignation or removal to take effect upon the appointment of a successor depositary. A successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

   The depositary will forward to holders of depositary receipts any reports and communications from ITC/\DeltaCom which are received by the depositary with respect to the related preferred stock.

   Neither the depositary nor ITC/\DeltaCom will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the deposit agreement. The obligations of ITC/\DeltaCom and the depositary under the deposit agreement will be limited to performing their duties thereunder in good faith and without negligence, in the case of any action or inaction in the voting of preferred stock represented by the depositary shares, gross negligence or willful misconduct, and ITC/\DeltaCom and the depositary will not be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or shares of preferred stock represented thereby unless satisfactory indemnity is furnished. ITC/\DeltaCom and the depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock represented thereby for deposit, holders of depositary receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

   In the event the depositary shall receive conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and ITC/\DeltaCom, on the other hand, the depositary shall be entitled to act on such claims, requests or instructions received from ITC/\DeltaCom.

                            DESCRIPTION OF WARRANTS

General

   ITC/\DeltaCom may issue warrants to purchase its common stock, preferred stock, or depositary shares. ITC/\DeltaCom may issue warrants independently or together with any offered securities and may be attached to or separate from those offered securities. ITC/\DeltaCom will issue the warrants under warrant agreements to be entered into between ITC/\DeltaCom and a bank or trust company, as warrant agent, all as shall be set forth in the applicable prospectus supplement. The warrant agent will act solely as an agent of ITC/\DeltaCom in connection with the warrants of the series being offered and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

   The applicable prospectus supplement will describe the following terms, where applicable, of warrants in respect of which this prospectus is being delivered:

  (1)  the title of the warrants;

  (2) the designation, amount and terms of the securities for which the warrants are exercisable;

  (3) the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each such security;

  (4)  the price or prices at which the warrants will be issued;

  (5)  the aggregate number of warrants;

  (6) any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

  (7) the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

  (8) if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

  (9) if applicable, a discussion of the material United States federal income tax considerations applicable to the exercise of the warrants;

  (10) any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

  (11) the date on which the right to exercise the warrants shall commence, and the date on which the right shall expire;

  (12) the maximum or minimum number of warrants which may be exercised at any time; and

  (13) information with respect to book-entry procedures, if any.

Exercise of Warrants

   Each warrant will entitle the holder of warrants to purchase for cash the amount of shares of preferred stock, shares of common stock or depositary shares at the exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the warrants offered thereby. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the prospectus supplement relating to the warrants offered thereby. After the close of business on the expiration date, unexercised warrants will become void.

   Warrants may be exercised as set forth in the prospectus supplement relating to the warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, ITC/\DeltaCom will, as soon as practicable, forward the shares of preferred stock, shares of common stock or depositary shares purchasable upon such exercise. If less than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

      DESCRIPTION OF STOCK PURCHASE CONTRACTS TO PURCHASE COMMON STOCK OR
                    PREFERRED STOCK AND STOCK PURCHASE UNITS

   Unless otherwise specified in the applicable prospectus supplement, ITC/\DeltaCom may issue stock purchase contracts, including contracts obligating holders to purchase from ITC/\DeltaCom, and ITC/\DeltaCom to sell to the holders, a specified number of shares of common stock or preferred stock at a future date or dates. The consideration per share of common stock or preferred stock may be fixed at the time the stock purchase contracts are issued or may be determined by a specific reference to a formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of stock purchase units consisting of:

  (1) a stock purchase contract and

  (2) preferred securities or debt obligations of third parties, including U.S. Treasury securities, securing the holders' obligations to purchase the common stock or the preferred stock under the stock purchase contracts.

   The stock purchase contracts may require ITC/\DeltaCom to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner.

   The securities related to the stock purchase contracts will be pledged to a collateral agent, for the benefit of ITC/\DeltaCom, pursuant to a pledge agreement. The pledged securities will secure the obligations of holders of stock purchase contracts to purchase common stock or preferred stock under the related stock purchase contracts. The rights of holders of stock purchase contracts to the related pledged securities will be subject to ITC/\DeltaCom's security interest in those pledged securities. That security interest will be created by the pledge agreement. No holder of stock purchase contracts will be permitted to withdraw the pledged securities related to such stock purchase contracts from the pledge arrangement except upon the termination or early settlement of the related stock purchase contracts. Subject to that security interest and the terms of the purchase contract agreement and the pledge agreement, each holder of a stock purchase contract will retain full beneficial ownership of the related pledged securities.

   Except as described in the applicable prospectus supplement, the collateral agent will, upon receipt of distributions on the pledged securities, distribute such payments to ITC/\DeltaCom or a purchase contract agent, as provided in the pledge agreement. The purchase contract agent will in turn distribute payments it receives as provided in the stock purchase contract. The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units. The description in the prospectus supplement will not necessarily be complete and will be qualified in its entirety by reference to the stock purchase contracts, and, if applicable, collateral arrangements and depositary arrangements, relating to such stock purchase contracts or stock purchase units.

                       DESCRIPTION OF SUBSCRIPTION RIGHTS

General

   ITC/\DeltaCom may issue subscription rights to purchase common stock, preferred stock, depositary shares or warrants to purchase preferred stock or common stock. ITC/\DeltaCom may issue subscription rights independently or together with any other offered security and which may or may not be transferable by the purchaser receiving the subscription rights. In connection with any subscription rights offering to ITC/\DeltaCom's stockholders, ITC/\DeltaCom may enter into a standby underwriting arrangement with one or more underwriters pursuant to which the underwriter(s) will purchase any offered securities remaining unsubscribed for after the subscription rights offering.
In connection with a subscription rights offering to ITC/\DeltaCom's stockholders, certificates evidencing the subscription rights and a prospectus supplement will be distributed to ITC/\DeltaCom's stockholders on the record date for receiving subscription rights in the subscription rights offering set by ITC/\DeltaCom.

   The applicable prospectus supplement will describe the following terms of subscription rights in respect of which this prospectus is being delivered:

  (1) the title of the subscription rights;

  (2) the securities for which the subscription rights are exercisable;

  (3) the exercise price for the subscription rights;

  (4) the number of subscription rights issued to each stockholder;

  (5) the extent to which the subscription rights are transferable;

  (6) if applicable, a discussion of the material United States federal income tax considerations applicable to the issuance or exercise of the subscription rights;

  (7) any other terms of the subscription rights, including terms, procedures and limitations relating to the exchange and exercise of the subscription rights;

  (8) the date on which the right to exercise the subscription rights shall commence, and the date on which the right shall expire;

  (9) the extent to which the subscription rights offering includes an over-subscription privilege with respect to unsubscribed securities; and

  (10) if applicable, the material terms of any standby underwriting arrangement entered into by ITC/\DeltaCom in connection with the subscription rights offering.

Exercise of Subscription Rights

   Each subscription right will entitle the holder of subscription rights to purchase for cash the number of shares of preferred stock, depositary shares, common stock, warrants or any combination thereof, at the exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby. Subscription rights may be exercised at any time up to the close of business on the expiration date for such subscription rights set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights will become void.

   Subscription rights may be exercised as set forth in the prospectus supplement relating to the subscription rights offered thereby. Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement, ITC/\DeltaCom will, as soon as practicable, forward the shares of preferred stock or common stock, depositary shares or warrants purchasable upon such exercise. In the event that not all of the subscription rights issued in any offering are exercised, ITC/\DeltaCom may determine to offer any unsubscribed offered securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby underwriting arrangements, as set forth in the applicable prospectus supplement.

                              PLAN OF DISTRIBUTION

   ITC/\DeltaCom may sell the offered securities:

  .  directly to purchasers;

  .  through agents;

  .  through dealers;

  .  through underwriters;

  .  directly to its stockholders; or

  .  through a combination of any of these methods of sale.

   In addition, ITC/\DeltaCom may issue the offered securities as a dividend or distribution.

   We may effect the distribution of the offered securities from time to time in one or more transactions either:

  .  at a fixed price or prices, which may be changed;

  .  at market prices prevailing at the time of sale;

  .  at prices related to such prevailing market prices; or

  .  at negotiated prices.

   ITC/\DeltaCom may directly solicit offers to purchase offered securities. Agents designated by ITC/\DeltaCom from time to time may also solicit offers to purchase offered securities. Any agent designated by ITC/\DeltaCom, who may be deemed to be an "underwriter" as that term is defined in the Securities Act, involved in the offer or sale of the offered securities in respect of which this prospectus is delivered will be named, and any commissions payable by ITC/\DeltaCom to such agent will be set forth in the prospectus supplement.

   If a dealer is utilized in the sale of the offered securities in respect of which this prospectus is delivered, ITC/\DeltaCom will sell such offered securities to the dealer, as principal. The dealer, who may be deemed to be an "underwriter" as that term is defined in the Securities Act, may then resell such offered securities to the public at varying prices to be determined by such dealer at the time of resale.

   If an underwriter is, or underwriters are, utilized in the sale, ITC/\DeltaCom will execute an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters will be set forth in the prospectus supplement, which will be used by the underwriter to make resales of the offered securities in respect of which this prospectus is delivered to the public. In connection with the sale of offered securities, such underwriter may be deemed to have received compensation from ITC/\DeltaCom in the form of underwriting discounts or commissions and may also receive commissions from purchasers of offered securities for whom they may act as agents. Underwriters may also sell offered securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriting compensation paid by ITC/\DeltaCom to underwriters in connection with the offering of offered securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement.

   Pursuant to any standby underwriting agreement entered into in connection with a subscription rights offering to ITC/\DeltaCom's stockholders, persons acting as standby underwriters may receive a commitment fee for all securities underlying the subscription rights that the underwriter commits to purchase on a standby basis. Additionally, prior to the expiration date with respect to any subscription rights, any standby underwriters in a subscription rights offering to ITC/\DeltaCom's stockholders may offer such securities on a when-issued basis, including securities to be acquired through the purchase and exercise of subscription rights, at prices set from time to time by the standby underwriters. After the expiration date with respect to such subscription rights, the underwriters may offer securities of the type underlying the subscription rights, whether acquired pursuant to a standby underwriting agreement, the exercise of the subscription rights or the purchase of such securities in the market, to the public at a price or prices to be determined by the underwriters. The standby underwriters may thus realize profits or losses independent of the underwriting discounts or commissions paid by ITC/\DeltaCom. If ITC/\DeltaCom does not enter into a standby underwriting arrangement in connection with a subscription rights offering to ITC/\DeltaCom's stockholders, ITC/\DeltaCom may elect to retain a dealer-manager to manage such a subscription rights offering for ITC/\DeltaCom. Any such dealer-manager may offer securities of the type underlying the subscription rights acquired or to be acquired pursuant to the purchase and exercise of subscription rights and may thus realize profits or losses independent of any dealer-manager fee paid by ITC/\DeltaCom.

   Underwriters, dealers, agents and other persons may be entitled, under agreements that may be entered into with ITC/\DeltaCom, to indemnification by ITC/\DeltaCom against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which they may be required to make in respect thereof. Underwriters and agents may engage in transactions with, or perform services for, ITC/\DeltaCom in the ordinary course of business.

   If so indicated in the applicable prospectus supplement, ITC/\DeltaCom will authorize underwriters, dealers or other persons to solicit offers by certain institutions to purchase offered securities pursuant to contracts providing for payment and delivery on a future date or dates. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchasers under any such contract will not be subject to any conditions except that:

  . the purchase of the offered securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject; and

  . if the offered securities are also being sold to underwriters, ITC/\DeltaCom shall have sold to such underwriters the offered securities not sold for delayed delivery.

   The underwriters, dealers and such other persons will not have any responsibility in respect of the validity or performance of such contracts. The prospectus supplement relating to such contracts will set forth the price to be paid for offered securities pursuant to such contracts, the commission payable for solicitation of such contracts and the date or dates in the future for delivery of offered securities pursuant to such contracts.

   Any underwriter may engage in stabilizing and syndicate covering transactions in accordance with Rule 104 under the Exchange Act. Rule 104 permits stabilizing bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. The underwriters may over-allot shares of the offered securities in connection with an offering of offered securities, thereby creating a short position in the underwriters' account. Syndicate covering transactions involve purchases of the offered securities in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing and syndicate covering transactions may cause the price of the offered securities to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

   The anticipated date of delivery of offered securities will be set forth in the applicable prospectus supplement relating to each offer.

                                 LEGAL MATTERS

   The validity of the offered securities will be passed upon for ITC/\DeltaCom by Hogan & Hartson L.L.P., Washington, D.C., special counsel for ITC/\DeltaCom. Hogan & Hartson L.L.P. also provides legal services to affiliated companies of ITC/\DeltaCom and Campbell B. Lanier, III. Anthony S. Harrington, a partner of the firm, beneficially owns approximately 118,000 shares of common stock of ITC/\DeltaCom. If the offered securities are distributed in an underwritten offering or through agents, certain legal matters may be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable prospectus supplement.

                                    EXPERTS

   The consolidated balance sheets of ITC/\DeltaCom, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998 and the related schedule incorporated by reference in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                       [ITC/\DELTACOM LOGO APPEARS HERE]